TARRANT APPAREL GROUP

2007 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number: 0-26006

TARRANT APPAREL GROUP

(Exact name of registrant as specified in its charter)

California	**95-4181026**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

3151 East Washington Boulevard
Los Angeles, California 90023
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code: (323) 780-8250

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common Stock	Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registration is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [_]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act).

Large accelerated filer [ ]   Accelerated filer [ ]   Non-accelerated filer [ ]   Smaller reporting company [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the Common Stock held by non-affiliates of the Registrant is approximately $20,558,997 based upon the closing price of the Common Stock on June 30, 2007.

Number of shares of Common Stock of the Registrant outstanding as of March 24, 2008: 32,043,763.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A in connection with the 2008 Annual Meeting of Shareholders are incorporated by reference into Part III of this Report.

TARRANT APPAREL GROUP
INDEX TO FORM 10-K

PART I

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This 2007 Annual Report on Form 10-K contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended. Those statements include statements regarding our intent, belief or current expectations. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements. Such risks and uncertainties include, among other things, our ability to face stiff competition, profitably manage a sourcing and distribution business, the financial strength of our major customers, the continued acceptance of our existing and new products by our existing and new customers, dependence on key customers, the risks of foreign manufacturing, competitive and economic factors in the textile and apparel markets, the availability of raw materials, the ability to manage growth, weather-related delays, dependence on key personnel, the successful resolution of pending litigation, general economic conditions, global manufacturing costs and restrictions, and other risks and uncertainties that may be detailed herein. See "Item 1A. Risk Factors."

Item 1. BUSINESS

Overview

Tarrant Apparel Group is a design and sourcing company for private label and private brand casual apparel serving mass merchandisers, department stores, branded wholesalers and specialty chains located primarily in the United States. Our major customers include retailers, such as Macy's Merchandising Group, New York & Co., Chico's, Kohl's, Mothers Work, Mervyn's, Charlotte Russe, the Avenue, Seven Licensing, Wal-Mart, and Lane Bryant. Our products are manufactured in a variety of woven and knit fabrications and include jeans wear, casual pants, shorts, skirts, dresses, t-shirts, shirts and other tops and jackets.

In 2005 and 2006, our total net sales were $215 million and $232 million, respectively. In 2007, our net sales increased by 5% to $244 million. In 2005, we experienced net income of $1.0 million. In 2006, we experienced a net loss of $22.2 million, which included a non-cash charge of $27.1 million of a loss on notes receivable - related parties. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." In 2007, our net income was $1.7 million.

We launched our private brands initiative in 2003, and have since acquired ownership of or license rights to a number of brand names and sold apparel products under the brand, generally to a single retail company within a geographic region. At March 24, 2008, we sell apparel products under the following brands at the following retailers:

Brand	**Stores**
American Rag Cie	Macy's Merchandising Group
Marisa K	Specialty stores & boutiques

Business Strategy

We believe that the following trends are currently affecting apparel retailing and manufacturing:

- Consolidation among apparel retailers has increased their ability to demand value-added services from apparel manufacturers, including fashion expertise, rapid response, just-in-time delivery, Electronic Data Interchange and favorable pricing.
- Increased competition among retailers due to consolidation has resulted in an increased demand for private label and private brand apparel, which generally offers retailers higher margins and permits them to differentiate their products.
- The current fashion cycle requires more design and product development, in addition to quickly responding to emerging trends. Apparel manufacturers that offer these capabilities are in demand.
- A slower US economy or recession will cause consolidation among apparel manufacturers and wholesalers.

We believe that we have the capabilities to take advantage of these trends and remain a principal value-added supplier of casual, moderately priced apparel as well as increase our share of the higher retail, "branded" segment that the major retailers are pursuing.

Design Expertise. As one of the very few sourcing companies with our own design team, we believe that we have established a reputation with our customers as a fashion resource and manufacturer that is capable of providing design assistance to customers in the face of rapidly changing fashion trends.

Research and Development Capabilities. We believe our design capability combined with our fabric research and development provide a major advantage that our customers respond to, and that we have skills in the advanced development of washes and finishes that give us a position of competitive strength.

Marketing Expertise. We have the understanding and resources to develop strong "brand-like" product marketing to support the need to extend traditional store brands into product presentations that have more value to the consumer in terms of product design and imaging.

Sample-Making and Market-Testing Capabilities. We seek to support customers with our design expertise, sample-making capability and ability to rapidly produce small test orders of products.

On-Time Delivery. We have developed a diversified network of international contract manufacturers and fabric suppliers, which enable us to accept orders of varying sizes and delivery schedules and to produce a broad range of garments at varying prices depending upon lead time and other requirements of the customer.

Quality and Competitively Priced Products. We believe that our long time presence in the Far East and our experienced product management teams provide a superior supply chain that enables us to meet the individual needs of our customers in terms of quality and lead time.

Product Diversification. Our experiencing in designing and delivering complete apparel collections for some of our customers has improved our overall ability to deliver product classifications beyond our core casual bottoms offerings, which has further diversified the merchandise we offer to other customers.

Private Brands. With a private brand relationship, we own and control the brand and thus build equity in the brand as the product gains acceptance by consumers. In a private label relationship, we source products for our customers who own and control the brand and thus benefit from any increase in value of the brand.

We believe that forming strong alliances with premier retailers allows us greater penetration of apparel categories in addition to our core casual bottoms business. In addition to the increased breadth of classifications, we have improved our ability to compete for private label business based on expertise gained from our private brand development. We receive higher margins for development of product by design and marketing assistance.

Products

Women's jeans historically have been, and continue to be, our principal product. Our products also include moderately priced women's apparel in casual, non-denim fabrications such as twill and other cotton and cotton blends, in woven tops and bottoms. Our women's apparel products currently include jeans wear, casual pants, shorts, skirts, dresses, t-shirts, blouses, shirts, other tops and jackets. These products are manufactured in petite, standard and large sizes and are sold at a variety of wholesale prices generally ranging from less than $5 to over $20 per garment. We have produced men's apparel in varying significance for the last several years.

Over the past three years, approximately 61% of total net sales were derived from the sales of pants and jeans, approximately 7% from the sale of shorts, approximately 13% from the sale of shirts, blouses and tops and approximately 5% from the sale of skirts and skort-alls. The balance of net sales consisted of sales of dresses, jackets and other products.

Customers

We generally market our products to high-volume retailers that we believe can grow into major accounts. By limiting our customer base to a select group of larger accounts, we seek to build stronger long-term relationships and leverage our operating costs against large bulk orders. Although we continue to diversify our customer base, the majority of sales growth is most predictable from existing customers.

The following table shows the percentage of our net sales in fiscal year 2007 attributable to each customer that accounted for more than 10% of net sales.

	Percentage of Net Sales
Customer	**2007**
Macy's Merchandising Group	21.1
New York & Co.	12.5
Chico's	11.3

We currently serve over 15 major retailers and over 200 specialty stores, which in addition to those identified above, include, Kohl's, Mothers Work, Mervyn's, Charlotte Russe, the Avenue, Seven Licensing, Wal-Mart and Lane Bryant. In 2005, 2006 and 2007, net sales of private brands represented approximately 26%, 22% and 18%, respectively, of our total net sales. We launched our private brands initiative in 2003, in which we acquire ownership of or license rights to a brand name and sell apparel products under this brand, generally to a single retail company within a geographic region. We sell products in our brands "American Rag Cie" exclusively to Macy's Merchandising Group. We sold products in our licensed brand "Alain Weiz" to Dillard's during 2004 to 2006. We discontinued the license of this brand after mid 2007.

We are currently involved in litigation with American Rag Cie, LLC and American Rag Cie II with respect to our license rights to the American Rag Cie trademark. American Rag Cie, LLC owns the trademark "American Rag Cie", which has been licensed to us on an exclusive basis throughout the world except for Japan and pursuant to which we sell American Rag Cie branded apparel to Macy's Merchandising Group and have sub-licensed to Macy's Merchandising Group the right to manufacture certain categories of American Rag Cie branded apparel in the United States. American Rag Cie LLC has purported to terminate our license rights, and we have filed a counterclaim seeking to a declaratory judgment that the termination was invalid and alleging other causes of action. American Rag Cie, LLC is owned 45% by Tarrant Apparel Group and 55% by American Rag Cie II. For a further description of this action see "Item 3. Legal Proceedings" of this Annual Report on Form 10-K.

We do not have long-term contracts with any of our customers except for Macy's Merchandising Group for American Rag Cie and, therefore, there can be no assurance that other customers will continue to place orders with us of the same magnitude as it has in the past, or at all. In addition, the apparel industry historically has been subject to substantial cyclical variation, with consumer spending for purchases of apparel and related goods tending to decline during recessionary periods. To the extent that these financial difficulties occur, there can be no assurance that our financial condition and results of operations would not be adversely affected. See "Item 1A. Risk Factors."

Design, Merchandising and Sales

While many private label producers only arrange for the bulk production of styles specified by their customers, we not only design garments, but also assist some of our customers in market testing new designs. We believe that our design, sample-production and test-run capabilities give us a competitive advantage in obtaining bulk orders from our customers. We also often receive bulk orders for garments we have not designed because many of our customers allocate bulk orders among more than one producer.

We have developed integrated teams of design, merchandising and support personnel, some of whom serve on more than one team, that focus on designing and producing merchandise that reflects the style and image of their customers. Teams are divided between private label and private brands for sourcing operations.

Each team is responsible for all aspects of its customer's needs, including designing products, developing product samples and test items, obtaining orders, coordinating fabric choices and procurement, monitoring production and delivering finished products. The team seeks to identify prevailing fashion trends that meet its customer's retail strategies and design garments incorporating those trends. The team also works with the buyers of its customer to revise designs as necessary to better reflect the style and image that the customer desires to project to consumers. During the production process, the team is responsible for informing the customer about the progress of the order, including any difficulties that might affect the timetable for delivery. In this way, our customer and we can make appropriate arrangements regarding any delay or other change in the order. We believe that this team approach enables our employees to develop an understanding of the customer's distinctive styles and production requirements in order to respond effectively to the customer's needs.

From time to time and at scheduled seasonal meetings, we present samples to the customer's buyers who determine which, if any, of the samples will be produced on a test run or a bulk order. Samples are often presented in coordinated groupings or as part of a product line. Some customers, particularly specialty retail stores, may require that a product be tested before placing a bulk order.

Testing involves the production of as few as several hundred copies of a given sample in different size, fabric and color combinations. The customer pays for these test items, which are placed in selected stores to gauge consumer response. The production of test items enables our customers to identify garments that may appeal to consumers and also provides us with important information regarding the cost and feasibility of the bulk production of the tested garment. If the test is determined to be successful, we generally receive a significant percentage of the customer's total bulk order of the tested item. In addition, as is typical in the private label business, we receive bulk production orders to produce merchandise designed by our competitors or other designers, since most customers allocate bulk orders among a number of suppliers.

Sourcing

General

When bidding for or filling an order, our international or domestic sourcing network enables us to choose from among a number of suppliers and manufacturers based on the customer's price requirements, product specifications and delivery schedules. Historically, we manufactured our products through independent cutting, sewing and finishing contractors located primarily in Hong Kong and China, and have purchased our fabric from independent fabric manufacturers with weaving mills located primarily in Hong Kong and China. In recent years, we have expanded our network to include suppliers and manufacturers located in a number of additional countries, including Mongolia, Vietnam, India, Bangladesh and Thailand. Our sourcing strategy is based on a strong presence in Asia, in particular, Hong Kong, China and Southeast Asia.

Dependence on Contract Manufacturers

The use of contract manufacturers and the resulting lack of direct control over the production of our products could result in our failure to receive timely delivery of products of acceptable quality. Although we believe that alternative sources of cutting, sewing and finishing services are readily available, the loss of one or more contract manufacturers could have a materially adverse effect on our results of operations until an alternative source can be located and commence producing our products.

Although we have adopted a code of vendor conduct and monitor the compliance of our independent contractors with our code of conduct and applicable labor laws, we do not control our contractors or their labor practices. The violation of federal, state or foreign labor laws by one of our contractors can result in us being subject to fines and our goods, which are manufactured in violation of such laws, being seized or their sale in interstate commerce being prohibited. Additionally, certain of our customers may refuse to do business with us based on our contractors' labor practices. From time to time, we have been notified by federal, state or foreign authorities that certain of our contractors are the subject of investigations or have been found to have violated applicable labor laws. To date, we have not been subject to any sanctions that, individually or in the aggregate, have had or could have a material adverse effect upon us, and we are not aware of any facts on which any such sanctions could be based. There can be no assurance, however, that in the future we will not be subject to sanctions or lose business from our customers as a result of violations of applicable labor laws by our contractors, or that such sanctions or loss of business will not have a material adverse effect on us. In addition, our customers require strict compliance by their apparel manufacturers, including us, with applicable labor laws. To that end, we are regularly inspected by some of our major customers. There can be no assurance that the violation of applicable labor laws by one of our contractors will not have a material adverse effect on our relationship with our customers.

We do not have any long-term contracts with independent fabric suppliers. The loss of any of our major fabric suppliers could have a material adverse effect on our financial condition and results of operations until alternative arrangements are secured.

Diversified Production Network

We have a production network that is capable of servicing a wide range of customer needs. Some customers place a priority on "speed to market," and are willing to pre-approve several different fabric styles, and pay air freight in order to quickly get the most current styling into their stores. Other customers seek lower costs, and are willing to source production from more remote areas with long lead-times. Although mass merchandisers, such as Wal-Mart, normally operate on shorter lead times for fashion products, they can give us projections six months to nine months in advance for basic products that do not change in styles significantly from season to season. Our ability to operate on different production schedules helps us to meet our customers' varying needs.

By allocating an order among different manufacturers, we seek to fill the high-volume orders of our customers, while meeting their delivery requirements. Upon receiving an order, we determine which of our suppliers and manufacturers can best fill the order and meet the customer's price, quality and delivery requirements. We consider, among other things, the price charged by each manufacturer and the manufacturer's available production capacity to complete the order, as well as the availability of quota, if applicable, for the product from various countries and the manufacturer's ability to produce goods on a timely basis subject to the customer's quality specifications. Our personnel also consider the transportation lead times required to deliver an order from a given manufacturer to the customer. In addition, some customers prefer not to carry excess inventory and therefore require that we stagger the delivery of products over several weeks.

International Sourcing

We conduct and monitor our sourcing operations from our Hong Kong office. The staff has extensive knowledge about, and experience with, sourcing and production, including purchasing, manufacturing and quality control. Several times each year, members of our senior management, including local staff, visit and inspect the facilities and operations of our international suppliers and manufacturers.

Foreign manufacturing is subject to a number of risk factors, including, among other things, transportation delays and interruptions, political instability, expropriation, currency fluctuations and the imposition of tariffs, import and export controls, other non-tariff barriers (including changes in the allocation of quotas), natural disasters and cultural issues. Each of these factors could have a material adverse effect on us.

While we are in the process of establishing business relationships with manufacturers and suppliers located in countries other than Hong Kong, Macau or China, such as in Mongolia, Vietnam, India, Bangladesh and Thailand, we still primarily contract with manufacturers and suppliers located in Hong Kong and China for our international sourcing needs, and currently expect that we will continue to do so for the foreseeable future. Any significant disruption in our operations or our relationships with our manufacturers and suppliers located in Hong Kong or China could have a material adverse effect on us.

The Import Sourcing Process

As is customary in the apparel industry, we do not have any long-term contracts with our manufacturers. During the manufacturing process, our quality control personnel visit each factory to inspect garments when the fabric is cut, as it is being sewn and as the garment is being finished. Daily information on the status of each order is transmitted from the various manufacturing facilities to our offices in Hong Kong and Los Angeles. We, in turn, keep our customers apprised, often through daily telephone calls and frequent written reports. These calls and reports include candid assessments of the progress of a customer's order, including a discussion of the difficulties, if any, that have been encountered and our plans to rectify them.

We often arrange, on behalf of manufacturers, for the purchase of fabric from a single supplier. We have the fabric shipped directly to the cutting factory and invoice the factory for the fabric. Generally, the factories pay us for the fabric with offsets against the price of the finished goods. For our longstanding program business, we may purchase or produce fabric in advance of receiving the order, but in accordance with the customer's specifications. By procuring fabric for an entire order from one source, we believe that production costs per garment are reduced and customer specifications as to fabric quality and color can be better controlled.

The anti-terrorist measures adopted by the U.S. government and in particular, by the U.S. Customs, have meant more stringent inspection processes before imported goods are cleared for delivery into the U.S. In some instances, these measures have caused delays in the pre-planned delivery of products to customers.

Distribution

Based on our worldwide sourcing capability and in order to properly fulfill orders, we have tailored our distribution system to meet the needs of the customer. Some customers, such as Macy's Merchandising Group, Wal-Mart and Kohl's, use Electronic Data Interchange, or "EDI", to send orders and receive merchandise and invoices. The EDI distribution function has been centralized in our Los Angeles corporate headquarter in order to expedite and control the flow of merchandise and electronic information, and to insure that the special requirements of our EDI customers are met.

For orders sourced outside the United States and Mexico, the merchandise is shipped from the production facility by truck to a port where it is consolidated and loaded on containerized vessels for ocean transport to the United States. For customers with West Coast and Midwest distribution centers, the merchandise is brought into the port of Los Angeles. After Customs clearance, the merchandise is shipped by truck to either our Los Angeles warehouse facility, an independent public warehouse or an independent bonded warehouse in Ohio. Proximity to the customer's distribution center is important for customer support. For merchandise produced in the Middle East and destined for an East Coast customer distribution center, the port of entry is New York. After Customs clearance, the merchandise is trucked to an independent public warehouse in New Jersey. The independent warehouses are instructed in writing by the Los Angeles office when to ship the merchandise to the customer.

Backlog

As of March 24, 2008, we had unfilled customer orders of approximately $65 million as compared to approximately $85 million as of March 22, 2007. We believe that all of our backlog of orders as of March 24, 2008 will be filled before the end of fiscal year 2008. Backlog is based on our estimates derived from internal management reports. The amount of unfilled orders at a particular time is affected by a number of factors, including the scheduling of manufacturing and shipping of the product, which in some instances, depends on the customer's requirements. Accordingly, a comparison of unfilled orders from period to period is not necessarily meaningful and may not be indicative of eventual annual bookings or actual shipments. Our experience has been that the cancellations, rejections or returns of orders have not materially reduced the amount of sales realized from our backlog.

Segment Information

We operate in a single business segment – the design, distribution and importation of private label and private brand casual apparel. Substantially all of our revenues are from the sales of apparel. We are organized into two geographic regions: the United States and Asia. We evaluate performance of each region based on profit or loss from operations before income taxes not including the cumulative effect of change in accounting principles. For information regarding the revenues and assets associated with our geographic regions, see Note 18 of the "Notes to Consolidated Financial Statements."

Import Restrictions

Quotas

We imported substantially all of our products sold in 2007. A majority of the merchandise imported by us in 2007 was manufactured in various countries (such as China) with which the U.S. had entered into bilateral trade agreements.

As of January 1, 2005, quota on apparel from all WTO countries, including China (except that certain commodities still require quotas as a result of "safeguard measures"), was eliminated. As China is now a member of the WTO, its exports of textiles and apparel to the U.S. are covered by the WTO Agreement on Textiles and Clothing. In 2006, quota was temporarily reinstated for China until 2008 for certain import merchandise categories. Quota is traded on the open market through quota holders who possess the quota holdings. We purchase quota from the open market. Quota gives us the right within the year to ship our goods to the U.S. Quota purchased from a third party is not subject to duties.

Duties and Tariffs

As with all goods imported into the U.S., our imported merchandise is subject to duty (unless statutorily exempt from duty) at rates established by U.S. law. These rates range, depending on the types of product and fabric content, from approximately 3% to 40% of the FOB value of the product. In addition to duties, in the ordinary course of our business, we are occasionally subject to claims by the U.S. Bureau of Customs and Border Protection for penalties, liquidated damages and other charges relating to import activities. Similarly, we are at times entitled to refunds from Customs, resulting from the overpayment of duties.

Products imported from China into the United States receive the same preferential tariff treatment accorded goods from other countries granted Normal Trade Relations status. This status has been in place conditionally for a number of years and is now guaranteed on a more permanent basis by China's accession to WTO membership in December 2001.

Our continued ability to source products from foreign countries may be adversely affected or improved by future trade agreements and restrictions, changes in U.S. trade policy, embargoes, the disruption of trade from exporting countries as a result of political instability or the imposition of additional duties, taxes and other charges or restrictions on all imports or specified classes of imports.

Competition

There is intense competition in the sectors of the apparel industry in which we participate. We compete with many other manufacturers, many of which are larger and have greater resources than us. We also face competition from our own customers and potential customers, many of which have established, or may establish, their own internal product development and sourcing capabilities. We believe that we compete favorably on the basis of design and sample capabilities, the quality and value of our products, price, and the production flexibility that we enjoy as a result of our sourcing network.

Trademarks

As part of our private brands strategy, we acquire ownership of or rights to a brand name and sell apparel products under this brand. We have ownership rights to the registered trademarks "American Rag Cie," "Marisa K", "NO! Jeans" and "American Star". As described elsewhere in this report, we are currently involved in litigation with respect to our license rights to the American Rag Cie trademark. For a further description of this action see "Item 3. Legal Proceedings" of this Annual Report on Form 10-K.

Seasonality

We have typically experienced seasonal fluctuations in sales volume. These seasonal fluctuations result in sales volume decreases in the first and fourth quarters of each year due to the seasonal fluctuations experienced by the majority of our customers.

Employees

At December 31, 2007, we had approximately 150 full-time employees in the United States, 150 in Hong Kong and 10 in China. None of our employees are unionized. We consider our relations with our employees to be satisfactory in all areas of our operations.

Item 1A. RISK FACTORS

This Annual Report on Form 10-K contains forward-looking statements, which are subject to a variety of risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth below.

Risks related to our business

We depend on a group of key customers for a significant portion of our sales. A significant adverse change in a customer relationship or in a customer's financial position could harm our business and financial condition.

Three customers accounted for approximately 45% of our net sales in fiscal year 2007. We believe that consolidation in the retail industry has centralized purchasing decisions and given customers greater leverage over suppliers, like us, and we expect this trend to continue. If this consolidation continues, our net sales and results of operations may be increasingly sensitive to deterioration in the financial condition of, or other adverse developments with, one or more of our customers.

While we have long-standing customer relationships, we generally do not have long-term contracts with them except for Macy's Merchandising Group for American Rag Cie. Purchases generally occur on an order-by-order basis, and relationships exist as long as there is a perceived benefit to both parties. A decision by a major customer, whether motivated by competitive considerations, financial difficulties, and economic conditions or otherwise, to decrease its purchases from us or to change its manner of doing business with us, could adversely affect our business and financial condition. In addition, during recent years, various retailers, including some of our customers, have experienced significant changes and difficulties, including consolidation of ownership, increased centralization of purchasing decisions, restructurings, bankruptcies and liquidations.

These and other financial problems of some of our retailers, as well as general weakness in the retail environment, increase the risk of extending credit to these retailers. A significant adverse change in a customer relationship or in a customer's financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer's receivables, limit our ability to collect amounts related to previous purchases by that customer, or result in required prepayment of our receivables securitization arrangements, all of which could harm our business and financial condition.

Our growth and operating results could be materially, adversely affected if we are unsuccessful in resolving a dispute that now exists regarding our rights under our license agreement with American Rag Cie LLC.

We are currently involved in litigation with American Rag Cie, LLC and American Rag Cie II with respect to our license rights to the American Rag Cie trademark. American Rag Cie, LLC owns the trademark "American Rag Cie", which has been licensed to us on an exclusive basis throughout the world except for Japan and pursuant to which we sell American Rag Cie branded apparel to Macy's Merchandising Group and have sub-licensed to Macy's Merchandising Group the right to manufacture certain categories of American Rag Cie branded apparel in the United States. American Rag Cie LLC has purported to terminate our license rights, and we have filed a counterclaim seeking to a declaratory judgment that the termination was invalid and alleging other causes of action. See Item 3, "Legal Proceedings" for discussion of this litigation. We derive a significant portion of our revenues from the sale of American Rag Cie products pursuant to the license rights. Our business, results of operations and financial condition could be materially adversely affected if we are unable to reach a settlement in a manner acceptable to us and ensuing litigation is not resolved in a manner favorable to us. Additionally, we may incur significant legal fees in this litigation, and unless the case is settled, we will continue to incur additional legal fees in increasing amounts as the case moves toward trial.

Failure of the transportation infrastructure to move sea freight in acceptable time frames could adversely affect our business.

Because the bulk of our freight is designed to move through the West Coast ports in predictable time frames, we are at risk of cancellations and penalties when those ports operate inefficiently creating delays in delivery. Unpredictable timing for shipping may cause us to utilize air freight or may result in customer penalties for late delivery, any of which could reduce our operating margins and adversely affect our results of operations.

Unpredictable delays as the result of increased and intensified Customs activity.

U.S. Customs has stepped up efforts to scrutinize imports from Hong Kong in order to verify all details of shipments under the OPA rules allowing certain processes to be performed in China without shipping under China country of origin documentation. Such "detentions" are unpredictable and cause serious interruption of normally expected freight movement timetables.

Failure to manage our growth and expansion could impair our business.

Since our inception, we have experienced periods of rapid growth. No assurance can be given that we will be successful in maintaining or increasing our sales in the future. Any future growth in sales will require additional working capital and may place a significant strain on our management, management information systems, inventory management, sourcing capability, distribution facilities and receivables management. Any disruption in our order processing, sourcing or distribution systems could cause orders to be shipped late, and under industry practices, retailers generally can cancel orders or refuse to accept goods due to late shipment. Such cancellations and returns would result in a reduction in revenue, increased administrative and shipping costs and a further burden on our distribution facilities.

Our operating results may fluctuate significantly.

We have experienced, and expect to continue to experience, substantial variations in our net sales and operating results from quarter to quarter. We believe that the factors which influence this variability of quarterly results include the timing of our introduction of new product lines, the level of consumer acceptance of each new product line, general economic and industry conditions that affect consumer spending and retailer purchasing, the availability of manufacturing capacity, the seasonality of the markets in which we participate, the timing of trade shows, the product mix of customer orders, the timing of the placement or cancellation of customer orders, the weather, transportation delays, the occurrence of charge backs in excess of reserves and the timing of expenditures in anticipation of increased sales and actions of competitors. Due to fluctuations in our revenue and operating expenses, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance. It is possible that in some future quarter or quarters, our operating results will be below the expectations of securities analysts or investors. In that case, our stock price could fluctuate significantly or decline.

We depend on our computer and communications systems.

As a multi-national corporation, we rely on our computer and communication network to operate efficiently. Any interruption of this service from power loss, telecommunications failure, weather, natural disasters or any similar event could have a material adverse affect on our business and operations. Additionally, hackers and computer viruses have disrupted operations at many major companies. We may be vulnerable to similar acts of sabotage, which could have a material adverse effect on our business and operations.

We may require additional capital in the future.

We may not be able to fund our future growth or react to competitive pressures if we lack sufficient funds. Currently, we believe we have sufficient cash on hand and cash available through our bank credit facilities, issuance of long-term debt and equity securities, and proceeds from the exercise of stock options to fund existing operations for the foreseeable future. However, in the future we may need to raise additional funds through equity or debt financings or collaborative relationships. This additional funding may not be available or, if available, it may not be available on economically reasonable terms. In addition, any additional funding may result in significant dilution to existing shareholders. If adequate funds are not available, we may be required to curtail our operations or obtain funds through collaborative partners that may require us to release material rights to our products.

Our business is subject to risks associated with importing products.

Substantially all of our import operations are subject to tariffs imposed on imported products, safeguards and growth targets imposed by trade agreements. In addition, the countries in which our products are manufactured or imported may from time to time impose additional new duties, tariffs or other restrictions on our imports or adversely modify existing restrictions. Adverse changes in these import costs and restrictions, or our suppliers' failure to comply with customs or similar laws, could harm our business. We cannot assure that future trade agreements will not provide our competitors with an advantage over us, or increase our costs, either of which could have an adverse effect on our business and financial condition.

Our operations are also subject to the effects of international trade agreements and regulations such as the North American Free Trade Agreement, and the activities and regulations of the World Trade Organization. Generally, these trade agreements benefit our business by reducing or eliminating the duties assessed on products manufactured in a particular country. However, trade agreements can also impose requirements that adversely affect our business, such as limiting the countries from which we can purchase raw materials and setting duties or restrictions on products that may be imported into the United States from a particular country. In addition, the World Trade Organization may commence a new round of trade negotiations that liberalize textile trade by further eliminating or reducing tariffs. The elimination of quotas on World Trade Organization member countries in 2005 has resulted in explosive growth in textile imports from China, and subsequent safeguard measures including embargo of certain China country of origin products. Actions taken to avoid these measures caused disruption, and a negative impact on margins. In 2006, quota was temporarily reinstated for China until 2008 for certain import merchandise categories. Such disruptions and the temporary measures may continue to affect us to some extent in the future.

We have voluntarily implemented the guiding principles for the Customs-Trade Partnership Against Terrorism (C-TPAT) Program as proposed by the US Customs and Border Protection to protect our supply chain from concealment of terrorist weapons. While we have a strong commitment to this program, we are not immune to threats of terrorist activities.

Our dependence on independent manufacturers reduces our ability to control the manufacturing process, which could harm our sales, reputation and overall profitability.

We depend on independent contract manufacturers to secure a sufficient supply of raw materials and maintain sufficient manufacturing and shipping capacity in an environment characterized by declining prices, labor shortage, continuing cost pressure and increased demands for product innovation and speed-to-market. This dependence could subject us to difficulty in obtaining timely delivery of products of acceptable quality. In addition, a contractor's failure to ship products to us in a timely manner or to meet the required quality standards could cause us to miss the delivery date requirements of our customers. The failure to make timely deliveries may cause our customers to cancel orders, refuse to accept deliveries, impose non-compliance charges through invoice deductions or other charge-backs, demand reduced prices or reduce future orders, any of which could harm our sales, reputation and overall profitability. We do not have material long-term contracts with any of our independent contractors and any of these contractors may unilaterally terminate their relationship with us at any time. To the extent we are not able to secure or maintain relationships with independent contractors that are able to fulfill our requirements, our business would be harmed.

We have implemented a factory compliance agreement with our suppliers, and monitor our independent contractors' compliance with applicable labor laws, but we do not control our contractors or their labor practices. The violation of federal, state or foreign labor laws by one of the our contractors could result in our being subject to fines and our goods that are manufactured in violation of such laws being seized or their sale in interstate commerce being prohibited. From time to time, we have been notified by federal, state or foreign authorities that certain of our contractors are the subject of investigations or have been found to have violated applicable labor laws. To date, we have not been subject to any sanctions that, individually or in the aggregate, have had a material adverse effect on our business, and we are not aware of any facts on which any such sanctions could be based. There can be no assurance, however, that in the future we will not be subject to sanctions as a result of violations of applicable labor laws by our contractors, or that such sanctions will not have a material adverse effect on our business and results of operations. In addition, certain of our customers, require strict compliance by their apparel manufacturers, including us, with applicable labor laws and visit our facilities often. There can be no assurance that the violation of applicable labor laws by one of our contractors will not have a material adverse effect on our relationship with our customers.

Our business is subject to risks of operating in a foreign country and trade restrictions.

We are subject to the risks associated with doing business in foreign countries, including, but not limited to, transportation delays and interruptions, political instability, expropriation, currency fluctuations and the imposition of tariffs, import and export controls, other non-tariff barriers and cultural issues. Any changes in those countries' labor laws and government regulations may have a negative effect on our profitability.

Risk associated with our industry

Our sales are heavily influenced by general economic cycles.

Apparel is a cyclical industry that is heavily dependent upon the overall level of consumer spending. Purchases of apparel and related goods tend to be highly correlated with cycles in the disposable income of our consumers. Our customers anticipate and respond to adverse changes in economic conditions and uncertainty by reducing inventories and canceling orders. As a result, any substantial deterioration in general economic conditions, increases in interest rates, acts of war, terrorist or political events that diminish consumer spending and confidence in any of the regions in which we compete, could reduce our sales and adversely affect our business and financial condition.

Our business is highly competitive and depends on consumer spending patterns.

The apparel industry is highly competitive. We face a variety of competitive challenges including:

- anticipating and quickly responding to changing consumer demands;
- developing innovative, high-quality products in sizes, colors and styles that appeal to consumers of varying age groups and tastes;
- competitively pricing our products and achieving customer perception of value; and
- the need to provide strong and effective marketing support.

We must successfully gauge fashion trends and changing consumer preferences to succeed.

Our success is largely dependent upon our ability to gauge the fashion tastes of our customers and to provide merchandise that satisfies retail and customer demand in a timely manner. The apparel business fluctuates according to changes in consumer preferences dictated in part by fashion and season. To the extent we misjudge the market for our merchandise our sales may be adversely affected. Our ability to anticipate and effectively respond to changing fashion trends depends in part on our ability to attract and retain key personnel in our design, merchandising and marketing staff. Competition for these personnel is intense, and we cannot be sure that we will be able to attract and retain a sufficient number of qualified personnel in future periods.

Our business is subject to seasonal trends.

Historically, our operating results have been subject to seasonal trends when measured on a quarterly basis. This trend is dependent on numerous factors, including the markets in which we operate, holiday seasons, consumer demand, climate, economic conditions and numerous other factors beyond our control. There can be no assurance that our historic operating patterns will continue in future periods as we cannot influence or forecast many of these factors.

Other risks related to an investment in our common stock

The requirements of the Sarbanes-Oxley Act, including section 404, are burdensome, and our failure to comply with them could have a material adverse affect on our business and stock price.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and effectively prevent fraud. Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to evaluate and report on our internal control over financial reporting beginning with our annual report on Form 10-K for the fiscal year ending December 31, 2007. Our independent registered public accounting firm will need to annually attest to our evaluation, and issue their own opinion on our internal control over financial reporting beginning with our annual report on Form 10-K for the fiscal year ending December 31, 2008, unless this requirement is further postponed by the Securities and Exchange Commission. We have prepared for compliance with Section 404 by strengthening, assessing and testing our system of internal control over financial reporting to provide the basis for our report. The process of strengthening our internal control over financial reporting and complying with Section 404 is expensive and time consuming, and requires significant management attention. We cannot be certain that the measures we will undertake will ensure that we will maintain adequate controls over our financial processes and reporting in the future. Failure to implement required controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we or our auditors discover a material weakness in our internal control over financial reporting, the disclosure of that fact, even if the weakness is quickly remedied, could diminish investors' confidence in our financial statements and harm our stock price. In addition, non-compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension of trading, ineligibility for listing on NASDAQ or one of the national securities exchanges, and the inability of registered broker-dealers to make a market in our common stock, which would further reduce our stock price.

Insiders own a significant portion of our common stock, which could limit our shareholders' ability to influence the outcome of key transactions.

As of March 24, 2008, our executive officers and directors and their affiliates owned approximately 45% of our common stock. Gerard Guez, our Chairman and Interim Chief Executive Officer, and Todd Kay, our Vice Chairman, alone own approximately 32% and 8%, respectively, of our common stock at March 24, 2008. Accordingly, our executive officers and directors have the ability to affect the outcome of, or exert considerable influence over, all matters requiring shareholder approval, including the election and removal of directors and any change in control. This concentration of ownership of our common stock could have the effect of delaying or preventing a change of control of us or otherwise discouraging or preventing a potential acquirer from attempting to obtain control of us. This, in turn, could have a negative effect on the market price of our common stock. It could also prevent our shareholders from realizing a premium over the market prices for their shares of common stock.

We have adopted a number of anti-takeover measures that may depress the price of our common stock.

Our shareholders rights plan, our ability to issue additional shares of preferred stock and some provisions of our articles of incorporation and bylaws could make it more difficult for a third party to make an unsolicited takeover attempt of us. These anti-takeover measures may depress the price of our common stock by making it more difficult for third parties to acquire us by offering to purchase shares of our stock at a premium to its market price without approval of our board of directors.

Our stock price has been volatile.

Our common stock is quoted on the NASDAQ Global Market, and there can be substantial volatility in the market price of our common stock. The market price of our common stock has been, and is likely to continue to be, subject to significant fluctuations due to a variety of factors, including quarterly variations in operating results, operating results which vary from the expectations of securities analysts and investors, changes in financial estimates, changes in market valuations of competitors, announcements by us or our competitors of a material nature, loss of one or more customers, additions or departures of key personnel, future sales of common stock and stock market price and volume fluctuations. In addition, general political and economic conditions such as a recession, or interest rate or currency rate fluctuations may adversely affect the market price of our common stock.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price of our common stock. Often, price fluctuations are unrelated to operating performance of the specific companies whose stock is affected. In the past, following periods of volatility in the market price of a company's stock, securities class action litigation has occurred against the issuing company. If we were subject to this type of litigation in the future, we could incur substantial costs and a diversion of our management's attention and resources, each of which could have a material adverse effect on our revenue and earnings. Any adverse determination in this type of litigation could also subject us to significant liabilities.

Absence of dividends could reduce our attractiveness to you.

Some investors favor companies that pay dividends, particularly in general downturns in the stock market. We have not declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth, and we do not currently anticipate paying cash dividends on our common stock in the foreseeable future. Additionally, we cannot pay dividends on our common stock unless the terms of our bank credit facilities and outstanding preferred stock, if any, permit the payment of dividends on our common stock. Because we may not pay dividends, your return on this investment likely depends on your selling our stock at a profit.

Item 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 2. PROPERTIES

At March 24, 2008, we conducted our operations from 9 facilities, 7 of which were leased. The following table sets forth our facilities, and for leased facilities the annual rental amount of, expiration of the current lease:

Location	Purpose	Annual Rental Amount	Expiration
Los Angeles, CA (Washington Blvd.)	Executive offices and warehouse	$656,000	July 2011
New York, NY	Showroom	$576,000	June 2015
Ruleville, MS (2 facilities)	Office and warehouse	Owned	
Hong Kong	Office and warehouse	$480,000	Month-to-month
Hong Kong	Warehouse	$22,000	July 2009
Shanghai, China	Office	$82,000	December 2008
Tehuacan, Mexico	Storage	$5,000	Month-to-month
Puebla, Mexico	Office and Storage	$5,000	March 2008

We lease our executive offices and warehouse in Los Angeles, California from GET, a corporation which is owned by Gerard Guez, our Chairman and Interim Chief Executive Officer, and Todd Kay, our Vice Chairman. Additionally, we lease our warehouse and office space in Hong Kong from Lynx International Limited, a Hong Kong corporation that is owned by Messrs. Guez and Kay. Our lease for the executive offices and warehouse in Los Angeles has a term of five years expiring in 2011, with an option to renew for an additional five year term. Our lease for the office space and warehouse in Hong Kong has expired and we are currently renting this space on a month to month basis.

We own two facilities in Ruleville, Mississippi with an aggregate of 70,000 square feet.

We entered into a lease agreement in June 2005 for our showroom in New York through June 2015. This is currently the location used for the private brands sales, design and technical departments, which functions were moved from our Los Angeles executive office.

Our lease agreement in Puebla, Mexico for our office and storage expired in March 2008.

We believe that all of our existing facilities are well maintained, in good operating condition and adequate to meet our current and foreseeable needs.

Item 3. LEGAL PROCEEDINGS

On February 1, 2008, Tarrant Apparel Group and our wholly-owned subsidiary, Private Brands, Inc., filed and served a cross-complaint against American Rag Cie, LLC (the "LLC") and American Rag Cie II ("ARC II") in the, in the action *American Rag CIE v. Private Brands, Inc.*, Superior Court of the State of California, County of Los Angeles, Central District, Case No. BC 384428. The original action had been filed on January 28, 2008 against Private Brands by the LLC. The LLC owns the trademark "American Rag Cie", which mark has been licensed to Private Brands on an exclusive basis throughout the world except for Japan and pursuant to which Private Brands sells American Rag Cie branded apparel to Macy's Merchandising Group and has sub-licensed to Macy's Merchandising Group the right to manufacture certain categories of American Rag Cie branded apparel in the United States. The LLC is owned 55% by ARC II and 45% by Tarrant Apparel Group. In the original complaint the LLC seeks a declaratory judgment that we have breached the license agreement and that the license agreement has been properly terminated. Our cross-complaint counters this claim, and seeks a declaration that the license agreement is valid and continues to be in effect. Additionally, the cross-complaint seeks relief on a number of causes of action, including breach of the license agreement, a declaration by the Court imposing a reasonable term into the agreement for sublicensing royalties, dissolution of LLC, damages for breach of fiduciary duty, and an accounting of the monies diverted by defendants' actions. Based upon a clause in the LLC operating agreement, the causes of action asserted in the cross-complaint for breach of fiduciary duty and an accounting are subject to determination by a Judicial Referee, and the parties are currently in the process of selecting one. On March 3, 2008, we dismissed, without prejudice, our claim for dissolution of LLC after being notified that ARC II had elected to buy out our share in the LLC, a permitted defense to an action for dissolution. On March 19, 2008, the LLC and ARC II filed an amended complaint, in which they expanded their claims against us to include claims for breach of contract, fraud, and breach of fiduciary duty, and seeking further declaratory relief and compensatory and punitive damages. The action is in the early stages of discovery.

In April 2006, we commenced an action against the licensor of the Jessica Simpson brands (captioned *Tarrant Apparel Group v. Camuto Consulting Group, Inc., VCJS LLC, With You, Inc. and Jessica Simpson*) in the Supreme Court of the State of New York, County of New York. The suit named Camuto Consulting Group, Inc., VCJS LLC, With You, Inc. and Jessica Simpson as defendants, and asserted that the defendants failed to provide promised support in connection with our sublicense agreement for the Jessica Simpson brands, as well as fraud against Camuto Consulting. The complaint was amended to add Vincent Camuto as a defendant and included nine causes of action, including two seeking a declaration that the sublicense agreement was exclusive and remains in full force and effect, as well as claims for breach of contract, breach of the duty of good faith and fair dealing and fraudulent inducement against Camuto Consulting, a claim against Vincent Camuto individually for fraudulent inducement, and a claim against With You, Inc. and Ms. Simpson that we were an intended third party beneficiary of the license between those defendants and Camuto Consulting. Camuto Consulting, VCJS and Vincent Camuto filed a counterclaim against us for breach of the sublicense agreement and alleged damages of no less than $100 million. With You, Inc. and Jessica Simpson also filed counterclaims against us alleging trademark infringement, unfair competition and business practices, violation of the right of privacy and other claims, and seeking injunctive relief and damages in an amount to be determined but no less than $100 million plus treble and punitive damages. By Order filed January 17, 2007, the Court granted the motion of With You, Inc. and Ms. Simpson to discontinue all of Ms. Simpson's counterclaims, and her personal counterclaims were dismissed with prejudice. In November 2007, we entered into a settlement agreement with Camuto Consulting Group, Inc., VCJS LLC, With You, Inc. and Jessica Simpson with respect to the litigation regarding our previous agreement to design, manufacture and distribute Jessica Simpson branded jeans and casual apparel. Pursuant to the settlement agreement, the parties agreed to dismiss with prejudice all claims relating to these actions or the sublicense agreement and we received a payment of $3 million.

From time to time, we are involved in various routine legal proceedings incidental to the conduct of our business. Our management does not believe that any of these legal proceedings will have a material adverse impact on our business, financial condition or results of operations, either due to the nature of the claims, or because our management believes that such claims should not exceed the limits of the our insurance coverage.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of our shareholders during the fourth quarter of 2007.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

NASDAQ Global Market

Our common stock is quoted on the NASDAQ Stock Market's Global Market under the symbol "TAGS." The following table sets forth, for the periods indicated, the range of high and low sale prices for our common stock as reported by NASDAQ.

	Low	High
2007		
First Quarter	1.41	2.01
Second Quarter	1.01	2.10
Third Quarter	1.08	1.33
Fourth Quarter	1.10	1.27
2006		
First Quarter	1.06	1.44
Second Quarter	1.25	2.11
Third Quarter	1.29	2.00
Fourth Quarter	1.19	1.60

On March 24, 2008, the last reported sale price of our common stock as reported by NASDAQ was $0.57. As of March 24, 2008, we had 24 shareholders of record.

Dividend Policy

We have not declared dividends on our common stock during either of the last two fiscal years. We intend to retain any future earnings for use in our business and, therefore, do not anticipate declaring or paying any cash dividends in the foreseeable future. The declaration and payment of any cash dividends in the future will depend upon our earnings, financial condition, capital needs and other factors deemed relevant by the Board of Directors. In addition, our credit agreements prohibit the payment of dividends during the term of the agreements.

Performance Graph

The following graph sets forth the percentage change in cumulative total shareholder return of our common stock during the five-year period from December 31, 2002 to December 31, 2007, compared with the cumulative returns of the NASDAQ Composite Index and a peer group of companies. The component entities of the peer group consist of Accesstel Inc., GS Energy Corp., Maidenform Brands Inc. and Nitches Inc. and were generated by Research Data Group, Inc. The comparison assumes $100 was invested on December 31, 2002 in our common stock and in each of the foregoing indices. The stock price performance on the following graph is not necessarily indicative of future stock price performance.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Tarrant Apparel Group, The NASDAQ Composite Index
And A Peer Group
$250
$200
$150
$100
$50
$0
12/02
12/03
12/04
12/05
12/06
12/07
Tarrant Apparel Group
NASDAQ Composite
Peer Group
* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

	Cumulative Total Return					
	12/02	12/03	12/04	12/05	12/06	12/07
Tarrant Apparel Group	100.00	87.78	59.66	25.92	35.94	28.36
NASDAQ Composite	100.00	149.75	164.64	168.60	187.83	205.22
Peer Group	100.00	18.55	9.62	1.70	2.45	1.74

The information under this "Performance Graph" subheading shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of such section, nor shall such information or exhibit be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 6. SELECTED FINANCIAL DATA

The following selected financial data is qualified in its entirety by, and should be read in conjunction with, the other information and financial statements, including the notes thereto, appearing elsewhere herein.

	Year Ended December 31,				
	2003	2004	2005	2006	2007
	(In thousands, except per share data)				
Income Statement Data:					
Total net sales	$ 320,423	$ 155,453	$ 214,648	$ 232,402	$ 243,721
Total cost of sales	288,445	134,492	169,767	181,760	194,821
Gross profit	31,978	20,961	44,881	50,642	48,900
Selling and distribution expenses	11,329	9,291	10,726	11,016	14,724
General and administrative expenses	31,767	32,084	26,865	26,879	24,312
Royalty expense	242	605	3,665	2,815	1,864
Impairment charges (2)	22,277	77,982	--	--	--
Cumulative translation loss (3)	--	22,786	--	--	--
Loss on notes receivable-related parties (4)	--	--	--	27,137	--
Terminated acquisition expense.	--	--	--	--	2,000
Adjustment to fair value of long-term receivable – related parties	--	--	--	--	808
Income (loss) from operations	$ (33,637)	(121,787)	3,625	(17,205)	5,192
Interest expense	(5,603)	(2,857)	(4,625)	(6,060)	(4,118)
Interest income	425	377	2,081	1,181	169
Interest in income of equity method investee	--	770	560	80	157
Other income (1)	4,784	6,366	354	336	4,094
Adjustment to fair value of derivative	--	--	--	315	196
Other expense (1)	(1,183)	(529)	--	(436)	(4,977)
Income (loss) before credit (provision) for income taxes and minority interest	(35,214)	(117,660)	1,995	(21,789)	713
Credit (provision) for income taxes	(4,132)	(2,348)	(927)	(453)	1,041
Minority interest	3,461	15,331	(75)	21	(6)
Net income (loss)	$ (35,885)	$ (104,677)	$ 993	$ (22,221)	$ 1,748
Dividend to preferred stockholders	(7,494)	--	--	--	--
Net income (loss) available to common stockholders (as restated)	$ (43,379)	$ (104,677)	$ 993	$ (22,221)	$ 1,748
Net income (loss) per share-					
Basic	$ (2.38)	$ (3.64)	$ 0.03	$ (0.73)	$ 0.06
Diluted	$ (2.38)	$ (3.64)	$ 0.03	$ (0.73)	$ 0.06
Weighted average shares outstanding (000)					
Basic	18,215	28,733	29,729	30,546	30,618
Diluted	18,215	28,733	29,734	30,546	30,618

	As of December 31,				
	2003	2004	2005	2006	2007
			(In thousands)		
Balance Sheet Data:					
Working capital	$ (18,018)	$ (12,295)	$ (11,004)	$ (9,794)	$ 6,826
Total assets	253,105	131,811	151,242	111,132	70,989
Bank borrowings, convertible debenture and long-term obligations	68,587	48,455	56,148	44,501	12,748
Shareholders' equity	107,709	30,678	35,360	17,922	21,243

(1) Major components of other income (expense) (as presented above) include rental and lease income, and foreign currency gains or losses. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) The expense in 2004 was the impairment of long-lived assets of our Mexico operations due to our decision to sell the manufacturing operations in Mexico. The expense in 2003 was the impairment of our goodwill and intangible assets and write-off of prepaid expenses due to our decision to cease directly operating a substantial majority of our equipment and fixed assets in Mexico commencing in the third quarter of 2003.

(3) Cumulative translation loss attributable to liquidated Mexico operations in 2004 was due to our decision to cease our Mexico operations.

(4) In the third quarter of 2006, we evaluated the recoverability of the notes receivable – related parties and recorded a reserve on the notes receivable in an amount equal to the outstanding balance less the value of the underlying assets securing the notes. The loss was estimated to be approximately $27.1 million, resulting in a notes receivable balance at September 30, 2006 of approximately $14 million. We believe there was no significant change subsequently on the value of the underlying assets securing the notes; therefore, we did not have additional reserve after the third quarter of 2006. See Note 5 of the "Notes to Consolidated Financial Statements."

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with the Consolidated Financial Statements of Tarrant Apparel Group and the "Notes to Consolidated Financial Statements" included elsewhere in this Form 10-K. This discussion summarizes the significant factors affecting the consolidated operating results, financial condition and liquidity and cash flows of Tarrant Apparel Group for the fiscal years ended December 31, 2005, 2006 and 2007. Except for historical information, the matters discussed in this Management's Discussion and Analysis of Financial Condition and Results of Operations are forward looking statements that involve risks and uncertainties and are based upon judgments concerning various factors that are beyond our control. See "Cautionary Statement Regarding Forward-Looking Statements" and "Item 1A. Risk Factors."

Overview

Tarrant Apparel Group is a design and sourcing company for private label and private brand casual apparel serving mass merchandisers, department stores, branded wholesalers and specialty chains located primarily in the United States. Our private brands include American Rag Cie, Marisa K, and American Star.

We generate revenues from the sale of apparel merchandise to our customers that we have manufactured by third party contract manufacturers located outside of the United States. Revenues and net income (loss) for the years ended December 31, 2005, 2006 and 2007 were as follows (dollars in thousands):

Revenues and Net Income (Loss):	**2005**	**2006**	**2007**
Total net sales	$ 214,648	$ 232,402	$ 243,721
Net income (loss)	$ 993	$ (22,221)	$ 1,748

Cash flows for the years ended December 31, 2005, 2006 and 2007 were as follows (dollars in thousands):

Cash Flows:	**2005**	**2006**	**2007**
Net cash provided by (used in) operating activities	$ (12,900)	$ 15,047	$ 12,476
Net cash provided by (used in) investing activities	$ 3,555	$ (5,071)	$ 21,455
Net cash provided by (used in) financing activities	$ 9,772	$ (10,713)	$ (34,345)

Significant Developments in 2007

Private Label

Private label business has been our core competency for over twenty years, and involves a one to one relationship with a large, centrally controlled retailer with whom we can develop product lines that fit with the characteristics of their particular customer. Private label sales in 2007 were $198.8 million compared to $181.2 million in 2006.

Private Brands

We launched our private brands initiative in 2003, pursuant to which we acquire ownership of or license rights to a brand name and sell apparel products under this brand, generally to a single retail company within a geographic region. Private brands sales in 2007 were $44.9 million compared to $51.2 million in 2006. During 2007, we owned or licensed rights to the following private brands:

- *American Rag Cie*: During the first quarter of 2005, we extended our agreement with Macy's Merchandising Group through 2014, pursuant to which we exclusively distribute our American Rag Cie brand through Macy's Merchandising Group's national Department Store organization of more than 600 stores. Net sales of American Rag Cie branded apparel totaled $43.3 million in 2007 compared to $33.2 million in 2006.

- *Alain Weiz*: We have previously sold Alan Weiz apparel exclusively to Dillard's Department Stores. From January 1, 2007, we were able to sell our licensed brand "Alain Weiz" to specialty stores and department stores. Net sales of Alain Weiz branded apparel totaled $131,000 in 2007 compared to $5.5 million in 2006. The "Alain Weiz" brand was discontinued in mid 2007 after disappointing performance.

- *Marisa K:* This brand is being sold to specialty stores and boutiques. Net sales of Marisa K branded apparel totaled $1.1 million in 2007.

- *American Star:* This brand is currently sold to Mothers' Work. Sales in 2007 were insignificant.

We are currently involved in litigation with American Rag Cie, LLC and American Rag Cie II with respect to our license rights to the American Rag Cie trademark. American Rag Cie, LLC owns the trademark "American Rag Cie", which has been licensed to us on an exclusive basis throughout the world except for Japan and pursuant to which we sell American Rag Cie branded apparel to Macy's Merchandising Group and have sub-licensed to Macy's Merchandising Group the right to manufacture certain categories of American Rag Cie branded apparel in the United States. American Rag Cie LLC has purported to terminate our license rights, and we have filed a counterclaim seeking to a declaratory judgment that the termination was invalid and alleging other causes of action. American Rag Cie, LLC is owned 45% by Tarrant Apparel Group and 55% by American Rag Cie II. For a further description of this action see "Item 3. Legal Proceedings" of this Annual Report on Form 10-K.

The Buffalo Group

On December 6, 2006, we entered into a definitive stock and asset purchase agreement to acquire certain assets and entities comprising The Buffalo Group. The Buffalo Group designs, imports and sells contemporary branded apparel and accessories, primarily in Canada and the United States.

Pursuant to the purchase agreement, we and our subsidiaries agreed to acquire (1) all the outstanding capital stock of four principal operating subsidiaries of The Buffalo Group - Buffalo Inc., 3163946 Canada Inc., 3681441 Canada Inc. and Buffalo Corporation, and (2) certain assets, consisting primarily of intellectual property rights and licenses, from The Buffalo Trust, for a total aggregate purchase price of up to approximately $120 million. At signing of the purchase agreement, we delivered $5.0 million to the sellers as a deposit against the purchase price payable under the agreement.

On April 19, 2007, we entered into a Mutual Termination and Release Agreement with The Buffalo Group, pursuant to which we and the other parties to the purchase agreement mutually agreed to terminate the purchase agreement. The parties determined that it was in the mutual best interest of each party to terminate the proposed agreement. Under the terms of the Mutual Termination and Release Agreement, Buffalo agreed to return to us $4,750,000 of the $5,000,000 deposit previously provided by us to The Buffalo Group pursuant to the purchase agreement, and the parties have released each other from any claims arising under or related to the purchase agreement. The $5.0 million deposit was previously recorded in other assets in consolidated balance sheets. We received $4,750,000 in April 2007. The remaining portion of the deposit of $250,000 and other due diligence fees incurred in the acquisition process were recorded as terminated acquisition expenses in the consolidated statements of operations in the first quarter of 2007.

Notes Receivable – Related Party Reserve

In connection with the sale in 2004 of our assets and real property in Mexico, the purchasers of the Mexico assets, Solticio, S.A. de C.V. ("Solticio"), and Acabados y Cortes Textiles, S.A. de C.V. ("Acotex"), issued us unsecured promissory notes of $3,910,000 that matured on November 30, 2007 and secured promissory notes of $40,204,000 with payments due on December 31, 2005 and every year thereafter until December 31, 2014. The secured notes were secured by the real and personal property in Mexico that we sold to the purchasers. As of September 30, 2006, the outstanding balance of the notes and interest receivables was $41.1 million prior to the reserve. Historically, we had placed orders for purchases of fabric from the purchasers pursuant to the purchase commitment agreement we entered into at the time of the sale of the Mexico assets, and we had satisfied our payment obligations for the fabric by offsetting the amounts payable against the amounts due to us under the notes. However, during the third quarter of 2006, the purchasers ceased providing fabric and were not making payments under the notes. We further evaluated the recoverability of the notes receivable and recorded a loss on the notes receivable in the third quarter of 2006 in an amount equal to the outstanding balance less the value of the underlying assets securing the notes. The loss was estimated to be approximately $27.1 million, resulting in a net notes receivable balance at September 30, 2006 of approximately $14 million. We believe there was no significant change subsequently on the value of the underlying assets securing the notes; therefore, we did not have additional reserve after the third quarter of 2006.

On March 21, 2007, our wholly-owned subsidiary, Tarrant Luxembourg S.a.r.l., entered into a letter agreement with Solticio, Inmobiliaria Cuadros, S.A. de C.V. ("Inmobiliaria"), and Acotex, (Acotex and together with Solticio and Inmobiliaria, the "Sellers"), and Tavex Algodonera, S.A. ("Tavex"), which was subsequently amended. Pursuant to the agreement, as amended, Tavex had the right and option (but not an obligation), at any time on or prior to September 1, 2007, to pay to Tarrant Luxembourg an aggregate of U.S. $17.75 million in cash, whereupon, among other things, Tarrant Luxembourg would terminate the Solticio and Acotex promissory notes described above and release the Sellers from any further obligations thereunder, and terminate and release all liens on the collateral securing those notes.

On August 21, 2007, we received a payment of $17.75 million from Tavex upon the exercise by Tavex of its option in accordance with the agreement among the parties. In return for the Tavex's payment of $17.75 million, we have taken the following actions in accordance with the terms of the agreement:

- Tarrant Luxembourg terminated the Solticio and Acotex promissory notes described above and released the Sellers from any further obligations thereunder, and terminated and released all liens on the collateral securing those notes;

- Tarrant Luxembourg and the Sellers terminated all other executory obligations among the parties, including any obligation of ours to purchase fabric from Soliticio and Acotex; and

- Tarrant Luxembourg agreed to purchase from Tavex at least U.S. $1.25 million of fabric prior to the end of 2007, and Tarrant Luxembourg agreed to deliver an irrevocable letter of credit for the full purchase price.

Upon closing of the transaction and receiving the payment of $17.75 million, we recorded a gain of $3.75 million on our consolidated statements of operations as other income in the third quarter of 2007. We placed a fabric order with Tavex on August 21, 2007 for $1.25 million pursuant to the agreement. At December 31, 2007, the irrevocable letter of credit expired and we did not have any further commitment to purchase fabric from Tavex.

Credit Facility

In June 2006, we entered into a new $65 million credit facility with Guggenheim Corporate Funding, LLC (as administrative and collateral agent for certain lenders) and expanded our existing facilities with GMAC Commercial Finance Credit, LLC from $45 million to $55 million and DBS Bank (Hong Kong) Limited from $4.5 million to $25 million. The credit facility with Guggenheim consisted of an initial term loan of $25 million, of which $15.5 million was advanced at the initial closing. A second term loan of up to $40 million was available to finance acquisitions acceptable to Guggenheim as agent. On September 26, 2007, we repaid in full the term loan of $15.5 million outstanding under the Guggenheim credit facility. In November 2007, we executed a payoff letter with Guggenheim and the lenders, which released all liens held by Guggenheim and the lenders.

Internal Revenue Service Audit

In January 2004, the Internal Revenue Service ("IRS") completed its examination of our Federal income tax returns for the years ended December 31, 1996 through 2001. The IRS had proposed adjustments to increase our income tax payable for the six years under examination. In addition, in July 2004, the IRS initiated an examination of our Federal income tax return for the year ended December 31, 2002. In December 2007, we received a final assessment from the IRS of $7.4 million for the years ended December 31, 1996 through 2002, and in the first quarter of 2008, we entered into a final settlement agreement with the IRS. Under the settlement, which totals $13.9 million, including $6.5 million of interest, we agreed to pay the IRS $4 million in March 2008 and an additional $250,000 per month until repayment in full. The settlement with the IRS is within amounts accrued for as of December 31, 2007 in our financial statements, and we therefore do not anticipate the settlement to result in any additional charges to income other than interest on the outstanding balance.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We are required to make assumptions about matters, which are highly uncertain at the time of the estimate. Different estimates we could reasonably have used or changes in the estimates that are reasonably likely to occur could have a material effect on our financial condition or result of operations. Estimates and assumptions about future events and their effects cannot be determined with certainty. On an ongoing basis, we evaluate estimates, including those related to allowance for returns, discounts and bad debts, inventory, notes receivable – related parties reserve, valuation of long-lived and intangible assets and goodwill, accrued expenses, income taxes, stock options valuation, contingencies and litigation. We base our estimates on historical experience and on various assumptions believed to be applicable and reasonable under the circumstances. These estimates may change as new events occur, as additional information is obtained and as our operating environment changes. In addition, we are periodically faced with uncertainties, the outcomes of which are not within our control and will not be known for prolonged period of time.

We believe our financial statements are fairly stated in accordance with generally accepted accounting principles in the United States of America and provide a meaningful presentation of our financial condition and results of operations.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. For a further discussion on the application of these and other accounting policies, see Note 1 of the "Notes to Consolidated Financial Statements."

Accounts Receivable--Allowance for Returns, Discounts and Bad Debts

We evaluate the collectibility of accounts receivable and chargebacks (disputes from the customer) based upon a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations (such as in the case of bankruptcy filings or substantial downgrading of credit sources), a specific reserve for bad debts is taken against amounts due to reduce the net recognized receivable to the amount reasonably expected to be collected. For all other customers, we recognize reserves for bad debts and uncollectible chargebacks based on our historical collection experience. If collection experience deteriorates (for example, due to an unexpected material adverse change in a major customer's ability to meet its financial obligations to us), the estimates of the recoverability of amounts due to us could be reduced by a material amount.

As of December 31, 2007, the balance of the allowance for returns, discounts and bad debts was $2.0 million, compared to $2.1 million at December 31, 2006.

Inventory

Our inventories are stated (valued) at the lower of cost (first-in, first-out) or market. Under certain market conditions, we use estimates and judgments regarding the valuation of inventory to properly value inventory. Inventory adjustments are made for the difference between the cost of the inventory and the estimated market value and charged to operations in the period in which the facts that give rise to the adjustments become known.

Valuation of Long-lived and Intangible Assets and Goodwill

We have adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." We assess the need for impairment of identifiable intangibles, long-lived assets and goodwill with a fair-value-based test on an annual basis or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Factors considered important that could trigger an impairment review include, but are not limited to, the following:

- a significant underperformance relative to expected historical or projected future operating results;
- a significant change in the manner of the use of the acquired asset or the strategy for the overall business; or
- a significant negative industry or economic trend.

We utilized the discounted cash flow methodology to estimate fair value. At December 31, 2007, we had a goodwill balance of $9.9 million, and a net property and equipment balance of $1.5 million, as compared to a goodwill balance of $9.9 million and a net property and equipment balance of $1.4 million at December 31, 2006. During the years ended December 31, 2006 and 2007, we did not recognize any impairment related to goodwill and property and equipment.

Foreign Currency Translation

Assets and liabilities of our Hong Kong subsidiaries are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The functional currency in which we transact business in Hong Kong is the Hong Kong dollar. At December 31, 2006, we had one open foreign exchange forward contract with a maturity of less than one year. Hedge ineffectiveness resulted in a loss totaling $196,000 during 2006. At December 31, 2007, we had no open foreign exchange forward contracts. Hedge ineffectiveness resulted in a gain of $196,000 during 2007.

Transaction gains or losses, other than inter-company debt deemed to be of a long-term nature, are included in net income (loss) in the period in which they occur. Foreign currency gains and losses resulting from translation of assets and liabilities related to our Hong Kong subsidiaries were insignificant in 2006 and 2007.

Revenue Recognition

Revenue is recognized at the point of shipment for all merchandise sold based on FOB shipping point. For merchandise shipped on landed duty paid (or "LDP") terms, revenue is recognized at the point of either leaving Customs for direct shipments or at the point of leaving our warehouse where title is transferred, net of an estimate of returned merchandise and discounts. Customers are allowed the rights of return or non-acceptance only upon receipt of damaged products or goods with quality different from shipment samples. We do not undertake any after-sale warranty or any form of price protection.

We often arrange, on behalf of manufacturers, for the purchase of fabric from a single supplier. We have the fabric shipped directly to the cutting factory and invoice the factory for the fabric. Generally, the factories pay us for the fabric with offsets against the price of the finished goods.

Stock-Based Compensation

On January 1, 2006, we adopted SFAS No. 123 (revised 2004), "Share-Based Payment," ("SFAS No. 123(R)") which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. SFAS No. 123(R) supersedes our previous accounting under Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" for periods beginning in fiscal 2006. In March 2005, the SEC issued Staff Accounting Bulletin ("SAB") No. 107 relating to SFAS No. 123(R). We have applied the provisions of SAB No. 107 in our adoption of SFAS No. 123(R).

We adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of our fiscal year 2006. Our financial statements as of and for the years ended December 31, 2006 and 2007 reflect the impact of SFAS No. 123(R). In accordance with the modified prospective transition method, our financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R). Stock-based compensation expense recognized under SFAS No. 123(R) during the years ended December 31, 2006 and 2007 was $187,000 and $771,000, respectively. Basic and dilutive earnings per share for the year ended December 31, 2006 were decreased by $0.01 from $(0.72) to $(0.73) by the additional stock-based compensation recognized. Basic and dilutive earnings per share for the year ended December 31, 2007 were decreased by $0.02 from $0.08 to $0.06 by the additional stock-based compensation recognized.

The fair value of each option granted to employees and directors is estimated on the date of grant using the Black-Scholes option-pricing model ("Black-Scholes model") with the following weighted average assumptions used for grants in 2005, 2006 and 2007: weighted-average volatility factors of the expected market price of our common stock of 0.55 for 2005, 0.7 for 2006 and 0.7 for 2007, weighted-average risk-free interest rates of 4% for 2005, 5.075% for 2006 and 3.9% to 4.67% for 2007, dividend yield of 0% for 2005, 2006 and 2007, and weighted-average expected life of the options of 4 years for 2005, 6.25 years for 2006 and 0.06 years to 6.18 years for 2007.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. The process involves estimating actual current tax expense along with assessing temporary differences resulting from differing treatment of items for book and tax purposes. These timing differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. We record a substantial valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. We have considered future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance. Increases in the valuation allowance result in additional expense to be reflected within the tax provision in the consolidated statement of operations.

In addition, accruals are also estimated for ongoing audits regarding U.S. Federal tax issues that are currently unresolved, based on our estimate of whether, and the extent to which, additional taxes will be due. We routinely monitor the potential impact of these situations and believe that amounts are properly accrued for. If we ultimately determine that payment of these amounts is unnecessary, we will reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We will record an additional charge in our provision for taxes in any period we determine that the original estimate of a tax liability is less than we expect the ultimate assessment to be. See Note 12 of the "Notes to Consolidated Financial Statements" for a discussion of current tax matters.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109" ("FIN48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition. We adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, we recognized no material adjustment for unrecognized tax benefits but reduced retained earnings as of January 1, 2007 by approximately $1 million attributable to penalties accrued as a component of income tax payable. As of the date of adoption, our unrecognized tax benefits totaled approximately $8.9 million.

We and several of our subsidiaries file income tax returns in the U.S., Hong Kong, Luxembourg, Mexico and various state jurisdictions. We are currently subject to an audit by the State of New York for the years 2002 to 2005, but are not currently being audited by other states or subject to non-U.S. income tax jurisdictions for years open in those taxing jurisdictions.

In January 2004, the IRS completed its examination of our Federal income tax returns for the years ended December 31, 1996 through 2001. The IRS had proposed adjustments to increase our income tax payable for these years under examination. In addition, in July 2004, the IRS initiated an examination of our Federal income tax return for the year ended December 31, 2002. In December 2007, we received a final assessment from the IRS of $7.4 million for the years ended December 31, 1996 through 2002, and in the first quarter of 2008, we entered into a final settlement agreement with the IRS. Under the settlement, which totals $13.9 million, including $6.5 million of interest, we agreed to pay the IRS $4 million in March 2008, and an additional $250,000 per month until repayment in full. The settlement with the IRS is within amounts accrued for as of December 31, 2007 in our financial statements, and we therefore do not anticipate the settlement to result in any additional charges to income other than interest on the outstanding balance. Due to the negotiated settlement, we reclassified the IRS and state tax liabilities from uncertain tax position to current payable on December 31, 2007.

The total unrecognized tax benefits as of January 1, 2007 were $8.9 million, excluding interest, penalties and related income tax benefits and would be recorded as a component of income tax expense if recognized. We recognize interest accrued related to unrecognized tax benefits and penalties as a component of income tax expense. As of January 1, 2007, the accrued interest and penalties were $8.0 million and $1.2 million, respectively, excluding any related income tax benefits. During 2007, we de-recognized a previous uncertain tax position through negotiations with the state tax jurisdiction. The negotiated settlement resulted in a decrease of $1.5 million in unrecognized tax benefits and $1.0 million in penalties. During 2007, we also de-recognized a previous uncertain tax position through settlement with the IRS. The negotiated settlement resulted in a decrease of $7.4 million in unrecognized tax benefits. After the above adjustments, there was no unrecognized tax benefit as of December 31, 2007. As of December 31, 2007, the accrued interest and penalties were $7.2 million and $142,000, respectively.

In many cases, the uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Federal and state statutes are open from 2003 through the present period. Hong Kong statutes are open from 2001, Luxembourg from 2003 and Mexico from 2001.

Debt Covenants

Our debt agreements require certain covenants including a minimum level of EBITDA and specified tangible net worth; and required interest coverage ratio and leverage ratio as discussed in Note 9 of the "Notes to Consolidated Financial Statements." If our results of operations erode and we are not able to obtain waivers from the lenders, the debt would be in default and callable by our lenders. In addition, due to cross-default provisions in our debt agreements, substantially all of our long-term debt would become due in full if any of the debt is in default. In anticipation of us not being able to meet the required covenants due to various reasons, we either negotiate for changes in the relative covenants or an advance waiver or reclassify the relevant debt as current. We also believe that our lenders would provide waivers if necessary. However, our expectations of future operating results and continued compliance with other debt covenants cannot be assured and our lenders' actions are not controllable by us. If projections of future operating results are not achieved and the debt is placed in default, we would be required to reduce our expenses, including by curtailing operations, and to raise capital through the sale of assets, issuance of equity or otherwise, any of which could have a material adverse effect on our financial condition and results of operations. As of December 31, 2007, we were in violation of the EBITDA and tangible net worth covenants and waivers of the defaults were obtained in March 2008 from our lenders.

Derivative Activities

Warrant Derivatives

SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" requires measurement of certain derivative instruments at their fair value for accounting purposes. In determining the appropriate fair value, we use the Black-Scholes model. Derivative liabilities are adjusted to reflect fair value at each period end, with any increase or decrease in the fair value being recorded in consolidated statements of operations as adjustment to fair value of derivative. At December 31, 2006, there was an income of $511,000 recorded as adjustment to fair value of derivative on our consolidated statements of operations. See Note 9 of the "Notes to Consolidated Financial Statements"

Foreign Currency Forward Contract

We source our products in a number of countries throughout the world, as a result, are exposed to movements in foreign currency exchange rates. The primary purpose of our foreign currency hedging activities is to manage the volatility associated with foreign currency purchases of materials in the normal course of business. We utilize derivative financial instruments consisting primarily of forward currency contracts. These instruments are intended to protect against exposure related to financing transactions and income from international operations. We do not enter into derivative financial instruments for speculative or trading purposes. We may enter into certain foreign currency derivative instruments that do not meet hedge accounting criteria.

SFAS No. 133 requires measurement of certain derivative instruments at their fair value for accounting purposes. All derivative instruments are recorded on our balance sheet at fair value; as a result, we mark to market all derivative instruments. Derivative liabilities are adjusted to reflect fair value at each period end, with any increase or decrease in the fair value being recorded in consolidated statements of operations as adjustment to fair value of derivative. During the year ended December 31, 2006, we entered into foreign currency forward contracts to hedge against the effect of exchange rate fluctuations on cash flows denominated in foreign currencies and certain inter-company financing transactions. This transaction is undesignated and as such an ineffective hedge. At December 31, 2006, we had one open foreign exchange forward contract which has a maturity of less than one year. Hedge ineffectiveness resulted in a loss of $196,000 in our consolidated statements of operations as of December 31, 2006. At December 31, 2007, we had no open foreign exchange forward contracts. Hedge ineffectiveness resulted in a gain of $196,000 in our consolidated statements of operations as of December 31, 2007.

New Accounting Pronouncements

For a description of recent accounting pronouncements including the respective expected dates of adoption and effects on results of operations and financial condition, see Note 1 of the "Notes to Consolidated Financial Statements."

Results of Operations

The following table sets forth, for the periods indicated, certain items in our consolidated statements of income as a percentage of net sales:

	Years Ended December 31,		
	2005	2006	2007
Net sales	100.0 %	98.1 %	92.0 %
Net sales to related party	--	1.9	8.0
Total net sales	100.0	100.0	100.0
Cost of sales	79.1	76.6	72.7
Cost of sales to related party	--	1.6	7.2
Total cost of sales	79.1	78.2	79.9
Gross profit	20.9	21.8	20.1
Selling and distribution expenses	5.0	4.7	6.0
General and administration expenses	12.5	11.6	10.0
Royalty expenses	1.7	1.2	0.8
Loss on notes receivable-related parties	--	11.7	--
Terminated acquisition expenses	--	--	0.8
Adjustment to fair value of long-term receivable – related parties	--	--	0.3
Income (loss) from operations	1.7	(7.4)	2.2
Interest expense	(2.2)	(2.6)	(1.7)
Interest income	1.0	0.5	0.0
Interest in income of equity method investee	0.3	0.0	0.0
Other income	0.1	0.2	1.7
Adjustment to fair value of derivative	0.0	0.1	0.1
Other expense	(0.0)	(0.2)	(2.0)
Income (loss) before provision (credit) for income taxes and minority interest	0.9	(9.4)	0.3
Provision (credit) for income taxes	0.4	0.2	(0.4)
Minority interest	0.0	0.0	0.0
Net Income (loss)	0.5%	(9.6)%	0.7 %

Comparison of 2007 to 2006

Total net sales increased by $11.3 million, or 4.9%, from $232.4 million in 2006 to $243.7 million in 2007. The increase in total net sales was primarily due to increased sales in our private label business which amounted to $198.8 million in 2007 compared to $181.2 million in 2006. The increase in 2007 came primarily from sales to New York & Co and Seven Licensing, and was partially offset by decreased sales to Kohl's and Mervyn's. Private brands sales in 2007 totaled $44.9 million compared to $51.2 million in 2006. Sales of "Jessica Simpson", "House of Dereon" and "Alain Weiz" brands were discontinued in 2007, compared to sales of these brands amounting to $16.7 million in 2006. The loss in the sales of these brands was partially offset by an increase of $9.6 million in the sales of the "American Rag Cie" brand in 2007.

Gross profit consists of total net sales less product costs, direct labor, duty, quota, freight in, brokerage, warehouse handling and markdown. Gross profit for 2007 was $48.9 million, or 20.1% of total net sales, compared to $50.6 million, or 21.8 % of total net sales for 2006, representing a decrease of $1.7 million or 3.4%. The decrease in gross profit for 2007 was primarily caused by a $1.5 million loss on the sale of Mexico fabric inventory in 2007 after the completion of the Tavex transaction selling all our assets in Mexico for cash.

Selling and distribution expenses increased by $3.7 million, or 33.7%, from $11.0 million in 2006 to $14.7 million in 2007. As a percentage of total net sales, these variable expenses increased from 4.7% in 2006 to 6.0% in 2007. The increase in selling and distribution expenses was primarily caused by the increased expenses incurred in establishing new brands such as "Marisa K" and increased advertising expenses on "American Rag Cie" brand in 2007 due to more advertising efforts.

General and administrative expenses decreased by $2.6 million, or 9.5%, from $26.9 million in 2006 to $24.3 million in 2007. As a percentage of total net sales, these expenses decreased from 11.6% in 2006 to 10.0% in 2007. The main reduction in general and administrative expenses in 2007 resulted from the settlement of the Jessica Simpson litigation and the reimbursement to us of $3.0 million of legal expenses we previously incurred in the litigation. This reduction was partially offset by a $1.0 million reserve on a long-term receivable - related parties.

Adjustment to fair value of long-term receivable - related party was $0.8 million, or 0.3% of total net sales in 2007 compared to $0 in 2006. Based on the repayment history of the related parties and litigation they are currently subject to, we estimated that our receivable of $3.4 million will take approximately three years for collection in full. We therefore made a $1.0 million reserve and then fair-valued the balance of this asset using our weighted average cost of capital as the discount rate and a term of three years as the discount period. See "Related party transactions."

Royalty and marketing allowance expenses decreased by $951,000, or 33.8%, from $2.8 million in 2006 to $1.9 million in 2007. The decrease was caused by the discontinued sales under the Jessica Simpson license in 2007, compared to $1.1 million of royalty paid on the brand in 2006. As a percentage of total net sales, these expenses decreased from 1.2% in 2006 to 0.8% in 2007.

Loss on notes receivable - related parties was $27.1 million or 11.7% of total net sales in 2006, compared to no such expense in 2007. During 2006, the purchasers of our Mexico assets ceased providing fabric and were not making payments under the notes. We evaluated the recoverability of the notes receivable and recorded a loss on the notes receivable in an amount equal to the outstanding balance less the value of the underlying assets securing the notes. See Note 5 of the "Notes to Consolidated Financial Statements".

Terminated acquisition expenses in 2007 were $2.0 million, or 0.8% of total net sales, compared to no such expense in 2006. These expenses consisted of the non-refunded portion of a deposit in the amount of $250,000 and other expenses including due diligence and legal fees incurred in connection with our proposed acquisition of The Buffalo Group. The transaction was mutually terminated on April 19, 2007. See Note 7 of the "Notes to Consolidated Financial Statements".

Loss from operations was $17.2 million in 2006, or (7.4)% of total net sales, compared to income from operation of $5.2 million in 2007, or 2.2% of total net sales. The higher revenue in 2007 as well as the absence of any further charge for the write-down on notes receivable accounted for the improvement in the operating results in 2007 compared to 2006.

Interest expense decreased by $1.9 million, or 32.0%, from $6.1 million in 2006 to $4.1 million in 2007. As a percentage of total net sales, this expense decreased from 2.6% in 2006 to 1.7% in 2007. The decrease was primarily due to decreased borrowings under our credit facilities and the repayment of our term loan facility in September 2007. Also included in interest expense in 2006 was $711,000 of debt discount related to intrinsic value of the conversion option of debentures and the remaining value of the warrants issued to holders of debentures as a result of the repayment of the debentures in June 2006.

Interest income decreased by $1.0 million, or 85.7%, from $1.2 million in 2006 to $169,000 in 2007. Interest earned from the notes receivable-related party amounted to $901,000 in 2006, compared to no such income in 2007.

Interest in income of equity method investee represented our 45% share of equity interest in the owner of the trademark "American Rag Cie" and the operator of American Rag retail stores. Interest in income of equity method investee increased by $76,000 or 96.3%, from $80,000 in 2006 to $156,000 in 2007. The increase came mainly from increased royalty paid by our subsidiary Private Brands, Inc. on increased sales to Macy's.

Other income increased by $3.8 million, or 1,119.5%, from $336,000 in 2006 to $4.1 million in 2007. Included in other income in 2007 was a gain of $3.8 million on notes receivable – related parties. See Note 5 of the "Notes to Consolidated Financial Statements". Adjustment to fair value of derivative was $196,000 in 2007, compared to $315,000 in 2006.

Other expenses increased by $4.5 million, or 1,042.6%, from $436,000 in 2006 to $5.0 million in 2007. Other expenses in 2006 consisted of a payment of $400,000 upon the termination of the license agreements with Cynthia Rowley. Other expenses of $5 million in 2007 consisted of expensing all the financing and related expenses and the remaining value of the warrants issued to lenders and the placement agent upon repaying our term loan in full. See Note 9 of the "Notes to Consolidated Financial Statements".

Income (loss) before provision (credit) for income taxes and minority interest was $(21.8) million in 2006 and $713,000 in 2007, representing (9.4)% and 0.3% of total net sales, respectively. Loss before provision for income taxes in 2006 included the loss on notes receivable – related parties of $27.1 million.

Provision for income taxes was $453,000 in 2006 compared to credit for income taxes of $1.0 million in 2007, representing 0.2% and (0.4)% of total net sales, respectively. The tax credit in 2007 was primarily a result of write-backs of FIN 48 accruals after our settlements of some uncertain tax positions with the State and Federal tax authorities.

Loss allocated to minority interest in 2006 was $21,000, for the minority partner's 25% share in the loss of PBG7, LLC. Income allocated to minority interest in 2007 was $6,000, for the minority partner in PBG7, LLC's 25% share in the income.

Net income (loss) was $(22.2) million in 2006 as compared to $1.7 million in 2007, representing (9.6)% and 0.7% of total net sales, respectively. Included in the $22.2 million net loss in 2006 was a loss on notes receivable - related parties of $27.1 million.

Comparison of 2006 to 2005

Total net sales increased by $17.8 million, or 8.3%, from $214.6 million in 2005 to $232.4 million in 2006. The increase in total net sales was primarily due to increased sales of our private label business, which was $181.2 million in 2006 compared to $159.6 million in 2005, with the increase in

2006 resulting primarily from higher sales to Mothers Work and Charlotte Russe which was a new customer. Private brands sales in 2006 were $51.2 million compared to $55.0 million in 2005 with the decrease resulting primarily from no sales of Gear 7 in 2006, compared to $14.4 million in 2005, and offset by an increase in sales to Macy's Merchandising Group of $11.6 million which included $1.5 million of sublicensing royalty income in 2006.

Gross profit consists of total net sales less product costs, direct labor, duty, quota, freight in, brokerage, warehouse handling and markdown. Gross profit for 2006 was $50.6 million, or 21.8% of total net sales, compared to $44.9 million, or 20.9 % of total net sales for 2005, representing an increase of $5.8 million or 12.8%. The increase in gross profit for 2006 occurred primarily because of an increase in sales volume, including $1.5 million of sublicensing royalty income, and gross margin. The improvement in gross margin is primarily attributable to the change of relative product mix in private label business and improved sourcing in private brand business in 2006.

Selling and distribution expenses increased by $290,000, or 2.7%, from $10.7 million in 2005 to $11.0 million in 2006. As a percentage of total net sales, these variable expenses decreased from 5.0% in 2005 to 4.7% in 2006 due to the increase in sales volume in 2006.

General and administrative expenses increased by $14,000, or 0.1%, from $26.86 million in 2005 to $26.88 million in 2006. As a percentage of total net sales, these expenses decreased from 12.5% in 2005 to 11.6% in 2006 due to the increase in sales volume in 2006. Included in general and administrative expenses in 2006 was $187,000 stock-based compensation as compared to no such expense in 2005.

Royalty and marketing allowance expenses decreased by $850,000, or 23.2%, to $2.8 million in 2006 from $3.7 million in 2005. The decrease was primarily due to the royalty payment to House of Dereon in 2005 as compared to no such expense in 2006. As a percentage of total net sales, these expenses decreased to 1.2% in 2006 from 1.7% in 2005.

Loss on notes receivable - related parties was $27.1 million or 11.7% of total net sales in 2006, compared to no such expense in 2005. During 2006, the purchasers of our Mexico assets ceased providing fabric and were not currently making payments under the notes. We evaluated the recoverability of the notes receivable and recorded a loss on the notes receivable in an amount equal to the outstanding balance less the value of the underlying assets securing the notes. See Note 5 of the "Notes to Consolidated Financial Statements".

Loss from operations was $17.2 million in 2006, or (7.4)% of total net sales, compared to income from operation of $3.6 million in 2005, or 1.7% of total net sales, due to the factors described above.

Interest expense increased by $1.4 million, or 31.0%, from $4.6 million in 2005 to $6.1 million in 2006. As a percentage of total net sales, this expense increased to 2.6% in 2006 from 2.2% in 2005. The increase was primarily due to an interest expense of $1.6 million in 2006 related to interest payments and amortization of debt discount arising from the credit facility from Guggenheim Corporate Funding LLC. Included in the interest expense was $1.3 million in 2005 and $1.1 million in 2006 related to interest payments to holders of convertible debentures and amortization of debt discount arising from convertible debentures issued in 2005. Interest income decreased by $900,000, or 43.2%, from $2.1 million in 2005 to $1.2 million in 2006. The decrease was primarily due to the interest earned from the notes receivable related to the sale of our fixed assets in Mexico of $1.9 million in 2005, compared to $901,000 in 2006 due to the purchasers of the Mexico assets discontinuing making payments under the notes. Other income decreased by $19,000, or 5.3%, from $354,000 in 2005 to $336,000 in 2006. Other expenses were $1,000 in 2005, compared to $436,000 in 2006 due to a payment of $400,000 upon the termination of the license agreements with Cynthia Rowley.

Interest in income of equity method investee represented our 45% share of equity interest in the owner of the trademark "American Rag Cie" and the operator of American Rag retail stores. Interest in income of equity method investee decreased by $480,000 or 85.8%, from $560,000 in 2005 to $80,000 in 2006. This decrease of interest in income of equity method investee could be attributed to an increase of $230,000 in markdown on slow-moving inventory, an increase in occupancy and depreciation expenses by $546,000 and an increase in personnel expenses by $270,000 due to the opening of a new retail store.

Income (loss) before provision for income taxes and minority interest was $(21.8) million in 2006 and $2.0 million in 2005, representing (9.4)% and 0.9% of total net sales, respectively. The increase in loss before provision for income taxes was primarily due to the loss on notes receivable – related parties of $27.1 million recorded in 2006 and the other factors discussed above.

Provision for income taxes was $453,000 in 2006 compared to $927,000 in 2005, representing 0.2% and 0.4% of total net sales, respectively.

In 2005, we allocated $75,000 of profit to minority interest, which consisted of profit shared with the minority partner in the PBG7, LLC. Loss allocated to minority interest in 2006 was $21,000, for its 25% share in the loss.

Net income (loss) was $(22.2) million in 2006 as compared $1.0 million in 2005, representing (9.6)% and 0.5% of total net sales, respectively. Included in the $22.2 million net loss in 2006 was a loss on notes receivable - related parties of $27.1 million. There was no such expense in 2005.

Quarterly Results of Operations

The following table sets forth, for the periods indicated, certain items in our consolidated statements of income in millions of dollars and as a percentage of total net sales:

	Quarter Ended							
	Mar. 31 2006	Jun. 30 2006	Sep. 30 2006	Dec. 31 2006	Mar. 31 2007	Jun. 30 2007	Sep. 30 2007	Dec. 31 2007
Total net Sales	$61.3	$59.1	$54.6	$57.4	$56.1	$60.1	$70.2	$57.3
Gross profit	12.5	12.7	11.8	13.6	12.3	12.6	12.9	11.1
Operating income (loss)	1.6	2.6	(24.7)	3.3	0.1	2.5	2.7	(0.1)
Net income (loss)	0.8	0.6	(25.3)	1.7	(1.0)	0.8	1.6	0.3

	Quarter Ended							
	Mar. 31 2006	Jun. 30 2006	Sep. 30 2006	Dec. 31 2006	Mar. 31 2007	Jun. 30 2007	Sep. 30 2007	Dec. 31 2007
Total net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	20.4	21.4	21.6	23.8	22.0	20.9	18.4	19.3
Operating income (loss)	2.7	4.4	(45.3)	5.7	0.1	4.2	3.8	(0.1)
Net income (loss)	1.4	1.0	(46.4)	2.9	(1.8)	1.3	2.3	0.5

As is typical for us, quarterly total net sales fluctuated significantly because our customers typically place bulk orders with us, and a change in the number of orders shipped in any one period may have a material effect on the total net sales for that period.

Liquidity and Capital Resources

We had cash and cash equivalents of approximately $491,000 at December 31, 2007.

We significantly strengthened our balance sheet and improved our liquidity in 2007. The sale of all our Mexico assets for cash enabled us to repay our most expensive loans and as a result our financing cost has since substantially decreased. The IRS settlement and installment repayment plan has removed a significant uncertainty in our financial condition which we have operated under for the past several years.

Our liquidity requirements arise from the funding of our working capital needs, principally inventory, finished goods shipments-in-transit, work-in-process and accounts receivable, including receivables from our contract manufacturers that relate primarily to fabric we purchase for use by those manufacturers. Our primary sources for working capital and capital expenditures are cash flow from operations, borrowings under our bank and other credit facilities, issuance of long-term debt, sales of equity and debt securities, and vendor financing. In the near term, we expect that our operations and borrowings under bank and other credit facilities will provide sufficient cash to fund our operating expenses, capital expenditures and interest payments on our debt. In the long-term, we expect to use internally generated funds and external sources to satisfy our debt and other long-term liabilities.

Our liquidity is dependent, in part, on customers paying on time. Any abnormal chargebacks or returns may affect our source of short-term funding. Any changes in credit terms given to major customers may have an impact on our cash flow. Suppliers' credit is another major source of short-term financing and any adverse changes in their terms will have negative impact on our cash flow.

Other principal factors that could affect the availability of our internally generated funds include:

- deterioration of sales due to weakness in the markets in which we sell our products;
- decreases in market prices for our products;
- increases in costs of raw materials;
- loss of rights to the American Rag Cie trademark if litigation in which are involved is resolved in a matter unfavorable to us; and
- changes in our working capital requirements.

Principal factors that could affect our ability to obtain cash from external sources include:

- financial covenants contained in our current or future bank and debt facilities; and
- volatility in the market price of our common stock or in the stock markets in general.

Certain of our private brands product lines are generally associated with higher selling, general and administrative expenses, due to significant design, development, and marketing costs compared to our private label business.

Cash flows for the years ended December 31, 2005, 2006 and 2007 were as follows (dollars in thousands):

Cash Flows:	2005	2006	2007
Net cash provided by (used in) operating activities	$ (12,900)	$ 15,047	$ 12,476
Net cash provided by (used in) investing activities	$ 3,555	$ (5,071)	$ 21,455
Net cash provided by (used in) financing activities	$ 9,772	$ (10,713)	$ (34,345)

Net cash provided by operating activities was $12.5 million in 2007, as compared to net cash provided by operating activities in 2006 of $15.0 million and net cash used in operating activities in 2005 of $12.9 million. Net cash provided by operating activities in 2007 resulted primarily from a net income of $1.7 million, $1.9 million of depreciation and amortization of fixed assets and deferred financing cost, $5.0 million write-off of deferred financing cost and debt discount and a decrease of $14.1 million in accounts receivable and $4.6 million in inventory, offset by a gain on notes receivable – related parties of $3.8 million and a decrease of $10.9 million in accounts payable. The decrease in inventory was primarily due to the increase in sales in 2007, the decrease in accounts payable resulted from the pay down of payables and the decrease in accounts receivable was due to increased collections.

During 2007, net cash provided by investing activities was $21.5 million, as compared to net cash used in investing activities of $5.1 million and net cash provided by investing activities of $3.6 million in 2005. Net cash provided by investing activities in 2007 resulted primarily from $17.8 million proceeds from notes receivable and a return of a $4.8 million of deposit in connection with the termination of our previously proposed acquisition of The Buffalo Group, offset by approximately $700,000 of due diligence fees incurred in connection with that proposed acquisition.

During 2007, net cash used in financing activities was $34.3 million as compared to net cash used in financing activities of $10.7 million in 2006 and net cash provided by financing activities of $9.8 million in 2005. Net cash used in financing activities in 2007 resulted primarily from the re-payment of $15.5 million of our term loan, $16.6 million of our long-term borrowings and $3.9 million on our short-term bank borrowings, offset by proceeds from exercises of stock options of $1.7 million.

Debt Obligations

The following table summarizes our debt obligations:

	December 31,	
	2006	2007
Short-term bank borrowings:		
Import trade bills payable - DBS Bank and Aurora Capital	$ 5,844,887	$ 4,600,293
Bank direct acceptances - DBS Bank	3,368,054	1,222,998
Other Hong Kong credit facilities - DBS Bank	4,483,241	3,921,927
	$ 13,696,182	$ 9,745,218
Long-term obligations:		
Equipment financing	$ 38,148	$ 5,338
Credit facility - Guggenheim, net	11,212,724	--
Debt facility and factoring agreement – GMAC CF	19,553,755	2,997,793
	30,804,627	3,003,131
Less current portion	(19,586,565)	(3,003,131)
	$ 11,218,062	$ 0.00

DBS Bank Credit Facility

In June 2006, our subsidiaries in Hong Kong, Tarrant Company Limited, Marble Limited and Trade Link Holdings Limited, entered into a new credit facility with DBS Bank (Hong Kong) Limited ("DBS"), which replaced our prior letter of credit facility for up to HKD 30 million (equivalent to US $3.9 million). Under this facility, we may arrange for letters of credit and acceptances. The maximum amount our Hong Kong subsidiaries may borrow under this facility at any time is US $25 million. The interest rate under the letter of credit facility is equal to the Standard Bills Rate quoted by DBS minus 0.5% if paid in Hong Kong Dollars, which the interest rate was 7.5% per annum at December 31, 2007, or the Standard Bills Rate quoted by DBS plus 0.5% if paid in any other currency, which the interest rate was 8.12% per annum at December 31, 2007. This is a demand facility and is secured by a security interest in all the assets of the Hong Kong subsidiaries, by a pledge of our office property where our Hong Kong office is located, which is owned by Gerard Guez and Todd Kay and by our guarantee. The DBS facility includes customary default provisions. In addition, we are subject to certain restrictive covenants, including that we maintain a specified tangible net worth, and a minimum level of EBITDA at December 31, 2006 and 2007, interest coverage ratio, leverage ratio and limitations on additional indebtedness. As of December 31, 2007, we were in violation with the EBITDA and tangible net worth covenants and a waiver was obtained on March 18, 2008. As of December 31, 2007, $8.6 million was outstanding under this facility. In addition, $11.3 million of open letters of credit was outstanding and $5.1 million was available for future borrowings as of December 31, 2007.

In September 2006, a tax loan for HKD 8.438 million (equivalent to US $1.1 million) was also made available by DBS to our Hong Kong subsidiaries and bore interest at the rate equal to the Hong Kong prime rate plus 1% and were subject to the same security. The interest rate was 8.75% per annum at October 31, 2007. We paid off this tax loan in October 2007. As of December 31, 2007, $0 was outstanding under this tax loan.

Revolving Credit Facility – GMAC Commercial Finance

On June 16, 2006, we expanded our previously existing credit facility with GMAC CF by entering into a new Loan and Security Agreement and amending and restating our previously existing Factoring Agreement with GMAC CF. UPS Capital Corporation is also a lender under the Loan and Security Agreement. This is a revolving credit facility and has a term of 3 years. The amount we may borrow under this credit facility is determined by a percentage of eligible accounts receivable and inventory, up to a maximum of $55 million, and includes a letter of credit facility of up to $4 million. Interest on outstanding amounts under this credit facility is payable monthly and accrues at the rate of the "prime rate" plus 0.5%. Our obligations under the GMAC CF credit facility are secured by a lien on substantially all our domestic assets, including a first priority lien on our accounts receivable and inventory. This credit facility contains customary financial covenants, including covenants that we maintain minimum levels of EBITDA and interest coverage ratios and limitations on additional indebtedness. This facility includes customary default provisions, and all outstanding obligations may become immediately due and payable in the event of a default. The facility bore interest at 7.75% per annum at December 31, 2007. As of December 31, 2007, we were in violation with the EBITDA covenant and a waiver was obtained on March 25, 2008. A total of $3.0 million was outstanding with respect to receivables factored under the GMAC CF facility at December 31, 2007.

The amount we can borrow under the factoring facility with GMAC is determined based on a defined borrowing base formula related to eligible accounts receivable. A significant decrease in eligible accounts receivable due to the aging of receivables, can have an adverse effect on our borrowing capabilities under our credit facility, which may adversely affect the adequacy of our working capital. In addition, we have typically experienced seasonal fluctuations in sales volume. These seasonal fluctuations result in sales volume decreases in the first and fourth quarters of each year due to the seasonal fluctuations experienced by the majority of our customers. During these quarters, borrowing availability under our credit facility may decrease as a result of decrease in eligible accounts receivables generated from our sales.

Term Loan Facility – Guggenheim Corporate Funding LLC

On June 16, 2006, we entered into a Credit Agreement with certain lenders and Guggenheim Corporate Funding LLC ("Guggenheim"), as administrative agent and collateral agent for the lenders. This credit facility provided for borrowings of up to $65 million. This facility consisted of an initial term loan of up to $25 million, of which we borrowed $15.5 million at the initial funding, to be used to repay certain existing indebtedness and fund general operating and working capital needs. An additional term loan of up to $40 million would be available under this facility to finance acquisitions acceptable to Guggenheim. All amounts under the term loans became due and payable in December 2010. Interest under this facility was payable monthly, with the interest rate equal to the LIBOR rate plus an applicable margin based on our debt leverage ratio (as defined in the credit agreement). Our obligations under the Guggenheim credit facility were secured by a lien on substantially all of our assets and our domestic subsidiaries, including a pledge of the equity interests of our domestic subsidiaries and 65% of our Luxembourg subsidiary.

On September 26, 2007, we repaid in full the term loan of $15.5 million outstanding under the Guggenheim credit facility. Upon paying off the loan, the unamortized loan fee paid to Guggenheim of $401,000 and the unamortized value of the warrants to purchase 3.5 million shares of our common stock of $3.5 million was expensed. The unamortized loan fee paid to Durham of $178,000 and the unamortized value of the warrants to purchase 70,000 shares of our common stock of $75,000 was also expensed. Other unamortized expenses of $822,000 related to obtaining the loan were also expensed. All the above expenses amounted to $5.0 million were recorded on our consolidated statements of operations as other expense in the third quarter of 2007. On November 2, 2007, we executed a payoff letter with Guggenheim and the lenders, which released all liens held by Guggenheim and the lenders.

Equipment Loans

We had three equipment loans outstanding during 2007. One of these equipment loans bore interest at 15.8% payable in installments through 2007, which we paid off in December 2007. The second loan bore interest at 6.15% payable in installment through 2007, which we paid off in December 2007. The third loan bears interest at 4.75% payable in installment through 2008. As of December 31, 2007, $5,000 was outstanding under the remaining loan.

Letters of Credit

From time to time, we open letters of credit under an uncommitted line of credit from Aurora Capital Associates which issues these letters of credits out of Israeli Discount Bank. As of December 31, 2007, $1.2 million was outstanding under this facility and $903,000 of letters of credit was open under this arrangement. We pay a commission fee of 2.25% on all letters of credits issued under this arrangement.

The effective interest rates on bank borrowings as of December 31, 2006 and 2007 were 10.9% and 12.7%, respectively.

The credit facility with GMAC CF prohibits us from paying dividends or making other distributions on our common stock. In addition, GMAC CF prohibits our subsidiaries that are borrowers under the facility from paying dividends or making other distributions to us. The credit facility with DBS Bank prohibits our Hong Kong subsidiaries from paying any dividends or making other distributions or cash advances to us.

We have financed our operations from our cash flow from operations, borrowings under our bank and other credit facilities, issuance of long-term debt, and sales of equity and debt securities. Our short-term funding relies very heavily on our major customers, banks and suppliers. From time to time, we have had temporary over-advances from our banks. Any withdrawal of support from these parties will have serious consequences on our liquidity.

We may seek to finance future capital investment programs through various methods, including, but not limited to, borrowings under our bank credit facilities, issuance of long-term debt, sales of equity securities, leases and long-term financing provided by the sellers of facilities or the suppliers of certain equipment used in such facilities.

We do not believe that the moderate levels of inflation in the United States in the last three years have had a significant effect on net sales or profitability.

Contractual Obligations and Commercial Commitments

Following is a summary of our contractual obligations and commercial commitments available to us as of December 31, 2007 (in millions):

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 year	Between 2-3 years	Between 4-5 years	After 5 years
Long-term debt (1)	$3.2	$3.2	$--	$--	$--
Operating leases	$7.6	$1.4	$2.6	$1.8	$1.8
Minimum royalties	$7.6	$0.9	$2.2	$2.8	$1.7
Total Contractual Cash Obligations	$18.4	$5.5	$4.8	$4.6	$3.5

(1) Includes interest on long-term debt obligations. Based on outstanding borrowings as of December 31, 2007, and assuming all such indebtedness remained outstanding during 2007 and the interest rates remained unchanged, we estimate that our interest cost on long-term debt would be approximately $233,000.

Commercial Commitments Available to Us	**Total Amounts Committed to Us**	**Amount of Commitment Expiration per Period** Less than 1 year	Between 2-3 years	Between 4-5 years	After 5 years
Lines of credit	$80.0	$80.0	—	—	—
Letters of credit (within lines of credit)	$25.0	$25.0	—	—	—
Total Commercial Commitments	$80.0	$80.0	—	—	—

Off-Balance Sheet Arrangements

At December 31, 2007 and 2006, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Related Party Transactions

We lease our executive offices and warehouse in Los Angeles, California from GET and office space and warehouse in Hong Kong from Lynx International Limited. GET and Lynx International Limited are each owned by Gerard Guez, our Chairman and Interim Chief Executive Officer, and Todd Kay, our Vice Chairman. We believe, at the time the leases were entered into, the rents on these properties were comparable to then prevailing market rents. Our lease for the Los Angeles offices and warehouse has a term of five years expiring in 2011, with an option to renew for an additional five year term. Our lease for the office space and warehouse in Hong Kong has expired and we are currently renting on a month to month basis. We paid $1.0 million, $1.1 million and $1.1 million, respectively, in 2005, 2006 and 2007 in rent for office and warehouse facilities at these locations. On May 1, 2006, we sublet a portion of our executive office in Los Angeles, California and our sales office in New York to Seven Licensing Company, LLC ("Seven Licensing") for a monthly payment of $25,000 on a month to month basis. Seven Licensing is beneficially owned by Gerard Guez. We received $200,000 and $300,000, respectively, in rental income from this sublease for the years ended December 31, 2006 and 2007.

From time to time in the past, we had advanced funds to Mr. Guez. These were net advances to Mr. Guez or payments paid on his behalf before the enactment of the Sarbanes-Oxley Act in 2002. The promissory note documenting these advances contains a provision that the entire amount together with accrued interest is immediately due and payable upon our written demand. The greatest outstanding balance of such advances to Mr. Guez during 2007 was approximately $2,151,000. At December 31, 2007, the entire balance due from Mr. Guez totaling $1.9 million was reflected as a reduction of shareholders' equity. All amounts due from Mr. Guez bore interest at the rate of 7.75% during the period. Total interest paid by Mr. Guez was $209,000, $171,000 and $158,000 for the years ended December 31, 2005, 2006 and 2007, respectively. Mr. Guez paid expenses on our behalf of approximately $397,000, $299,000 and $365,000 for the years ended December 31, 2005, 2006 and 2007, respectively, which amounts were applied to reduce accrued interest and principal on Mr. Guez's loan. These amounts included fuel and related expenses incurred by 477 Aviation, LLC, a company owned by Mr. Guez, when our executives used this company's aircraft for business purposes. Since the enactment of the Sarbanes-Oxley Act in 2002, no further personal loans (or amendments to existing loans) have been or will be made to our officers or directors.

On July 1, 2001, we formed an entity to jointly market, share certain risks and achieve economies of scale with Azteca Production International, Inc. ("Azteca"), called United Apparel Ventures, LLC ("UAV"). This entity was created to coordinate the production of apparel for a single customer of our branded business. Azteca is owned by the brothers of Gerard Guez. UAV made purchases from a related party in Mexico, an affiliate of Azteca. UAV was owned 50.1% by Tag Mex, Inc., our wholly owned subsidiary, and 49.9% by Azteca. Results of the operation of UAV had been consolidated into our results since July 2001 with the minority partner's share of gain and losses eliminated through the minority interest line in our financial statements until 2004. Due to the restructuring of our Mexico operations, we discontinued manufacturing for UAV customers in 2004. We had been consolidating 100% of the results of the operation of UAV into our results since 2005. UAV was dissolved on February 27, 2007. We purchased $135,000, $1.1 million and $499,000 of finished goods, fabric and service from Azteca and its affiliates for the years ended December 31, 2005, 2006 and 2007, respectively. Our total sales of fabric and service to Azteca in 2005, 2006 and 2007 were $88,000, $9,000 and $0, respectively. Based on the repayment history of Azteca and litigation which Azteca is currently subject to, we estimated that our receivable of $3.4 million will take approximately three years for collection in full. We therefore made a $1.0 million reserve and then fair-valued the balance of this asset using our weighted average cost of capital as the discount rate and a term of three years as the discount period. Net amounts due from this related party as of December 31, 2006 and 2007 were $4.0 million and $1.5 million, respectively.

On September 1, 2006, our subsidiary in Hong Kong, Tarrant Company Limited, entered into an agreement with Seven Licensing to be its buying agent to source and purchase apparel merchandise. Seven Licensing is beneficially owned by Gerard Guez. Total sales to Seven Licensing for the years ended December 31, 2006 and 2007 were $4.4 million and $19.4 million, respectively. Net amounts due from this related party as of December 31, 2006 and 2007 were $3.5 million and $6.8 million, respectively.

We believe that each of the transactions described above has been entered into on terms no less favorable to us than could have been obtained from unaffiliated third parties. We have adopted a policy that any transactions between us and any of our affiliates or related parties, including our executive officers, directors, the family members of those individuals and any of their affiliates, must (i) be approved by a majority of the members of the Board of Directors and by a majority of the disinterested members of the Board of Directors and (ii) be on terms no less favorable to us than could be obtained from unaffiliated third parties.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk. Our earnings are affected by fluctuations in the value of the U.S. dollar as compared to foreign currencies as a result of doing business in foreign jurisdictions. As a result, we bear the risk of exchange rate gains and losses that may result in the future. At times we use forward exchange contracts to reduce the effect of fluctuations of foreign currencies on purchases and commitments. These short-term assets and commitments are principally related to trade payables positions. At December 31, 2007, we had no open foreign exchange forward contracts. We do not utilize derivative financial instruments for trading or other speculative purposes. We actively evaluate the creditworthiness of the financial institutions that are counter parties to derivative financial instruments, and we do not expect any counter parties to fail to meet their obligations.

Interest Rate Risk. Because our obligations under our various credit agreements bear interest at floating rates, we are sensitive to changes in prevailing interest rates. Any major increase or decrease in market interest rates that affect our financial instruments would have a material impact on earning or cash flows during the next fiscal year.

Our interest expense is sensitive to changes in the general level of U.S. interest rates. In this regard, changes in U.S. interest rates affect interest paid on our debt. A majority of our credit facilities are at variable rates. As of December 31, 2006, we had $228,000 of fixed-rate borrowings and $48.6 million of variable-rate borrowings outstanding. As of December 31, 2007, we had $1.2 million of fixed-rate borrowings and $11.6 million of variable-rate borrowings outstanding. A one percentage point increase in interest rates would result in an annualized increase to interest expense of approximately $486,000 and $116,000 on our variable-rate borrowings for 2006 and 2007, respectively.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See "Item 15. Exhibits, Financial Statement Schedules" for our financial statements, and the notes thereto, and the financial statement schedules filed as part of this report.

Item 9. CHANGES IN AND DISAGREEMENTS WITH THE ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A(T). CONTROLS AND PROCEDURES

Evaluation of Controls and Procedures

Members of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures, as defined by paragraph (e) of Exchange Act Rules 13a-15 or 15d-15, as of December 31, 2007, the end of the period covered by this report. Members of the our management, including our Chief Executive Officer and Chief Financial Officer, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the fourth quarter of 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

Changes in Controls and Procedures

During the fourth quarter ended December 31, 2007, there were no changes in our internal control over financial accounting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control-Integrated Framework". Based on management's evaluation and those criteria, we concluded that our internal control over financial reporting was effective as of December 31, 2007.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

Item 9B. OTHER INFORMATION

None.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information concerning our directors and executive officers will appear in our definitive Proxy Statement to be filed pursuant to Regulation 14A within 120 days after the end of our last fiscal year (the "Proxy Statement"), and is incorporated herein by reference.

Item 11. EXECUTIVE COMPENSATION

The information concerning executive compensation will appear in our definitive Proxy Statement and is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information concerning the security ownership of certain beneficial owners and management and related stockholder matters will appear in our definitive Proxy Statement and is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information concerning certain relationships and related transactions will appear in our definitive Proxy Statement and is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information concerning principal accounting fees and services will appear in our definitive Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) List the following documents filed as a part of this report:

(1) *Financial Statements.*

Reference is made to the Index to Financial Statements and Schedule on page F-1 for a list of financial statements and the financial statement schedule filed as part of this Annual Report on Form 10-K.

(2) *Financial Statement Schedules.*

Reference is made to the Index to Financial Statements and Schedule on page F-1 for a list of financial statements and the financial statement schedule filed as part of this Annual Report on Form 10-K. All other schedules are omitted because they are not applicable or the required information is shown in the Company's financial statements or the related notes thereto.

(3) *Exhibits.*

See the Exhibit Index attached to this Annual Report on Form 10-K, which is incorporated herein by reference.

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Tarrant Apparel Group
Los Angeles, CA

We have audited the consolidated balance sheets of Tarrant Apparel Group and subsidiaries (collectively, the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule of Tarrant Apparel Group listed in Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tarrant Apparel Group and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in accordance with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company has adopted the provisions of Statement of Financial Accounting Standards Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" on January 1, 2007.

We were not engaged to examine management's assertion about the effectiveness of Tarrant Apparel Group's internal control over financial reporting as of December 31, 2007 included in the accompanying Management's Annual Report on Internal Control over Financial Reporting and, accordingly, we do not express an opinion thereon.

Singer Lewak Greenbaum & Goldstein LLP

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
March 27, 2008

TARRANT APPAREL GROUP

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 904,553	$ 491,416
Accounts receivable, net of $2.1 million and $2.0 million allowance for returns, discounts and bad debts at December 31, 2006 and 2007, respectively	48,079,527	34,622,119
Due from related parties	3,688,355	6,812,951
Inventory	17,774,103	13,140,598
Temporary quota rights	32,217	5,028
Prepaid expenses	1,515,087	1,277,361
Deferred tax assets	123,607	161,818
Income taxes receivable	25,468	--
Total current assets	72,142,917	56,511,291
Property and equipment, net of $9.4 million and $8.3 million accumulated depreciation at December 31, 2006 and 2007, respectively	1,414,354	1,531,322
Notes receivable - related parties, net of $27.1 million reserve at December 31, 2006	14,000,000	--
Due from related parties, net of $1.0 million reserve and $0.8 million adjustment to fair value at December 31, 2007	4,168,205	1,740,707
Equity method investment	788,901	945,342
Deferred financing cost, net of $1.7 million and $226,000 accumulated amortization at December 31, 2006 and 2007, respectively	2,448,526	213,876
Other assets	6,223,816	101,692
Goodwill, net	9,945,005	9,945,005
Total assets	$ 111,131,724	$ 70,989,235
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Short-term bank borrowings	$ 13,696,182	$ 9,745,218
Accounts payable	22,685,674	11,784,534
Accrued expenses	8,907,658	8,627,445
Derivative liability	195,953	--
Income taxes	16,865,125	16,525,237
Current portion of long-term obligations and factoring arrangement	19,586,565	3,003,131
Total current liabilities	81,937,157	49,685,565
Term loan, net of $4.3 million debt discount at December 31, 2006	11,212,724	--
Other long-term obligations	5,338	--
Deferred tax liabilities	--	--
Total liabilities	93,155,219	49,685,565
Minority interest in PBG7	54,338	60,520
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, 2,000,000 shares authorized; no shares at December 31, 2006 and 2007 issued and outstanding	--	--
Common stock, no par value, 100,000,000 shares authorized; 30,543,763 shares and 32,043,763 shares at December 31, 2006 and 2007 issued and outstanding, respectively	114,977,465	116,672,465
Warrants to purchase common stock	7,314,239	7,314,239
Contributed capital	10,191,511	10,862,902
Accumulated deficit	(112,410,363)	(111,662,856)
Notes receivable from officer/shareholder	(2,150,685)	(1,943,600)
Total shareholders' equity	17,922,167	21,243,150
Total liabilities and shareholders' equity	$ 111,131,724	$ 70,989,235

See accompanying notes.

TARRANT APPAREL GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2005	2006	2007
Net sales	$ 214,648,218	$ 228,038,373	$ 224,289,591
Net sales to related party	--	4,363,316	19,431,054
Total net sales	214,648,218	232,401,689	243,720,645
Cost of sales	169,767,051	178,100,779	177,109,432
Cost of sales to related party	--	3,658,806	17,711,950
Total cost of sales	169,767,051	181,759,585	194,821,382
Gross profit	44,881,167	50,642,104	48,899,263
Selling and distribution expenses	10,726,425	11,016,352	14,723,837
General and administrative expenses	26,864,789	26,878,871	24,312,038
Royalty expenses	3,664,454	2,814,929	1,863,507
Loss on notes receivable - related parties	--	27,137,297	--
Terminated acquisition expenses	--	--	2,000,000
Adjustment to fair value of long-term receivable - related parties	--	--	807,875
Income (loss) from operations	3,625,499	(17,205,345)	5,192,006
Interest expense	(4,624,590)	(6,059,628)	(4,117,914)
Interest income	2,081,456	1,181,437	168,690
Interest in income of equity method investee	559,634	79,696	156,441
Other income	354,347	335,731	4,094,317
Adjustment to fair value of derivative	–	315,134	195,953
Other expense	(580)	(435,586)	(4,976,813)
Income (loss) before provision (credit) for income taxes and minority interest	1,995,766	(21,788,561)	712,680
Provision (credit) for income taxes	927,181	453,090	(1,041,010)
Minority interest	75,241	(20,903)	6,183
Net income (loss)	$ 993,344	$ (22,220,748)	$ 1,747,507
Net income (loss) per share – Basic	$ 0.03	$ (0.73)	$ 0.06
Net income (loss) per share – Diluted	$ 0.03	$ (0.73)	$ 0.06
Weighted average common and common equivalent shares outstanding:			
Basic	29,728,997	30,545,599	30,617,736
Diluted	29,734,291	30,545,814	30,617,736

See accompanying notes.

TARRANT APPAREL GROUP

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Preferred Stock	Number of Shares	Common Stock	Number of Shares	Warrants	Contributed Capital	Retained Earnings (Accumulated deficit)	Notes from Shareholders	Total Shareholders' Equity
Balance at January 1, 2005	$ --	--	$111,515,091	28,814,763	$ 2,846,833	$ 9,965,591	$ (91,182,959)	$ (2,466,062)	$ 30,678,494
Net income	--	--	--	--	--	--	993,344	--	993,344
Compensation expense	--	--	--	--	--	38,740	--	--	38,740
Issuance of common stock	--	--	375,000	195,313	--	--	--	--	375,000
Conversion of debentures	--	--	3,087,374	1,543,687	--	--	--	--	3,087,374
Repayment from shareholder	--	--	--	--	--	--	--	187,359	187,359
Balance at December 31, 2005	$ --	--	$114,977,465	30,553,763	$ 2,846,833	$ 10,004,331	$ (90,189,615)	$ (2,278,703)	$ 35,360,311
Net loss	--	--	--	--	--	--	(22,220,748)	--	(22,220,748)
Stock-based compensation	--	--	--	--	--	187,180	--	--	187,180
Cancellation of common stock	--	--	--	(10,000)	--	--	--	--	--
Issuance of warrants with debentures	--	--	--	--	4,467,406	--	--	--	4,467,406
Repayment from shareholder	--	--	--	--	--	--	--	128,018	128,018
Balance at December 31, 2006	$ --	--	$114,977,465	30,543,763	$ 7,314,239	$ 10,191,511	$ (112,410,363)	$ (2,150,685)	$ 17,922,167
Accounting for uncertain tax position	--	--	--	--	--	--	(1,000,000)	--	(1,000,000)
Net income	--	--	--	--	--	--	1,747,507	--	1,747,507
Stock-based compensation	--	--	--	--	--	771,391	--	--	771,391
Exercise of stock options	--	--	1,695,000	1,500,000	--	--	--	--	1,695,000
Dissolution of a partnership	--	--	--	--	--	(100,000)	--	--	(100,000)
Repayment from shareholder	--	--	--	--	--	--	--	207,085	207,085
Balance at December 31, 2007	$ --	--	$116,672,465	32,043,763	$ 7,314,239	$ 10,862,902	$ (111,662,856)	$ (1,943,600)	$ 21,243,150

See accompanying notes.

TARRANT APPAREL GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2005	2006	2007
Operating activities:			
Net Income (loss)	$ 993,344	$ (22,220,748)	$ 1,747,507
Adjustments to reconcile net income (loss) to net cash provided by (used in) Operating activities:			
Deferred taxes	(166,686)	237,045	(38,211)
Depreciation and amortization of fixed assets	727,233	455,124	414,909
Amortization of deferred financing cost	1,399,352	2,525,210	1,532,295
Write-off of deferred financing cost and debt discount	–	–	4,950,616
Receipt of merchandise in lieu of interest on notes receivable, related party	(1,742,540)	–	--
Adjustment to fair value of derivative	–	(315,134)	(195,953)
Reserve of long-term receivable – related parties	--	--	1,000,000
Adjustment to fair value of long-term receivable – related parties	–	–	807,875
Loss (gain) on notes receivable - related parties	–	27,137,297	(3,750,000)
Terminated acquisition expenses	–	--	2,000,000
Prepaid royalties write-off	1,165,970	–	--
Income from equity method investment	(559,634)	(79,696)	(156,441)
Loss (gain) on sale of fixed assets	(124,041)	35,587	20,048
Minority interest	75,241	(20,903)	6,183
Compensation expense related to stock options	38,740	--	--
Stock-based compensation	--	187,180	771,392
Change in the provision for returns and discounts	(78,060)	292,356	(333,648)
Change in the provision for bad debts	591,945	(1,167,248)	234,066
Changes in operating assets and liabilities:			
Accounts receivable	(17,352,985)	6,528,104	14,056,128
Due to/from related parties	2,702,047	(1,160,821)	(3,118,230)
Inventory	(8,503,086)	13,305,121	4,633,506
Temporary quota rights	--	(32,217)	27,189
Prepaid expenses	47,055	900,886	263,193
Other assets	--	--	125,000
Accounts payable	9,248,667	(10,593,284)	(10,901,140)
Accrued expenses and income tax payable	(1,362,218)	(967,312)	(1,620,101)
Net cash provided by (used in) operating activities	(12,899,656)	15,046,547	12,476,183
Investing activities:			
Purchase of fixed assets	(559,081)	(208,571)	(553,060)
Proceeds from sale of fixed assets	130,552	6,346	1,134
Collection on notes receivable - related parties	1,194,722	1,086,110	--
Proceeds from notes receivable	--	--	17,750,000
Distribution from equity method investee	301,050	67,500	--
Deposit in acquisition	--	(5,000,000)	--
Refund of deposit in acquisition.	--	--	4,750,000
Due diligence fees in acquisition	--	(1,050,256)	(699,744)
Trademark.	--	(100,000)	--
Collection of advances from shareholders/officers	2,487,360	128,018	207,086
Net cash provided by (used in) investing activities	3,554,603	(5,070,853)	21,455,416
Financing activities:			
Short-term bank borrowings, net	(4,117,625)	(137,351)	(3,950,964)
Proceeds from long-term obligations	218,367,495	235,101,785	205,837,789
Payment of financing costs	--	(2,405,201)	--
Payment of long-term obligations and bank borrowings	(204,477,993)	(236,359,516)	(222,426,561)
Repayment of term loan	–	–	(15,500,000)
Proceeds (repayments) from convertible debentures	--	(6,912,626)	--
Exercise of stock options	--	--	1,695,000
Net cash provided by (used in) financing activities	9,771,877	(10,712,909)	(34,344,736)
Increase (decrease) in cash and cash equivalents	426,824	(737,215)	(413,137)
Cash and cash equivalents at beginning of year	1,214,944	1,641,768	904,553
Cash and cash equivalents at end of year	$ 1,641,768	$ 904,553	$ 491,416

See accompanying notes

1. Summary of Significant Accounting Policies

Organization and Basis of Consolidation

The accompanying financial statements consist of the consolidation of Tarrant Apparel Group, a California corporation, and its majority owned subsidiaries located primarily in the U.S., Asia, Mexico, and Luxembourg. At December 31, 2007, we own 75% of PBG7, LLC ("PBG7"). We previously owned 50.1% of United Apparel Ventures ("UAV"), which was dissolved on February 27, 2007. The dissolution of UAV did not have a material impact on our consolidated financial statements. We consolidate these entities and reflect the minority interests in earnings (losses) of the ventures in the accompanying financial statements. All inter-company amounts are eliminated in consolidation. The 49.9% minority interest in UAV was owned by Azteca Production International, a corporation owned by the brothers of our Chairman and Interim Chief Executive Officer, Gerard Guez. The 25% minority interest in PBG7 is owned by BH7, LLC, an unrelated party.

We serve specialty, retail, mass merchandisers, department store chains and branded wholesalers by designing, merchandising, contracting for the manufacture of, and selling casual apparel for women, men and children under private label and private brand.

Historically, our operating results have been subject to seasonal trends when measured on a quarterly basis. This trend is dependent on numerous factors, including the markets in which we operate, holiday seasons, consumer demand, climate, economic conditions and numerous other factors beyond our control. Generally, the second and third quarters are stronger than the first and fourth quarters. There can be no assurance that the historic operating patterns will continue in future periods.

Risk and Uncertainties – IRS Examination

In January 2004, the Internal Revenue Service ("IRS") completed its examination of our Federal income tax returns for the years ended December 31, 1996 through 2001. The IRS had proposed adjustments to increase our income tax payable for these years under examination. In addition, in July 2004, the IRS initiated an examination of our Federal income tax return for the year ended December 31, 2002. In December 2007, we received a final assessment from the IRS of $7.4 million for the years ended December 31, 1996 through 2002, and in the first quarter of 2008 we entered into a final settlement agreement with the IRS. Under the settlement, which totals $13.9 million, including $6.5 million of interest, we agreed to pay the IRS $4 million in March 2008 and an additional $250,000 per month until repayment in full. The settlement with the IRS is within amounts previously reserved for in our financial statements, and we therefore do not anticipate the settlement to result in any additional charges to income other than interest on the outstanding balance.

Risk and Uncertainties – Debt Covenants

As discussed in Note 9 of the "Notes to Consolidated Financial Statements," our debt agreements require certain covenants including a minimum level of EBITDA and specified tangible net worth; and required interest coverage ratio and leverage ratio. If our results of operations erode and we are not able to obtain waivers from the lenders, the debt would be in default and callable by our lenders. In addition, due to cross-default provisions in our debt agreements, substantially all of our long-term debt would become due in full if any of the debt is in default. In anticipation of us not being able to meet the required covenants due to various reasons, we either negotiate for changes in the relative covenants or an advance waiver or reclassify the relevant debt as current. We also believe that our lenders would provide waivers if necessary. However, our expectations of future operating results and continued compliance with other debt covenants cannot be assured and our lenders' actions are not controllable by us. If projections of future operating results are not achieved and the debt is placed in default, we would be required to reduce our expenses, including by curtailing operations, and to raise capital through the sale of assets, issuance of equity or otherwise, any of which could have a material adverse effect on our financial condition and results of operations. See Note 9 of the "Notes to Consolidated Financial Statements" for a further discussion of the credit facilities and related debt covenants. As of December 31, 2007, we were in violation of the EBITDA and tangible net worth covenants and waivers of the defaults were obtained in March 2008 from our lenders.

Revenue Recognition

Revenue is recognized at the point of shipment for all merchandise sold based on FOB shipping point. For merchandise shipped on landed duty paid ("LDP") terms, revenue is recognized at the point of either leaving Customs for direct shipments or at the point of leaving our warehouse where title is transferred, net of an estimate of returned merchandise and discounts. Customers are allowed the rights of return or non-acceptance only upon receipt of damaged products or goods with quality different from shipment samples. We do not undertake any after-sale warranty or any form of price protection.

We often arrange, on behalf of manufacturers, for the purchase of fabric from a single supplier. We have the fabric shipped directly to the cutting factory. Generally, the factories pay us for the fabric with offsets against the price of the finished goods.

Shipping and Handling Costs

Freight charges are included in selling and distribution expenses in the statements of operations and amounted to $667,000, $781,000 and $641,000 for the years ended December 31, 2005, 2006 and 2007, respectively. In 2005, 2006 and 2007, we did some billing for freight to specialty stores although the amount was insignificant.

Cash and Cash Equivalents

Cash equivalents consist of cash and highly liquid investments with an original maturity of three months or less when purchased. Cash and cash equivalents held in foreign financial institutions totaled $260,000 and $262,000 as of December 31, 2006 and 2007, respectively. Cash is deposited with what we believe are highly credited quality financial institutions and may exceed FDIC insured limits. As of December 31, 2006 and 2007, cash deposited in financial institutions that exceeded FDIC insured limits was $1.4 million and $660,000, respectively.

Accounts Receivable--Allowance for Returns, Discounts and Bad Debts

We evaluate the collectibility of accounts receivable and chargebacks (disputes from the customer) based upon a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations (such as in the case of bankruptcy filings or substantial downgrading of credit sources), a specific reserve for bad debts is taken against amounts due to reduce the net recognized receivable to the amount reasonably expected to be collected. For all other customers, we recognize reserves for bad debts and uncollectible chargebacks based on our historical collection experience. If collection experience deteriorates (for example, due to an unexpected material adverse change in a major customer's ability to meet its financial obligations to us), the estimates of the recoverability of amounts due to us could be reduced by a material amount. As of December 31, 2006 and 2007, the balance of the allowance for returns, discounts and bad debts was $2.1 million and $2.0 million, respectively.

Inventory

Our inventories are stated (valued) at the lower of cost (first-in, first-out) or market. Under certain market conditions, we use estimates and judgments regarding the valuation of inventory to properly value inventory. Inventory adjustments are made for the difference between the cost of the inventory and the estimated market value and charged to operations in the period in which the facts that give rise to the adjustments become known.

Cost of Sales

Cost of sales includes costs related to product costs, direct labor, duty, quota, freight in, brokerage, warehouse handling and markdown.

Selling and Distribution Expenses

Selling and distribution expenses include expenses related to samples, travel and entertainment, salaries, rent, warehouse handling, other office expenses, professional fees, freight out, and selling commissions incurred in the sales process.

General and Administrative Expenses

General and administrative expenses include expenses related to research and product development, travel and entertainment, salaries, rent, other office expenses, depreciation and amortization, professional fees and bank charges.

License Agreements and Royalty Expenses

We enter into license agreements from time to time that allow us to use certain trademarks and trade names on certain of its products. These agreements require us to pay royalties, generally based on the sales of such products, and may require guaranteed minimum royalties, a portion of which may be paid in advance. Our accounting policy is to match royalty expense with revenue by recording royalties at the time of sale at the greater of the contractual rate or an effective rate calculated based on the guaranteed minimum royalty and our estimate of sales during the contract period. If a portion of the guaranteed minimum royalty is determined not to be recoverable, the unrecoverable portion is charged to expense at that time. See Note 13 of the "Notes to Consolidated Financial Statements" regarding various agreements we have entered into.

Royalty expense for each of the three fiscal years ended December 31, 2005, 2006 and 2007 were $3.7 million, $2.8 million and $1.9 million, respectively.

Deferred Rent Provision

When a lease requires fixed escalation of the minimum lease payments, rental expense is recognized on a straight line basis over the initial term of the lease, and the difference between the average rental amount charged to expense and amounts payable under the lease is included in deferred amount. As of December 31, 2006 and 2007, deferred rent of $93,000 and $260,000, respectively was recorded under accrued expense in our consolidated financial statements.

Derivative Activities

Warrant Derivatives

Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities" requires measurement of certain derivative instruments at their fair value for accounting purposes. In determining the appropriate fair value, we use the Black-Scholes model. Derivative liabilities are adjusted to reflect fair value at each period end, with any increase or decrease in the fair value being recorded in consolidated statements of operations as adjustment to fair value of derivative. At December 31, 2006, there was an income of $511,000 recorded as adjustment to fair value of derivative on our consolidated statements of operations. See Note 9 of the "Notes to Consolidated Financial Statements"

Foreign Currency Forward Contract

We source our product in a number of countries throughout the world, as a result, are exposed to movements in foreign currency exchange rates. The primary purpose of our foreign currency hedging activities is to manage the volatility associated with foreign currency purchases of materials in the normal course of business. We utilize derivative financial instruments consisting primarily of forward currency contracts. These instruments are intended to protect against exposure related to financing transactions and income from international operations. We do not enter into derivative financial instruments for speculative or trading purposes. We may enter into certain foreign currency derivative instruments that do not meet hedge accounting criteria.

SFAS No. 133 requires measurement of certain derivative instruments at their fair value for accounting purposes. All derivative instruments are recorded on our balance sheet at fair value; as a result, we mark to market all derivative instruments. Derivative liabilities are adjusted to reflect fair value at each period end, with any increase or decrease in the fair value being recorded in consolidated statements of operations as adjustment to fair value of derivative. During the year ended December 31, 2006, we entered into foreign currency forward contracts to hedge against the effect of exchange rate fluctuations on cash flows denominated in foreign currencies and certain inter-company financing transactions. This transaction is undesignated and as such an ineffective hedge. At December 31, 2006, we had one open foreign exchange forward contract which has a maturity of less than one year. Hedge ineffectiveness resulted in a loss of $196,000 in our consolidated statements of operations as of December 31, 2006. At December 31, 2007, we had no open foreign exchange forward contracts. Hedge ineffectiveness resulted in a gain of $196,000 in our consolidated statements of operations as of December 31, 2007.

Product Design, Advertising and Sales Promotion Costs

Product design, advertising and sales promotion costs are expensed as incurred. Product design, advertising and sales promotion costs included in selling, general and administrative expenses in the accompanying statements of operations (excluding the costs of manufacturing production samples) amounted to approximately $3.0 million, $2.7 million and $3.9 million in 2005, 2006 and 2007, respectively.

Property and Equipment

Property and equipment is recorded at cost. Additions and betterments are capitalized while repair and maintenance costs are charged to operations as incurred. Depreciation of property and equipment is provided for by the straight-line method over their estimated useful lives. Leasehold improvements are amortized using the straight-line method over the lesser of their estimated useful lives or the term of the lease. Upon retirement or disposal of property and equipment, the cost and related accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in the statement of operations. The estimated useful lives of the assets are as follows:

Buildings	35 to 40 years
Equipment	5 to 15 years
Furniture and Fixtures	5 to 7 years
Vehicles	5 years
Leasehold Improvements	Term of lease or Estimated useful life

Impairment of Long-Lived Assets

The carrying value of long-lived assets are reviewed when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an impairment loss has occurred based on the lowest level of identifiable expected future cash flow, then a loss is recognized in the statement of operations using a fair value based model.

Valuation of Long-Lived and Intangible Assets and Goodwill

We have adopted SFAS No. 142, "Goodwill and Other Intangible Assets." We assess the need for impairment of identifiable intangibles, long-lived assets and goodwill with a fair-value-based test on an annual basis or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Factors considered important that could trigger an impairment review include, but are not limited to, the following:

- a significant underperformance relative to expected historical or projected future operating results;
- a significant change in the manner of the use of the acquired asset or the strategy for the overall business; or
- a significant negative industry or economic trend.

We utilized the discounted cash flow methodology to estimate fair value. At December 31, 2006, we had a goodwill balance of $9.9 million, and a net property and equipment balance of $1.4 million, as compared to a goodwill balance of $9.9 million and a net property and equipment balance of $1.5 million at December 31, 2007. See Note 6 and Note 8 of the "Notes to Consolidated Financial Statements."

During the years ended December 31, 2006 and 2007, we did not recognize any need for impairment related to goodwill and property and equipment.

Deferred Financing Cost

Deferred financing costs were $2.4 million and $214,000 at December 31, 2006 and 2007, respectively. These costs of obtaining financing and issuance of debt instruments are being amortized on a straight-line basis over the term of the related debt. Amortization expenses for deferred charges were $1.4 million, $2.5 million and $1.5 million for the years ended December 31, 2005, 2006 and 2007, respectively.

Income Taxes

We utilize SFAS No. 109, "Accounting for Income Taxes," which prescribes the use of the liability method to compute the differences between the tax basis of assets and liabilities and the related financial reporting amounts using currently enacted tax laws and rates. A valuation allowance is recorded to reduce deferred taxes to the amount that is more likely than not to be realized.

Our foreign subsidiary had an accumulated earning and profit deficit at December 31, 2006 and 2007. Any current year foreign earning and profit will be reported by us as dividends on our tax returns.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition. We adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, we recognized no material adjustment for unrecognized tax benefits but reduced retained earnings as of January 1, 2007 by approximately $1 million attributable to penalties accrued as a component of income tax payable. As of the date of adoption, our unrecognized tax benefits totaled approximately $8.9 million.

We and several of our subsidiaries file income tax returns in the U.S., Hong Kong, Luxembourg, Mexico and various state jurisdictions. We are currently subject to an audit by the State of New York for the years 2002 to 2005 but are not currently being audited by other states or subject to non-U.S. income tax jurisdictions for years open in those taxing jurisdictions.

In January 2004, the IRS completed its examination of our Federal income tax returns for the years ended December 31, 1996 through 2001. The IRS had proposed adjustments to increase our income tax payable for these years under examination. In addition, in July 2004, the IRS initiated an examination of our Federal income tax return for the year ended December 31, 2002. In December 2007, we received a final assessment from the IRS of $7.4 million for the years ended December 31, 1996 through 2002, and in the first quarter of 2008, we entered into a final settlement agreement with the IRS. Under the settlement, which totals $13.9 million, including $6.5 million of interest, we agreed to pay the IRS $4 million in March 2008 and an additional $250,000 per month until repayment in full. The settlement with the IRS is within amounts accrued for as of December 31, 2007 in our financial statements, and we therefore do not anticipate the settlement to result in any additional charges to income other than interest on the outstanding balance. Due to the negotiated settlement, we reclassified the IRS and state tax liabilities from uncertain tax position to current payable on December 31, 2007.

The total unrecognized tax benefits as of January 1, 2007 were $8.9 million, excluding interest, penalties and related income tax benefits and would be recorded as a component of income tax expense if recognized. We recognize interest accrued related to unrecognized tax benefits and penalties as a component of income tax expense. As of January 1, 2007, the accrued interest and penalties were $8.0 million and $1.2 million, respectively, excluding any related income tax benefits. During 2007, we de-recognized a previous uncertain tax position through negotiations with the state tax jurisdiction. The negotiated settlement resulted in a decrease of $1.5 million in unrecognized tax benefits and $1.0 million in penalties. During 2007, we also de-recognized a previous uncertain tax position through settlement with the IRS. The negotiated settlement resulted in a decrease of $7.4 million in unrecognized tax benefits. After the above adjustments, there was no unrecognized tax benefit as of December 31, 2007. As of December 31, 2007, the accrued interest and penalties were $7.2 million and $142,000, respectively.

In many cases, the uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Federal and state statutes are open from 2003 through the present period. Hong Kong statutes are open from 2001, Luxembourg from 2003 and Mexico from 2001.

Net Income (Loss) Per Share

Basic and diluted income (loss) per share has been computed in accordance with SFAS No. 128, "Earnings Per Share". A reconciliation of the numerator and denominator of basic income (loss) per share and diluted income (loss) per share is as follows:

	Year Ended December 31,		
	2005	2006	2007
Basic EPS Computation:			
Numerator:			
Reported net income (loss)	$ 993,344	$ (22,220,748)	$ 1,747,507
Denominator:			
Weighted average common shares outstanding	29,728,997	30,545,599	30,617,736
Basic EPS	$ 0.03	$ (0.73)	$ 0.06
Diluted EPS Computation:			
Numerator:			
Reported net income (loss)	$ 993,344	$ (22,220,748)	$ 1,747,507
Denominator:			
Weighted average common shares outstanding	29,728,997	30,545,599	30,617,736
Incremental shares from assumed exercise of			
warrants	--	--	--
convertible debentures	--	--	--
options	5,294	215	--
Total shares	29,734,291	30,545,814	30,617,736
Diluted EPS	$ 0.03	$ (0.73)	$ 0.06

The following potentially dilutive securities were not included in the computation of income (loss) per share, because to do so would have been anti-dilutive:

	2005	2006	2007
Options	6,727,756	7,673,444	8,214,209
Warrants	2,361,732	5,931,732	5,931,732
Convertible debentures	3,456,313	--	--
Total	12,545,801	13,605,176	14,145,941

Dividends

We did not declare or pay any cash dividends in 2005, 2006 or 2007. We intend to retain any future earnings for use in our business and, therefore, do not anticipate declaring or paying any cash dividends in the foreseeable future. The declaration and payment of any cash dividends in the future will depend upon our earnings, financial condition, capital needs and other factors deemed relevant by the Board of Directors. In addition, our credit agreements prohibit the payment of dividends during the term of the agreements.

Foreign Currency Translation

Assets and liabilities of our Hong Kong subsidiaries are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The functional currency in which we transact business in Hong Kong is the Hong Kong dollar.

Transaction gains or losses, other than inter-company debt deemed to be of a long-term nature, are included in net income (loss) in the period in which they occur. Foreign currency gains and losses resulting from translation of assets and liabilities related to our Hong Kong subsidiaries were insignificant in 2006 and 2007.

Fair Value of Financial Instruments

The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts that we could realize in a current market exchange. The carrying amounts of cash and cash equivalents, receivables, inventory, prepaid expenses, accounts payable and accrued expenses approximate fair values. The carrying amounts of our variable rate borrowings under the various short-term borrowings and long-term debt arrangements approximate fair value.

Concentration of Credit Risk

Financial instruments, which potentially expose us to concentration of credit risk, consist primarily of cash equivalents, trade accounts receivable, related party receivables and amounts due from factor.

Our products are primarily sold to mass merchandisers and specialty retail stores. These customers can be significantly affected by changes in economic, competitive or other factors. We make substantial sales to a relatively few, large customers. In order to minimize the risk of loss, we assign certain of our domestic accounts receivable to a factor without recourse or require letters of credit from our customers prior to the shipment of goods. For non-factored receivables, account-monitoring procedures are utilized to minimize the risk of loss. Collateral is generally not required. At December 31, 2006 and 2007, approximately 23% and 31%, respectively of accounts receivable were due from two customers. The following table presents the percentage of net sales concentrated with certain customers.

	Percentage of Net Sales		
Customer	**2005**	**2006**	**2007**
Macy's Merchandising Group	13.4	18.9	21.1
New York & Co.	8.6	4.5	12.5
Chico's	8.3	8.5	11.3
Kohl's	13.5	14.1	8.5
Mervyn's	11.2	11.9	8.3
Wal-Mart	11.1	4.5	3.5

We maintain demand deposits with several major banks. At times, cash balances may be in excess of Federal Deposit Insurance Corporation or equivalent foreign insurance limits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates used by us in preparation of the financial statements include allowance for returns, discounts and bad debts, inventory, notes receivable – related parties reserve, valuation of long-lived and intangible assets and goodwill, accrued expenses, income taxes, stock options valuation, contingencies and litigation. Actual results could differ from those estimates.

Impact of Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are required to adopt the provision of SFAS No. 157, as applicable, beginning in fiscal year 2008. We are currently assessing the impact of SFAS No. 157 on our results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106 and 132(R)". SFAS No. 158 requires us to (a) recognize a plan's funded status in the statement of financial position, (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year and (c) recognize changes in the funded status of a defined postretirement plan in the year in which the changes occur through other comprehensive income. SFAS No. 158 was effective for fiscal years ending after December 15, 2006. The adoption of SFAS No. 158 did not have a material impact on our results of operations and financial condition.

In September 2006, the SEC issued SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements", to address diversity in practice in quantifying financial statement misstatements. SAB No. 108 requires the quantification of misstatements based on their impact on both the balance sheet and the income statement to determine materiality. The guidance provides for a one-time cumulative effect adjustment to correct for misstatements that were not deemed material under a company's prior approach but are material under the SAB No. 108 approach. SAB No. 108 was effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on our results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Liabilities- Including an amendment of FASB Statement No. 115". SFAS No. 159 permits entities to choose to measure certain financial assets and liabilities at fair value (the "fair value option"). Unrealized gains and losses, arising subsequent to adoption, are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of SFAS No. 159 on our results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations". The objective of SFAS No. 141(R) is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. We are currently assessing the impact of SFAS No. 141(R) on our results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No.51". The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way – as an entity in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. We are currently assessing the impact of SFAS No. 160 on our results of operations and financial condition.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. Equity method investment of $1.4 million has been reclassified to goodwill in fiscal 2006 to conform to the fiscal 2007 presentation.

2. Accounts Receivable

Accounts receivable consists of the following:

	December 31,	
	2006	2007
U.S. trade accounts receivable	$ 2,975,840	$ 4,277,218
Foreign trade accounts receivable	16,986,357	6,809,971
Factored accounts receivable	29,697,935	25,294,525
Other receivables	496,253	217,681
Allowance for returns, discounts and bad debts	(2,076,858)	(1,977,276)
	$ 48,079,527	$ 34,622,119

At December 31, 2007, substantially all trade receivables, irrespective of their debt ratings, were factored under our credit facility with GMAC and GMAC advances up to 90% of the invoice value to us immediately upon the submission of invoices. See Note 9 of "Notes to Consolidated Financial Statements."

3. Inventory

Inventory consists of the following:

	December 31,	
	2006	2007
Raw materials – fabric and trim accessories	$ 3,271,610	$ 558,996
Work-in-process	--	5,040
Finished goods shipments-in-transit	7,331,422	7,023,981
Finished goods	7,171,071	5,552,581
	$ 17,774,103	$ 13,140,598

4. Property and Equipment

Property and equipment consists of the following:

	December 31,	
	2006	2007
Land	$ 85,000	$ 85,000
Buildings	819,372	819,372
Equipment	4,621,339	3,820,098
Furniture and fixtures	2,197,648	1,801,508
Leasehold improvements	2,727,243	2,932,366
Vehicles	333,311	384,661
	10,783,913	9,843,005
Less accumulated depreciation and amortization	(9,369,559)	(8,311,683)
	$ 1,414,354	$ 1,531,322

Depreciation expense, including amortization of assets recorded under capital leases, totaled $727,000, $455,000 and $415,000 for the years ended December 31, 2005, 2006 and 2007, respectively.

5. Notes Receivable – Related Party Reserve

In connection with the sale in 2004 of our assets and real property in Mexico, the purchasers of the Mexico assets, Solticio, S.A. de C.V. ("Solticio"), and Acabados y Cortes Textiles, S.A. de C.V. ("Acotex"), issued us unsecured promissory notes of $3,910,000 that matured on November 30, 2007 and secured promissory notes of $40,204,000 with payments due on December 31, 2005 and every year thereafter until December 31, 2014. The secured notes were secured by the real and personal property in Mexico that we sold to the purchasers. As of September 30, 2006, the outstanding balance of the notes and interest receivables was $41.1 million prior to the reserve. Historically, we had placed orders for purchases of fabric from the purchasers pursuant to the purchase commitment agreement we entered into at the time of the sale of the Mexico assets, and we had satisfied our payment obligations for the fabric by offsetting the amounts payable against the amounts due to us under the notes. However, during the third quarter of 2006, the purchasers ceased providing fabric and were not making payments under the notes. We further evaluated the recoverability of the notes receivable and recorded a loss on the notes receivable in the third quarter of 2006 in an amount equal to the outstanding balance less the value of the underlying assets securing the notes. The loss was estimated to be approximately $27.1 million, resulting in a net notes receivable balance at September 30, 2006 of approximately $14 million. We believe there was no significant change subsequently on the value of the underlying assets securing the notes; therefore, we did not have additional reserve after the third quarter of 2006.

On March 21, 2007, our wholly-owned subsidiary, Tarrant Luxembourg S.a.r.l., entered into a letter agreement with Solticio, Inmobiliaria Cuadros, S.A. de C.V. ("Inmobiliaria"), and Acotex, (Acotex and together with Solticio and Inmobiliaria, the "Sellers"), and Tavex Algodonera, S.A. ("Tavex"), which was subsequently amended. Pursuant to the agreement, as amended, Tavex had the right and option (but not an obligation), at any time on or prior to September 1, 2007, to pay to Tarrant Luxembourg an aggregate of U.S. $17.75 million in cash, whereupon, among other things, Tarrant Luxembourg would terminate the Solticio and Acotex promissory notes described above and release the Sellers from any further obligations thereunder, and terminate and release all liens on the collateral securing those notes.

On August 21, 2007, we received a payment of $17.75 million from Tavex upon the exercise by Tavex of its option in accordance with the agreement among the parties. In return for the Tavex's payment of $17.75 million, we have taken the following actions in accordance with the terms of the agreement:

- Tarrant Luxembourg terminated the Solticio and Acotex promissory notes described above and released the Sellers from any further obligations thereunder, and terminated and released all liens on the collateral securing those notes;

- Tarrant Luxembourg and the Sellers terminated all other executory obligations among the parties, including any obligation of ours to purchase fabric from Solticio and Acotex; and

- Tarrant Luxembourg agreed to purchase from Tavex at least U.S. $1.25 million of fabric prior to the end of 2007, and Tarrant Luxembourg agreed to deliver an irrevocable letter of credit for the full purchase price.

Upon closing of the transaction and receiving the payment of $17.75 million, we recorded a gain of $3.75 million on our consolidated statements of operations as other income in the third quarter of 2007. We placed a fabric order with Tavex on August 21, 2007 for $1.25 million pursuant to the agreement. At December 31, 2007, the irrevocable letter of credit expired and we did not have any further commitment to purchase fabric from Tavex.

6. Equity Method Investment – American Rag

In 2003, we acquired a 45% equity interest in the owner of the trademark "American Rag Cie" and the operator of American Rag retail stores for $1.4 million, and our subsidiary, Private Brands, Inc., acquired a license to certain exclusive rights to this trademark. We have guaranteed the payment to the licensor of minimum royalties of $10.4 million over the initial 10-year term of the agreement. The guaranteed annual minimum royalty is payable in advance in monthly installments during the term of the agreement. The royalty owed to the licensor in excess of the guaranteed minimum, if any, is payable no later than 30 days after the end of the preceding full quarter with the amount for last quarter adjusted based on actual royalties owed for the year. If a portion of the guaranteed minimum royalty is determined not to be recoverable, the unrecoverable portion is charged to expense at that time. The guaranteed annual minimum royalty for 2007 is $760,000. At December 31, 2007, the total commitment on royalties remaining on the term was $7.6 million. Private Brands also entered into a multi-year exclusive distribution agreement with Macy's Merchandising Group, LLC, the sourcing arm of Federated Department Stores, to supply Macy's Merchandising Group with American Rag Cie, a casual sportswear collection for juniors and young men. Under this arrangement, Private Brands designs and manufactures American Rag apparel, which is distributed by Macy's Merchandising Group exclusively to Federated stores across the country. Beginning in August 2003, the American Rag collection was available in select Macy's locations and is currently available in approximately 600 Macy's stores nationally. The investment in American Rag Cie, LLC totaling $789,000 and $945,000 at December 31, 2006 and 2007, respectively, is accounted for under the equity method and included in equity method investment on the accompanying consolidated balance sheets. In 2007, we re-classed $1,362,160 from equity method investment to goodwill to rectify the goodwill portion arrived from the excess of the initial investment over our 45% share of the net assets of American Rag. Income from the equity method investment is recorded in the United States geographical segment. The change in investment in American Rag for 2006 and 2007 is as follows:

Balance as of December 31, 2005	$ 2,138,865
Reclassification to goodwill	(1,362,160)
Share of income	79,696
Distribution	(67,500)
Balance as of December 31, 2006	$ 788,901
Share of income	156,441
Balance as of December 31, 2007	$ 945,342

We hold a 45% member interest in American Rag Cie, LLC. The remaining 55% belongs to an unrelated third party entity who contributed the American Rag trademark and other assets and liabilities relating to two retail stores operating under the name of "American Rag". Royalty incomes paid by us to American Rag is classified as its other income and is ancillary to its primary operations. Reported revenues from the retail business in fiscal 2005, 2006 and 2007 were approximately $10 million, $10 million and $11 million, respectively. Royalty income paid to American Rag in 2005, 2006 and 2007 were $575,000, $1.1 million and $1.7 million, respectively.

We have determined that we are not the primary beneficiary of American Rag Cie, LLC under FIN 46. There is no guaranteed return on our investment. American Rag Cie, LLC has sufficient equity to finance its activities without any financial support from us. We are not involved in its day to day management decisions and it is effectively controlled by its Chief Executive Officer who is also the majority shareholder of the 55% owners. In June 2006, we signed a guarantee of certain liabilities of American Rag Cie, LLC to California United Bank to the aggregate amount equal at all times to the lesser of (A) 45% of the aggregate amount of the outstanding liabilities or (B) $675,000, which guarantee was re-affirmed in September 2007. Upon execution of the guarantee, we re-evaluated our investment under the provisions of FIN 46 and concluded that consolidation under FIN 46 is still not appropriate. Our variable interest will not absorb a majority of the VIE's expected losses. We record our proportionate share of income and losses but are not obligated nor do we intend to absorb losses beyond our 45% investment interest. Additionally, we do not expect to receive the entity's expected residual returns, other than their 45% ownership interest.

We are currently involved in litigation with American Rag Cie, LLC and American Rag Cie II with respect to our license rights to the American Rag Cie trademark. See Note 21 of these "Notes to Consolidated Financial Statements".

7. Other Assets and Write off of Acquisition Expenses

The Buffalo Group

On December 6, 2006, we entered into a definitive stock and asset purchase agreement (the "Purchase Agreement") to acquire certain assets and entities comprising The Buffalo Group. The Buffalo Group designs, imports and sells contemporary branded apparel and accessories, primarily in Canada and the United States.

Pursuant to the Purchase Agreement, we and our subsidiaries agreed to acquire (1) all the outstanding capital stock of four principal operating subsidiaries of The Buffalo Group – Buffalo Inc., 3163946 Canada Inc., 3681441 Canada Inc. and Buffalo Corporation, and (2) certain assets, consisting primarily of intellectual property rights and licenses, from The Buffalo Trust, for a total aggregate purchase price of up to approximately $120 million. At signing of the Purchase Agreement, we delivered $5.0 million to the sellers as a deposit against the purchase price payable under the agreement.

On April 19, 2007, we entered into a Mutual Termination and Release Agreement with The Buffalo Group, pursuant to which we and the other parties to the Purchase Agreement mutually agreed to terminate the Purchase Agreement. The parties determined that it was in the mutual best interest of each party to terminate the proposed agreement. Under the terms of the Mutual Termination and Release Agreement, Buffalo agreed to return to us $4,750,000 of the $5,000,000 deposit previously provided by us to The Buffalo Group pursuant to the Purchase Agreement, and the parties have released each other from any claims arising under or related to the Purchase Agreement. The $5.0 million deposit was previously recorded in other assets in consolidated balance sheets. We received $4,750,000 in April 2007. The remaining portion of the deposit of $250,000 and other due diligence fees incurred in the acquisition process were recorded as terminated acquisition expenses in the consolidated statements of operations in the first quarter of 2007.

8. Impairment of Assets

Impairment of Goodwill

Goodwill on the accompanying consolidated balance sheets represents the "excess of costs over fair value of net assets acquired in previous business combination". SFAS No. 142, "Goodwill and Other Intangible Assets," requires that goodwill and other intangibles be tested for impairment using a two-step process. The first step is to determine the fair value of the reporting unit, which may be calculated using a discounted cash flow methodology, and compare this value to its carrying value. If the fair value exceeds the carrying value, no further work is required and no impairment loss would be recognized. The second step is an allocation of the fair value of the reporting unit to all of the reporting unit's assets and liabilities under a hypothetical purchase price allocation.

The following table displays the change in the gross carrying amount of goodwill by reporting units for the years ended December 31, 2006 and 2007. The reporting units below are one level below the reportable segments included in Note 18, "Operations by Geographic Areas". The reporting units FR TCL – Chazzz & MGI Division and Private Brands – American Rag Division were included within the United States geographical segment of Note 18 of the "Notes to the Consolidated Financial Statements."

	Reporting Units	
	FR TCL – Chazzz & MGI Division	Private Brands – American Rag Division
Balance as of January 1, 2006............	$8,582,845	$1,362,160
Activities for the year........................	0	0
Balance as of December 31, 2006........	$8,582,845	$1,362,160
Activities for the year.....................	0	0
Balance as of December 31, 2007........	$8,582,845	$1,362,160

9. Debt

Debt consists of the following:

	December 31,	
	2006	2007
Short-term bank borrowings:		
Import trade bills payable - DBS Bank and Aurora Capital....	$ 5,844,887	$ 4,600,293
Bank direct acceptances - DBS Bank	3,368,054	1,222,998
Other Hong Kong credit facilities - DBS Bank	4,483,241	3,921,927
	$ 13,696,182	$ 9,745,218
Long-term obligations:		
Equipment financing	$ 38,148	$ 5,338
Credit facility - Guggenheim, net	11,212,724	--
Debt facility and factoring agreement – GMAC CF	19,553,755	2,997,793
	30,804,627	3,003,131
Less current portion...	(19,586,565)	(3,003,131)
	$ 11,218,062	$ --

Import Trade Bills Payable, Bank Direct Acceptances and Other Hong Kong Credit Facilities

In June 2006, our subsidiaries in Hong Kong, Tarrant Company Limited, Marble Limited and Trade Link Holdings Limited, entered into a new credit facility with DBS Bank (Hong Kong) Limited ("DBS"), which replaced our prior letter of credit facility for up to HKD 30 million (equivalent to US $3.9 million). Under this facility, we may arrange for letters of credit and acceptances. The maximum amount our Hong Kong subsidiaries may borrow under this facility at any time is US $25 million. The interest rate under the letter of credit facility is equal to the Standard Bills Rate quoted by DBS minus 0.5% if paid in Hong Kong Dollars, which the interest rate was 7.5% per annum at December 31, 2007, or the Standard Bills Rate quoted by DBS plus 0.5% if paid in any other currency, which the interest rate was 8.12% per annum at December 31, 2007. This is a demand facility and is secured by a security interest in all the assets of the Hong Kong subsidiaries, by a pledge of our office property where our Hong Kong office is located, which is owned by Gerard Guez and Todd Kay and by our guarantee. The DBS facility includes customary default provisions. In addition, we are subject to certain restrictive covenants, including that we maintain a specified tangible net worth, and a minimum level of EBITDA at December 31, 2006 and 2007, interest coverage ratio, leverage ratio and limitations on additional indebtedness. As of December 31, 2007, we were in violation with the EBITDA and tangible net worth covenants and a waiver was obtained on March 18, 2008. As of December 31, 2007, $8.6 million was outstanding under this facility. In addition, $11.3 million of open letters of credit was outstanding and $5.1 million was available for future borrowings as of December 31, 2007.

As of December 31, 2007, the total balance outstanding under the DBS Bank credit facilities was $8.6 million (classified above as follows: $3.5 million in import trade bills payable, $1.2 million in bank direct acceptances and $3.9 million in other Hong Kong credit facilities).

In September 2006, a tax loan for HKD 8.438 million (equivalent to US $1.1 million) was also made available by DBS to our Hong Kong subsidiaries and bore interest at the rate equal to the Hong Kong prime rate plus 1% and were subject to the same security. The interest rate was 8.75% per annum at October 31, 2007. We paid off this tax loan in October 2007. As of December 31, 2007, $0 was outstanding under this tax loan.

From time to time, we open letters of credit under an uncommitted line of credit from Aurora Capital Associates which issues these letters of credits out of Israeli Discount Bank. As of December 31, 2007, $1.2 million was outstanding under this facility (classified above under import trade bills payable) and $903,000 of letters of credit was open under this arrangement. We pay a commission fee of 2.25% on all letters of credits issued under this arrangement.

Equipment Financing

We had three equipment loans outstanding during 2007. One of these equipment loans bore interest at 15.8% payable in installments through 2007, which we paid off in December 2007. The second loan bore interest at 6.15% payable in installment through 2007, which we paid off in December 2007. The third loan bears interest at 4.75% payable in installment through 2008. As of December 31, 2007, $5,000 was outstanding under the remaining loan.

Debt Facility and Factoring Agreement – GMAC CF

On June 16, 2006, we expanded our previously existing credit facility with GMAC Commercial Finance Credit, LLC ("GMAC CF") by entering into a new Loan and Security Agreement and amending and restating our previously existing Factoring Agreement with GMAC CF. UPS Capital Corporation is also a lender under the Loan and Security Agreement. This is a revolving credit facility and has a term of 3 years. The amount we may borrow under this credit facility is determined by a percentage of eligible accounts receivable and inventory, up to a maximum of $55 million, and includes a letter of credit facility of up to $4 million. Interest on outstanding amounts under this credit facility is payable monthly and accrues at the rate of the "prime rate" plus 0.5%. Our obligations under the GMAC CF credit facility are secured by a lien on substantially all our domestic assets, including a first priority lien on our accounts receivable and inventory. This credit facility contains customary financial covenants, including covenants that we maintain minimum levels of EBITDA and interest coverage ratios and limitations on additional indebtedness. This facility includes customary default provisions, and all outstanding obligations may become immediately due and payable in the event of a default. The facility bore interest at 7.75% per annum at December 31, 2007. As of December 31, 2007, we were in violation with the EBITDA covenant and a waiver was obtained on March 25, 2008. A total of $3.0 million was outstanding with respect to receivables factored under the GMAC CF facility at December 31, 2007.

Credit Facility from Guggenheim Corporate Funding LLC and Warrants

On June 16, 2006, we entered into a Credit Agreement with certain lenders and Guggenheim Corporate Funding LLC ("Guggenheim"), as administrative agent and collateral agent for the lenders. This credit facility provided for borrowings of up to $65 million. This facility consisted of an initial term loan of up to $25 million, of which we borrowed $15.5 million at the initial funding, to be used to repay certain existing indebtedness and fund general operating and working capital needs. An additional term loan of up to $40 million would be available under this facility to finance acquisitions acceptable to Guggenheim. All amounts under the term loans became due and payable in December 2010. Interest under this facility was payable monthly, with the interest rate equal to the LIBOR rate plus an applicable margin based on our debt leverage ratio (as defined in the credit agreement). Our obligations under the Guggenheim credit facility were secured by a lien on substantially all of our assets and our domestic subsidiaries, including a pledge of the equity interests of our domestic subsidiaries and 65% of our Luxembourg subsidiary.

In connection with Guggenheim credit facility, on June 16, 2006, we issued the lenders under this facility warrants to purchase up to an aggregate of 3,857,143 shares of our common stock. These warrants have a term of 10 years. These warrants are exercisable at a price of $1.88 per share with respect to 20% of the shares, $2.00 per share with respect to 20% of the shares, $3.00 per share with respect to 20% of the shares, $3.75 per share with respect to 20% of the shares and $4.50 per share with respect to 20% of the shares. The exercise prices are subject to adjustment for certain dilutive issuances pursuant to the terms of the warrants. These warrants are exercisable for 3,500,000 shares, and the remaining 357,143 shares of the warrants will not become exercisable because a specified portion of the initial term loan was not funded by the lenders. The warrants were evaluated under SFAS No. 133 and Emerging Issues Task Force ("EITF") No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" and determined to be a derivative instrument due to certain registration rights. As such, the warrants excluding the ones not exercisable were valued at $4.9 million using the Black-Scholes model with the following assumptions: risk-free interest rate of 5.1%; dividend yields of 0%; volatility factors of the expected market price of our common stock of 0.70; and contractual term of ten years. We also paid to Guggenheim 2.25% of the committed principal amount of the loans which was $563,000 on June 16, 2006. The $563,000 fee paid to Guggenheim was included in the deferred financing cost, and the value of the warrants to purchase 3.5 million shares of our common stock of $4.9 million was recorded as debt discount, both of them were amortized over the life of the loan. For the years ended December 31, 2006 and 2007, $654,000 and $906,000 was amortized, respectively.

Durham Capital Corporation ("Durham") acted as our advisor in connection with the Guggenheim credit facility. As compensation for its services, we agreed to pay Durham a cash fee in an amount equal to 1% of the committed principal amount of the loans under the Guggenheim credit facility. As a result, $250,000 was paid on June 16, 2006. In addition, we issued Durham a warrant to purchase 77,143 shares of our common stock. This warrant has a term of 10 years and is exercisable at a price of $1.88 per share, subject to adjustment for certain dilutive issuances. This warrant is exercisable for 70,000 shares, and the remaining 7,143 shares of this warrant will not become exercisable because a specified portion of the initial term loan was not funded by the lenders. The warrants were evaluated under SFAS No. 133 and EITF No. 00-19 and determined to be a derivative instrument due to certain registration rights. As such, the warrants excluding the ones not exercisable were valued at $105,000 using the Black-Scholes model with the following assumptions: risk-free interest rate of 5.1%; dividend yields of 0%; volatility factors of the expected market price of our common stock of 0.70; and contractual term of ten years. The $250,000 fee paid to Durham and the value of the warrants to purchase 70,000 shares of our common stock of $105,000 was included in the deferred financing cost, and was amortized over the life of the loan. For the years ended December 31, 2006 and 2007, $43,000 and S59,000 was amortized, respectively.

As of June 30, 2006, the warrants were being accounted for as a liability pursuant to the provisions of SFAS No. 133 and EITF No. 00-19. This was because we granted the warrant holders certain registration rights that were outside our control. In accordance with SFAS No. 133, the warrants were being valued at each reporting period. Changes in fair value were recorded as adjustment to fair value of derivative in the statements of operations. The outstanding warrants were fair valued on June 16, 2006, the date of the transaction, at $5.0 million and we, in accordance with SFAS No. 133, revaluated the warrants on June 30, 2006 at the closing stock price on June 30, 2006 to $5.2 million; as a result, an expense of $218,000 was recorded as an adjustment to fair value of derivative on our consolidated statements of operations. On August 11, 2006, the registration rights agreement relating to the warrants was amended to provide that if we were unable to file or have the registration statement declared effective by the required deadlines, we would be required to pay the warrant holders cash payments as partial liquidated damages each month until the registration statement was filed and/or declared effective. The liquidated damages payable by us to the warrant holders were limited to 20% of the purchase price of the shares underlying the warrants, which we determined to be a reasonable discount for restricted stock as compared to registered stock. As a result of amending the registration rights relating to the warrants on August 11, 2006, the warrants were reclassified from debt to equity in accordance with EITF No. 00-19 in the third quarter of 2006. The outstanding warrants were revaluated on August 11, 2006 at the closing stock price on August 11, 2006 to $4.5 million; as a result, income of $729,000 was recorded as an adjustment to fair value of derivative on our consolidated statements of operations. As such, a net gain of $511,000 was recognized in our statements of operations as an adjustment to fair value of derivative in 2006.

On September 26, 2007, we repaid in full the term loan of $15.5 million outstanding under the Guggenheim credit facility. Upon paying off the loan, the unamortized loan fee paid to Guggenheim of $401,000 and the unamortized value of the warrants to purchase 3.5 million shares of our common stock of $3.5 million was expensed. The unamortized loan fee paid to Durham of $178,000 and the unamortized value of the warrants to purchase 70,000 shares of our common stock of $75,000 was also expensed. Other unamortized expenses of $822,000 related to obtaining the loan were also expensed. All the above expenses amounted to $5.0 million were recorded on our consolidated statements of operations as other expense in the third quarter of 2007. On November 2, 2007, we executed a payoff letter with Guggenheim and the lenders, which released all liens held by Guggenheim and the lenders.

The credit facility with GMAC CF prohibits us from paying dividends or making other distributions on our common stock. In addition, GMAC CF prohibits our subsidiaries that are borrowers under the facility from paying dividends or other distributions to us, and the credit facility with DBS prohibits our Hong Kong subsidiaries from paying any dividends or making other distributions or advances to us.

Guarantees

In June 2006, we signed a guarantee of certain liabilities of American Rag Cie to California United Bank to the aggregate amount equal at all times to the lesser of (A) 45% of the aggregate amount of the outstanding liabilities or (B) $675,000, which guarantee was re-affirmed in September 2007.

10. Convertible Debentures and Warrants

On December 14, 2004, we completed a $10 million financing through the issuance of (i) 6% Secured Convertible Debentures ("Debentures") and (ii) warrants to purchase up to 1,250,000 shares of our common stock. Prior to maturity, the investors could convert the Debentures into shares of our common stock at a price of $2.00 per share. The warrants have a term of five years and an exercise price of $2.50 per share. The warrants were valued at $866,000 using the Black-Scholes model with the following assumptions: risk-free interest rate of 4%; dividend yields of 0%; volatility factors of the expected market price of our common stock of 0.55; and an expected life of four years. The Debentures bore interest at a rate of 6% per annum and had a term of three years. We could elect to pay interest on the Debentures in shares of our common stock if certain conditions were met, including a minimum market price and trading volume for our common stock. The Debentures contained customary events of default and permitted the holder thereof to accelerate the maturity if the full principal amount together with interest and other amounts owing upon the occurrence of such events of default. The Debentures were secured by a subordinated lien on certain of our accounts receivable and related assets. The closing market price of our common stock on the closing date of the financing was $1.96. The Debentures were thus valued at $8,996,000, resulting in an effective conversion price of $1.799 per share. The intrinsic value of the conversion option of $804,000 was being amortized over the life of the loan.

The placement agent in the financing, received compensation for its services in the amount of $620,000 in cash and issuance of five year warrants to purchase up to 200,000 shares of our common stock at an exercise price of $2.50 per share. The warrants to purchase 200,000 shares of our common stock were valued at $138,000 using the Black-Scholes model with the following assumptions: risk-free interest rate of 4%; dividend yields of 0%; volatility factors of the expected market price of our common stock of 0.55; and an expected life of four years. The financing cost paid to the placement agent of $620,000, and the value of the warrants to purchase 200,000 shares of our common stock of $138,000 were included in the deferred financing cost, net on our accompanying balance sheets and was amortized over the life of the loan.

In June 2005, holders of our Debentures converted an aggregate of $2.3 million of Debentures into 1,133,687 shares of our common stock. In August 2005, holders of our Debentures converted an aggregate of $820,000 of Debentures into 410,000 shares of our common stock. The Debentures were converted at the option of the holders at a price of $2.00 per share. Debt discount of $248,000 related to the intrinsic value of the conversion option of $804,000 was expensed upon the conversion. Of the $620,000 financing cost paid to the placement agent, $191,000 was expensed upon the conversion. The intrinsic value of the conversion option, and the value of the warrant amortized in 2006 was $237,000. Total deferred financing cost amortized in 2006 was $95,000. Total interest paid to the holders of the Debentures in 2006 was $198,000. On June 26, 2006, we paid off the remaining balance of the outstanding Debentures of $6.9 million plus all accrued and unpaid interest and a prepayment penalty of $171,000. As a result of the repayment, the Debentures were terminated effective June 26, 2006. Upon paying off the Debentures, debt discount of $278,000 related to the intrinsic value of the conversion option of $804,000 was expensed, and of the $620,000 financing cost paid to the placement agent, $214,000 was expensed. The remaining value of the warrants to holders of our Debentures of $433,000 and warrants to the placement agent of $69,000 was also expensed.

11. Derivatives and Other Financial Instruments

We use forward currency contracts to manage volatility associated with foreign currency purchases of materials in the normal course of business. During the year ended December 31, 2006, we entered into foreign currency forward contracts to hedge against the effect of exchange rate fluctuations on cash flows denominated in foreign currencies and certain inter-company financing transactions. This transaction is undesignated and as such an ineffective hedge. At December 31, 2006, we had one open foreign exchange forward which has a maturity of less than one year. Hedge ineffectiveness resulted in a loss of $196,000 in our consolidated statements of operations as of December 31, 2006. At December 31, 2007, we had no open foreign exchange forward contracts. Hedge ineffectiveness resulted in a gain of $196,000 in our consolidated statements of operations as of December 31, 2007.

12. Income Taxes

The provision (credit) for domestic and foreign income taxes is as follows:

	Year Ended December 31,		
	2005	2006	2007
Current:			
Federal	$ --	$ 6,968	$(1,666,729)
State	2,425	6,400	42,150
Foreign	1,091,442	202,677	621,780
	1,093,867	216,045	(1,002,799)
Deferred:			
Federal	--	--	--
State	--	--	--
Foreign	(166,686)	237,045	(38,211)
	(166,686)	237,045	(38,211)
Total	$ 927,181	$ 453,090	$(1,041,010)

The source of income (loss) before the provision (credit) for taxes and minority interest is as follows:

	Year Ended December 31,		
	2005	2006	2007
Federal	$ (4,406,638)	$ 1,415,652	$ 320,755
Foreign	6,402,404	(23,204,213)	391,925
Total	$ 1,995,766	$(21,788,561)	$ 712,680

Our effective tax rate differs from the statutory rate principally due to the following reasons: (1) a substantial valuation allowance has been provided for deferred tax assets as a result of the operating losses in the United States and Mexico, since recoverability of those assets has not been assessed as more likely than not; and (2) the earnings of our Hong Kong subsidiary are taxed at a rate of 17.5% versus the 35% U.S. federal rate. The impairment charge in Mexico did not result in a tax benefit due to an increase in the valuation allowance against the future tax benefit. We believe it is more likely than not that the tax benefit will not be realized based on our future business plans in Mexico.

A reconciliation of the statutory federal income tax provision (benefit) to the reported tax provision (credit) on income (loss) is as follows:

	Year Ended December 31,		
	2005	2006	2007
Income tax (benefit) based on federal statutory rate	$ 672,184	$(7,618,680)	$ 247,274
State income taxes, net of federal benefit	(246,978)	190,152	100,560
Effect of foreign income taxes	(1,316,085)	8,561,197	446,395
FIN48 adjustments	--	--	(1,676,729)
Increase in valuation allowance and other	1,818,060	(679,579)	(158,510)
Reported tax provision (credit)	$ 927,181	$ 453,090	$ (1,041,010)

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets (liabilities) are as follows:

	December 31,	
	2006	2007
Deferred tax assets:		
Provision for doubtful accounts and unissued credits	$ 501,546	$ 452,822
Provision for other reserves	1,808,092	2,242,256
Domestic and foreign loss carry forwards and foreign tax credits	13,867,841	11,984,024
Goodwill	4,240,274	3,671,620
Total deferred tax assets	20,417,753	18,350,722
Deferred tax liabilities:		
Other	--	--
	--	--
Valuation allowance for deferred tax assets	(20,294,146)	(18,188,904)
Net deferred tax assets (liabilities)	$ 123,607	$ 161,818

At December 31, 2007, we had $31.8 million of federal net operating loss carry forwards that will expire beginning in 2023. We also had foreign tax credits carry forwards totaling $815,000 that will expire beginning in 2010.

In January 2004, the IRS completed its examination of our Federal income tax returns for the years ended December 31, 1996 through 2001. The IRS had proposed adjustments to increase our income tax payable for these years under examination. In addition, in July 2004, the IRS initiated an examination of our Federal income tax return for the year ended December 31, 2002. In December 2007, we received a final assessment from the IRS of $7.4 million for the years ended December 31, 1996 through 2002, and in the first quarter of 2008 we entered into a final settlement agreement with the IRS. Under the settlement, which totals $13.9 million, including $6.5 million of interest, we agreed to pay the IRS $4 million in March 2008 and an additional $250,000 per month until repayment in full. The settlement with the IRS is within amounts accrued for as of December 31, 2007 in our financial statements, and we therefore do not anticipate the settlement to result in any additional charges to income other than interest on the outstanding balance. Due to the negotiated settlement, we reclassified the IRS and state tax liabilities from uncertain tax position to current payable on December 31, 2007.

We adopted the provisions of FIN 48 on January 1, 2007. The total unrecognized tax benefits as of January 1, 2007 were $8.9 million, excluding interest, penalties and related income tax benefits and would be recorded as a component of income tax expense if recognized. We recognize interest accrued related to unrecognized tax benefits and penalties as a component of income tax expense. As of January 1, 2007, the accrued interest and penalties were $8.0 million and $1.2 million, respectively, excluding any related income tax benefits. During 2007, we de-recognized a previous uncertain tax position through negotiations with the state tax jurisdiction. The negotiated settlement resulted in a decrease of $1.5 million in unrecognized tax benefits and $1.0 million in penalties. During 2007, we also de-recognized a previous uncertain tax position through settlement with the IRS. The negotiated settlement resulted in a decrease of $7.4 million in unrecognized tax benefits. After the above adjustments, there was no unrecognized tax benefit as of December 31, 2007. As of December 31, 2007, the accrued interest and penalties were $7.2 million and $142,000, respectively.

The reconciliation of our unrecognized tax benefits is as follow:

Balance at January 1, 2007	$8,902,660
Decrease related to negotiated settlement with the state tax jurisdiction	(1,520,162)
Decrease related to negotiated settlement with the IRS	(7,382,498)
Balance at December 31, 2007	$0

13. Commitments and Contingencies

We have entered into various non-cancelable operating lease agreements, principally for executive office, warehousing facilities and showrooms with unexpired terms in excess of one year. Certain of these leases provided for scheduled rent increases. We record rent expense on a straight-line basis over the term of the lease. The future minimum lease payments under these non-cancelable operating leases are as follows:

2008	$ 1,422,000
2009	1,301,000
2010	1,315,000
2011	1,061,000
2012	680,000
Thereafter	1,787,000
Total future minimum lease payments	$ 7,566,000

Included in the future minimum lease payments are, $40,000 payable to Lynx International Limited, a Hong Kong corporation that is owned by Messrs. Guez and Kay for leasing our office space and warehouse in Hong Kong, and $2,352,000 payable to GET a corporation which is owned by Messrs. Gerard Guez and Todd Kay for leasing the Los Angeles offices and warehouse. See Note 17 of the "Notes to Consolidated Financial Statements."

Several of the operating leases contain provisions for additional rent based upon increases in the operating costs, as defined, per the agreement. Total rent expense under the operating leases amounted to approximately $1.3 million, $1.9 million and $2.0 million for 2005, 2006 and 2007, respectively.

We entered into a new lease agreement in June 2005 for our showroom in New York through June 2015. This is currently the location used for the private brands sales, design and technical departments, which functions were moved from our Los Angeles executive office.

Our lease agreement in Mexico for our office and storage expired in March 2008.

On August 1, 2006, we entered into a lease agreement with GET for the Los Angeles offices and warehouse, which lease has a term of five years with an option to renew for an additional five year term. On February 1, 2007, we entered into a one year lease agreement with Lynx International Limited for our office space and warehouse in Hong Kong.

We had open letters of credit of $9.5 million, $4.6 million and $12.2 million as of December 31, 2005, 2006 and 2007, respectively.

We had two employment contracts dated January 1, 1998, and subsequently amended, with two executives providing for base compensation and other incentives. On April 1, 2004, we amended each of these contracts to extend the term through March 31, 2006, and to provide one contract for base salary per annum of $500,000 for the period from April 1, 2003 to March 31, 2006, and the other contract for base salary per annum of $50,000 from April 1, 2003 to March 31, 2006. Additionally, we agreed to pay each of these executives an annual bonus (the "Annual Bonus") for fiscal years ended December 31, 2003, 2004 and 2005 in an amount, if any, equal to ten percent (10%) of the amount by which our actual pre-tax income for such fiscal year exceeds the amount of projected pre-tax income set forth in our annual budget for the same fiscal year as approved by our Board of Directors. No bonuses were paid to these executives for the fiscal year ended December 31, 2005 and 2007. Bonus of $150,000 was paid to one of the executives in 2006.

In 2003, we acquired a 45% equity interest in the owner of the trademark "American Rag Cie" and the operator of American Rag retail stores for $1.4 million, and our subsidiary, Private Brands, Inc., acquired a license to certain exclusive rights to this trademark. We have guaranteed the payment to the licensor of minimum royalties of $10.4 million over the initial 10-year term of the agreement. At December 31, 2007, the total commitment on royalties remaining on the term was $7.6 million. We are currently involved in litigation with American Rag Cie, LLC and American Rag Cie II with respect to our license rights to the "American Rag Cie" trademark. See Note 21 of the "Notes to Consolidated Financial Statements."

On October 17, 2004, our subsidiary Private Brands, Inc entered into an agreement with J. S. Brand Management to design, manufacture and distribute Jessica Simpson branded jeans and casual apparel. This agreement has an initial three-year term, and provided we are in compliance with the terms of the agreement, is renewable for one additional two-year term. Minimum net sales are $20 million in year 1, $25 million in year 2 and $30 million in year 3. The agreement provides for payment of a sales royalty and advertising commitment at the rate of 8% and 3%, respectively, of net sales, for a total minimum payment obligation of $8.3 million over the initial term of the agreement. On July 19, 2005, Camuto Consulting Group replaced J.S. Brand Management as the master licensor. In December 2004, we advanced $2.2 million as payment for the first year's minimum royalties. We applied $1.1 million from the above advance against the royalty and marketing expenses in 2005 and $884,000 in the first three months of 2006. In March 2006, we had written off the capitalized balance of $192,000 and recognized a corresponding loss. The loss was classified as royalty expense on our consolidated statements of operations. In March 2006, we became involved in a dispute with the licensor of the Jessica Simpson brands over our continued rights to these brands, and we had been in litigation with the licensor. See Note 21 of the "Notes to Consolidated Financial Statements". The licensor refused to accept payments and maintained that the agreement had been terminated. There had been no sales of new products since the licensor started refusing to approve products for manufacture and sale. As a result of this litigation, in 2006 and in the first nine months of 2007, we did not accrue for the payments of minimum royalty, sales royalty and advertising commitment of $4.4 million pursuant to the agreement. In November 2007, we entered into a settlement agreement with the licensor, Jessica Simpson and related parties with respect to the litigation, pursuant to which the parties agreed to dismiss with prejudice all claims relating to these actions or the sublicense agreement. As a result, we are no longer required to make the guaranteed payments contemplated under the agreement.

On January 3, 2005, Private Brands, Inc, our wholly owned subsidiary, entered into a term sheet exclusive licensing agreement with Beyond Productions, LLC and Kids Headquarters to collaborate on the design, manufacturing and distribution of women's contemporary, large sizes and junior apparel bearing the brand name "House of Dereon", Couture, Kick and Soul. This agreement was a three-year contract, and providing compliance with all terms of the license, was renewable for one additional three-year term. The agreement also provided payment of royalty at the rate of 8% on net sales and 3% on net sales for marketing fund commitments. In the first quarter of 2005, we advanced $1.2 million as payment for the first year's minimum royalty and marketing fund commitment. We had applied $34,000 from the above advance against the royalty and marketing expenses in 2005. In March 2006, we agreed to terminate our agreement to design, market and sell House of Dereon by Tina Knowles branded apparel and we agreed to sell all remaining inventory to the licensor or its designee. As a result, we were no longer involved in the sales of this private brand. Prior to December 31, 2005, we had written off the capitalized balance of $1.2 million related to agreement and recognized a loss accordingly in 2005. The loss was classified as royalty expense on our consolidated statements of operations.

In July 2006, we terminated our License Agreements and the parent guaranty with Cynthia Rowley. In consideration of termination of the License Agreements, $400,000 was paid to Cynthia Rowley in July 2006.

In August 2004, we entered into an Agreement for Purchase of Assets with affiliates of Mr. Kamel Nacif; a shareholder at the time of the transaction, with agreement was amended in October 2004. Pursuant to the agreement, as amended, on November 30, 2004, we sold to the purchasers substantially all of our assets and real property in

Mexico, including the equipment and facilities we previously leased to Mr. Nacif's affiliates. Upon consummation of the sale, we entered into a purchase commitment agreement with the purchasers, pursuant to which we agreed to purchase annually over the ten-year term of the agreement, $5 million of fabric manufactured at our former facilities acquired by the purchasers at negotiated market prices. We purchased $6.4 million of fabric, of which $2.4 million was paid in cash and $4.0 million was offset against the notes receivable principal and accrued interest on the note receivable from the affiliates of Mr. Kamel Nacif in 2005. We did not purchase any fabric in 2006 and 2007. On August 21, 2007, we received a payment of $17.75 million from Tavex upon the exercise by Tavex of its option, and this fabric purchase commitment agreement was terminated. Instead, Tarrant Luxembourg agreed to purchase from Tavex at least U.S. $1.25 million of fabric prior to the end of 2007 and to deliver an irrevocable letter of credit for the full purchase price. We placed a fabric order with Tavex on August 21, 2007 for $1.25 million pursuant to the agreement. At December 31, 2007, the irrevocable letter of credit expired and we did not have any further commitment to purchase fabric from Tavex. See Note 17 of the "Notes to Consolidated Financial Statements."

On September 1, 2006, our subsidiary in Hong Kong, Tarrant Company Limited, entered into an agreement with Seven Licensing Company, LLC to be its buying agent to source and purchase apparel merchandise. Seven Licensing is beneficially owned by Gerard Guez.

We are involved from time to time in routine legal matters incidental to our business. In our opinion, resolution of such matters will not have a material effect on our financial position or results of operations.

14. Stock-Based Compensation

Our Employee Incentive Plan, formerly the 1995 Stock Option Plan (the "1995 Plan"), authorized the grant of both incentive and non-qualified stock options to our officers, employees, directors and consultants for shares of our common stock. As of December 31, 2007, there were outstanding options to purchase a total of 1,041,000 shares of common stock granted under the 1995 Plan. No further grants may be made under the 1995 Plan. On May 25, 2006, we adopted the Tarrant Apparel Group 2006 Stock Incentive Plan (the "2006 Plan"), which authorizes the issuance of up to 5,100,000 shares of our common stock pursuant to options or awards granted under the 2006 Plan. As of December 31, 2007, there were outstanding options to purchase a total of 1,773,000 shares of common stock, and 1,827,000 shares remained available for issuance pursuant to award granted under the 2006 Plan. The exercise price of options under the plan must be equal to 100% of fair market value of common stock on the date of grant. The 2006 Plan also permits other types of awards, including stock appreciation rights, restricted stock and other performance-based benefits.

On January 1, 2006, we adopted SFAS No. 123 (revised 2004), "Share-Based Payment," ("SFAS No. 123(R)") which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. SFAS No. 123(R) supersedes our previous accounting under Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 107 relating to SFAS No. 123(R). We have applied the provisions of SAB No. 107 in our adoption of SFAS No. 123(R).

We adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of our fiscal year 2006. Our financial statements as of and for the years ended December 31, 2006 and 2007 reflect the impact of SFAS No. 123(R). SFAS No. 123(R) requires companies to estimate the fair value of share-based payment awards to employees and directors on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our consolidated statements of operations. Prior to the adoption of SFAS No. 123(R), we accounted for stock-based payment awards to employees and directors using the intrinsic value method in accordance with APB No. 25 as allowed under SFAS No. 123, "Accounting for Stock-Based Compensation". Under the intrinsic value method, no stock-based compensation expense had been recognized in our consolidated statements of operations for awards to employees and directors because the exercise price of our stock options equaled the fair market value of the underlying stock at the date of grant. In accordance with the modified prospective transition method, our financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).

The following table illustrates the effect on net income and net income per share if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based payment awards granted under our stock option plans for the year ended December 31, 2005:

	2005
Net income as reported	$ 993,344
Add stock-based employee compensation charges reported in net income	$ 38,740
Pro forma compensation expense, net of tax	$ (4,298,193)
Pro forma net loss	$ (3,266,109)
Net income per share - Basic	$ 0.03
Add stock-based employee compensation charges reported in net income - Basic	$ 0.00
Pro forma compensation expense per share	$ (0.14)
Pro forma loss per share - Basic	$ (0.11)
Net income per share - Diluted	$ 0.03
Add stock-based employee compensation charges reported in net income - Diluted	$ 0.00
Pro forma compensation expense per share	$ (0.14)
Pro forma loss per share - Diluted	$ (0.11)

On September 23, 2005, the Board of Directors approved the acceleration of vesting of all our unvested stock options, including those not issued under the plan. In total, 1.7 million stock options with an average exercise price of $3.69 and an average remaining contractual life of 7.9 years were subject to this acceleration. The exercise prices and number of shares subject to the accelerated options were unchanged. The acceleration was effective as of September 23, 2005. Had the acceleration of these stock options not been undertaken, the future compensation expense we would recognize in the fiscal years of 2006, 2007, 2008 and 2009 would be $1.4 million, $810,000, $10,000 and $3,000, respectively. Our decision to accelerate the vesting of these stock options was based upon the accounting of this $2.2 million of compensation expense from disclosure-only in 2005 to being included in our statement of operations in 2006 to 2009 based on our anticipated adoption of SFAS No. 123(R) effective in January 2006. As a result, there were no stock options granted prior to, but not yet vested as of January 1, 2006.

A summary of our stock option activity and related information for the year ended December 31, 2005, 2006 and 2007 is as follows:

	Employees	
	Number of shares	Exercise Price
Options outstanding at December 31, 2004	8,331,962	$1.39-$45.50
Granted	42,000	$1.95-$3.68
Exercised	--	--
Forfeited	(1,573,300)	$1.95-$25.00
Expired	(67,612)	$4.50
Options outstanding at December 31, 2005	6,733,050	$1.39-$45.50
Granted	1,233,259	$1.84-$1.94
Exercised	--	--
Forfeited	(19,650)	$1.94-$33.13
Expired	(273,000)	$6.75-$7.38
Options outstanding at December 31, 2006	7,673,659	$1.39-$45.50
Granted	2,630,000	$1.13-$1.99
Exercised	(1,500,000)	$1.13
Forfeited	(87,450)	$1.63-$18.50
Expired	(502,000)	$1.13-$8.50
Options outstanding at December 31, 2007	8,214,209	$1.39-$45.50

We had no stock option outstanding to non-employees as of December 31, 2005, 2006 and 2007.

The following table summarizes information about stock options outstanding, expected to vest and exercisable at December 31, 2006 and 2007:

	Number of shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Intrinsic Value
As of December 31, 2006:				
Employees - Outstanding	7,673,659	$5.52	5.9	$0
Employees – Expected to vest	7,579,083	$5.57	5.9	$0
Employees - Exercisable	6,445,400	$6.22	5.3	$0
As of December 31, 2007:				
Employees - Outstanding	8,214,209	$5.28	5.2	$0
Employees – Expected to vest	8,078,438	$5.34	5.2	$0
Employees - Exercisable	6,748,015	$6.01	4.5	$0

The following table summarizes our non-vested options as of December 31, 2007 and changes during the year ended December 31, 2007.

Non-vested Options	Number of shares	Weighted Average Grant-Date Fair Value
Non-vested at January 1, 2007	1,228,259	$1.26
Granted	2,630,000	1.23
Vested	(2,307,065)	1.22
Forfeited	(85,000)	1.15
Non-vested at December 31, 2007	1,466,194	$1.28

The following table shows the fair value of each option granted to employees and directors estimated on the date of grant using the Black-Scholes model with the following weighted average assumptions used for grants in 2005, 2006 and 2007.

	Years Ended December 31,		
	2005	2006	2007
Expected dividend............	0.0%	0.0%	0.0%
Risk free interest rate.........	4%	5.075%	3.90% to 4.67%
Expected volatility............	55%	70%	70%
Expected term (in years)......	4	6.25	0.06 to 6.18

Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the consolidated statements of operations for the years of 2006 and 2007 consisted of compensation expense for the share-based payment awards granted subsequent to January 1, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). For stock-based payment awards issued to employees and directors, stock-based compensation is attributed to expense using the straight-line single option method, which is consistent with how the prior-period pro-formas were provided. As stock-based compensation expense recognized in the consolidated statements of operations for the years of 2006 and 2007 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures which we estimate to be 7.7%. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In our pro-forma information for the period fiscal 2005, we accounted for forfeitures as they occurred.

Our determination of fair value of share-based payment awards to employees and directors on the date of grant using the Black-Scholes model, which is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to our expected stock price volatility over the term of the awards. When valuing awards, we estimate its expected terms using the "safe harbor" provisions provided in SAB No. 107 and its volatility using historical data. We granted options to purchase 1,233,259 and 2,630,000 shares of common stock during 2006 and 2007, respectively. The options granted were fair valued in the aggregate at $1.6 million and $3.2 million or the weighted-average exercise price of $1.86 and $1.32 during 2006 and 2007, respectively. Stock-based compensation expense related to employees or director stock options recognized during 2006 and 2007 was $187,000 and $771,000, respectively. Basic and dilutive earnings per share for the year ended December 31, 2006 were decreased by $0.01 from $(0.72) to $(0.73) by the additional stock-based compensation recognized. Basic and dilutive earnings per share for the year ended December 31, 2007 were decreased by $0.02 from $0.08 to $0.06 by the additional stock-based compensation recognized.

The total intrinsic value of options exercised during 2006 and 2007 was $0 and $120,000, respectively. Cash received from stock options exercised during 2006 and 2007 was $0 and $1.7 million, respectively. The total fair value of shares vested during the years ended December 31, 2005, 2006 and 2007, were approximately $5.7 million, $0, and $2.8 million, respectively.

As of December 31, 2007, there was $1.4 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plans. That cost is expected to be recognized over the weighted-average period of 2.5 years.

When options are exercised, our policy is to issue previously un-issued shares of common stock to satisfy share option exercises. As of December 31, 2007, we had 68.0 million shares of un-issued shares of common stock.

15. Equity Transactions

In March 2005, in connection with a settlement of a dispute involving a former employee named Nicolas Nunez, we agreed to compensate Mr. Nunez in the total amount of $875,000. In April 2005, we issued 195,313 shares of our common stock (having a value of $375,000) to Mr. Nunez pursuant to the terms of an agreement and plan of reorganization and paid Mr. Nunez $500,000 in settlement of all remaining claims by Mr. Nunez against us. In connection with this settlement, in March 2006, we cancelled 10,000 shares of our common stock previously issued to him.

In June 2005, holders of our Debentures converted an aggregate of $2.3 million of Debentures into 1,133,687 shares of our common stock. In August 2005, holders of our Debentures converted an aggregate of $820,000 of Debentures into 410,000 shares of our common stock. See Note 10 of the "Notes to Consolidated Financial Statements."

On June 16, 2006, we entered into a Credit Agreement with certain lenders and Guggenheim, as administrative agent and collateral agent for the lenders. This credit facility provides for borrowings of up to $65 million. This facility consists of an initial term loan of up to $25 million, of which we borrowed $15.5 million at the initial funding. An additional term loan of up to $40 million will be available under this facility to finance acquisitions acceptable to Guggenheim. In connection with Guggenheim credit facility, on June 16, 2006, we issued the lenders under this facility warrants to purchase up to an aggregate of 3,857,143 shares of our common stock. 357,143 shares of the warrants will not become exercisable unless and until a specified portion of the initial term loan is actually funded by the lenders. Durham acted as our advisor in connection with the Guggenheim credit facility. As compensation for its services, we agreed to pay Durham a cash fee in an amount equal to 1% of the committed principal amount of the loans under the Guggenheim credit facility. In addition, we issued Durham a warrant to purchase 77,143 shares of our common stock. 7,143 shares of this warrant will not become exercisable unless and until a specified portion of the initial term loan is actually funded by the lenders. See Note 9 of the "Notes to Consolidated Financial Statements."

In November 2007, we granted an award to purchase 2 million shares of our common stock at $1.13 to one of our employees, which offer had to be accepted by the employee on or before December 15, 2007. The award was immediately vested and was granted under the 2006 Plan. On December 14, 2007, the employee exercised his right to purchase 1.5 million of the shares subject to the award at $1.13 for a total of $1.7 million.

We previously owned 50.1% of United Apparel Ventures, which was dissolved on February 27, 2007. Upon dissolution, we distributed $100,000 initial capital to the 49.9% minority interest owner.

In November 2003, our board of directors adopted a shareholders rights plan. Pursuant to the plan, we issued a dividend of one right for each share of our common stock held by shareholders of record as of the close of business on December 12, 2003. Each right initially entitled shareholders to purchase a fractional share of our Series B Preferred Stock for $25.00. However, the rights are not immediately exercisable and will become exercisable only upon the occurrence of certain events. Generally, if a person or group acquires, or announces a tender or exchange offer that would result in the acquisition of 15% or more of our common stock while the shareholder rights plan remains in place, then, unless the rights are redeemed by us for $0.001 per right, the rights will become exercisable, by all rights holders other than the acquiring person or group, for our shares or shares of the third party acquirer having a value of twice the right's then-current exercise price. The shareholder rights plan is designed to guard against partial tender offers and other coercive tactics to gain control of our company without offering a fair and adequate price and terms to all of our shareholders. The plan was not adopted in response to any efforts to acquire our company, and we are not aware of any such efforts.

Our credit agreement prohibits the payment of dividends during the term of the agreement.

16. Supplemental Schedule of Cash Flow Information

	Year Ended December 31,		
	2005	2006	2007
Cash paid for interest	$ 3,335,000	$ 4,246,000	$ 3,261,000
Cash paid for income taxes	$ 875,000	$ 1,153,000	$ 35,000

In March 2005, in connection with a settlement of a dispute involving a former employee named Nicolas Nunez, we agreed to compensate Mr. Nunez in the total amount of $875,000. In April 2005, we issued 195,313 shares of our common stock (having a value of $375,000) to Mr. Nunez pursuant to the terms of an agreement and plan of reorganization and paid Mr. Nunez $500,000 in settlement of all remaining claims by Mr. Nunez against us. In connection with this settlement, in March 2006, we cancelled 10,000 shares of our common stock previously issued to him.

In June 2005, holders of our Debentures converted an aggregate of $2.3 million of Debentures into 1,133,687 shares of our common stock. In August 2005, holders of our Debentures converted an aggregate of $820,000 of Debentures into 410,000 shares of our common stock. On June 26, 2006, we paid off the remaining balance of the outstanding Debentures of $6.9 million plus all accrued and unpaid interest and a prepayment penalty of $171,000. As a result of the repayment, the Debentures were terminated effective June 26, 2006. Upon paying off the Debentures, debt discount of $278,000 related to the intrinsic value of the conversion option of $804,000 was expensed, and of the $620,000 financing cost paid to the placement agent, $214,000 was expensed. The remaining value of the warrants to holders of our Debentures of $433,000 and warrants to the placement agent of $69,000 was also expensed. See Note 10 of the "Notes to Consolidated Financial Statements."

In 2005, we purchased $6.4 million of fabric from Acabados y Terminados, of which $2.4 million was paid in cash and $4.0 million was offset against the notes receivable principal and accrued interest on the note receivable from the affiliates of Mr. Kamel Nacif.

In 2006, we purchased $1.1 million of fabric from Azteca Production International, Inc. ("Azteca"), a corporation owned by the brothers of Gerard Guez, our Chairman and Interim Chief Executive Officer, of which $0.5 million was paid in cash and $0.6 million was offset against amount due from Azteca. In 2007, we purchased $499,000 of fabric from Azteca which was offset against amount due from Azteca.

On June 16, 2006, we entered into a Credit Agreement with certain lenders and Guggenheim, as administrative agent and collateral agent for the lenders. This credit facility provides for borrowings of up to $65 million. This facility consists of an initial term loan of up to $25 million, of which we borrowed $15.5 million at the initial funding. An additional term loan of up to $40 million will be available under this facility to finance acquisitions acceptable to Guggenheim. In connection with Guggenheim credit facility, on June 16, 2006, we issued the lenders under this facility warrants to purchase up to an aggregate of 3,857,143 shares of our common stock. 357,143 shares of the warrants will not become exercisable unless and until a specified portion of the initial term loan is actually funded by the lenders. Durham acted as our advisor in connection with the Guggenheim credit facility. As compensation for its services, we agreed to pay Durham a cash fee in an amount equal to 1% of the committed principal amount of the loans under the Guggenheim credit facility. In addition, we issued Durham a warrant to purchase 77,143 shares of our common stock. 7,143 shares of this warrant will not become exercisable unless and until a specified portion of the initial term loan is actually funded by the lenders. See Note 9 of the "Notes to Consolidated Financial Statements."

17. Related-Party Transactions

Related-party transactions, consisting primarily of purchases and sales of finished goods and raw materials, are as follows:

	Year Ended December 31,		
	2005	2006	2007
Sales to related parties	$ 88,000	$ 4,417,000	$19,430,000
Purchases from related parties	$ 6,987,000	$10,035,000	$10,914,000

As of December 31, 2006 and 2007, related party affiliates were indebted to us in the amounts of $10.0 million and $10.5 million, respectively. These include amounts due from Gerard Guez, our Chairman and Interim Chief Executive Officer, of $2.2 million and $1.9 million at December 31, 2006 and 2007, respectively, which have been shown as reductions to shareholders' equity in the accompanying financial statements.

From time to time in the past, we had advanced funds to Mr. Guez. These were net advances to Mr. Guez or payments paid on his behalf before the enactment of the Sarbanes-Oxley Act in 2002. The promissory note documenting these advances contains a provision that the entire amount together with accrued interest is immediately due and payable upon our written demand. The greatest outstanding balance of such advances to Mr. Guez during 2007 was approximately $2,151,000. At December 31, 2007, the entire balance due from Mr. Guez totaling $1.9 million was reflected as a reduction of shareholders' equity. All amounts due from Mr. Guez bore interest at the rate of 7.75% during the period. Total interest paid by Mr. Guez was $209,000, $171,000 and $158,000 for the years ended December 31, 2005, 2006 and 2007, respectively. Mr. Guez paid expenses on our behalf of approximately $397,000, $299,000 and $365,000 for the years ended December 31, 2005, 2006 and 2007, respectively, which amounts were applied to reduce accrued interest and principal on Mr. Guez's loan. These amounts included fuel and related expenses incurred by 477 Aviation, LLC, a company owned by Mr. Guez, when our executives used this company's aircraft for business purposes. Since the enactment of the Sarbanes-Oxley Act in 2002, no further personal loans (or amendments to existing loans) have been or will be made to our officers or directors.

On July 1, 2001, we formed an entity to jointly market, share certain risks and achieve economies of scale with Azteca Production International, Inc. ("Azteca"), called United Apparel Ventures, LLC ("UAV"). This entity was created to coordinate the production of apparel for a single customer of our branded business. Azteca is owned by the brothers of Gerard Guez. UAV made purchases from a related party in Mexico, an affiliate of Azteca. UAV was owned 50.1% by Tag Mex, Inc., our wholly owned subsidiary, and 49.9% by Azteca. Results of the operation of UAV had been consolidated into our results since July 2001 with the minority partner's share of gain and losses eliminated through the minority interest line in our financial statements until 2004. Due to the restructuring of our Mexico operations, we discontinued manufacturing for UAV customers in 2004. We had been consolidating 100% of the results of the operation of UAV into our results since 2005. UAV was dissolved on February 27, 2007. We purchased $135,000, $1.1 million and $499,000 of finished goods, fabric and service from Azteca and its affiliates for the years ended December 31, 2005, 2006 and 2007, respectively. Our total sales of fabric and service to Azteca in 2005, 2006 and 2007 were $88,000, $9,000 and $0, respectively. Based on the repayment history of Azteca and litigation Azteca is currently subject to, we estimated that our receivable of $3.4 million will take approximately three years for collection in full. We therefore made a $1.0 million reserve and then fair-valued the balance of this asset using our weighted average cost of capital as the discount rate and a term of three years as the discount period. Net amounts due from this related party as of December 31, 2006 and 2007 were $4.0 million and $1.5 million, respectively.

On September 1, 2006, our subsidiary in Hong Kong, Tarrant Company Limited, entered into an agreement with Seven Licensing Company, LLC ("Seven Licensing") to be its buying agent to source and purchase apparel merchandise. Seven Licensing is beneficially owned by Gerard Guez. Total sales to Seven Licensing for the years ended December 31, 2006 and 2007 were $4.4 million and $19.4 million, respectively. Net amounts due from this related party as of December 31, 2006 and 2007 were $3.5 million and $6.8 million, respectively.

We purchased $8.7 million and $10.4 million of finished goods from Star Source, LLC and AJG Inc. dba Astrologie for the years ended December 31, 2006 and 2007, respectively. Star Source, LLC and AJG Inc. dba Astrologie are beneficially owned by an adult son of one of our employees. As of December 31, 2007, we advanced $327,000 to Star Source, LLC for fabric purchase.

In August 2004, we entered into an Agreement for Purchase of Assets with affiliates of Mr. Kamel Nacif, a shareholder at the time of the transaction, which agreement was amended in October 2004. Pursuant to the agreement, as amended, on November 30, 2004, we sold to the purchasers substantially all of our assets and real property in Mexico, including the equipment and facilities we previously leased to Mr. Nacif's affiliates in October 2003, for an aggregate purchase price consisting of: a) $105,400 in cash and $3,910,000 by delivery of unsecured promissory notes bearing interest at 5.5% per annum; and b) $40,204,000, by delivery of secured promissory notes bearing interest at 4.5% per annum, with payments due on December 31, 2005 and every year thereafter until December 31, 2014. As of September 30, 2006, the outstanding balance of the notes and interest receivables were $41.1 million prior to the reserve. Historically, we had placed orders for purchases of fabric from the purchasers pursuant to the purchase commitment agreement we entered into at the time of the sale of the Mexico assets, and we had satisfied our payment obligations for the fabric by offsetting the amounts payable against the amounts due to us under the notes. However, during the third quarter of 2006, the purchasers ceased providing fabric and were not making payments under the notes. We further evaluated the recoverability of the notes receivable and recorded a loss on the notes receivable in the third quarter of 2006 in an amount equal to the outstanding balance less the value of the underlying assets securing the notes. The loss was estimated to be approximately $27.1 million, resulting in a notes receivable balance at September 30, 2006 of approximately $14 million. We believe there was no significant change subsequently on the value of the underlying assets securing the notes; therefore, we did not have additional reserve after the third quarter of 2006.

Upon consummation of the sale, we entered into a purchase commitment agreement with the purchasers, pursuant to which we agreed to purchase annually over the ten-year term of the agreement, $5 million of fabric manufactured at our former facilities acquired by the purchasers at negotiated market prices. We purchased $6.4 million of fabric, of which $2.4 million was paid in cash and $4.0 million was offset against the notes receivable principal and accrued interest on the note receivable from the affiliates of Mr. Kamel Nacif in 2005. We did not purchase any fabric in 2006 and 2007. Net amount due from Mr. Kamel Nacif and his affiliates as of December 31, 2006 and 2007 was $116,000 and $0, respectively.

On March 21, 2007, our wholly-owned subsidiary, Tarrant Luxembourg S.a.r.l., entered into a letter agreement with Solticio, Inmobiliaria Cuadros, S.A. de C.V. ("Inmobiliaria"), and Acotex, (Acotex and together with Solticio and Inmobiliaria, the "Sellers"), and Tavex Algodonera, S.A. ("Tavex"), which was subsequently amended. On August 21, 2007, we received a payment of $17.75 million from Tavex upon the exercise by Tavex of its option in accordance with the agreement among the parties. In return for the Tavex's payment of $17.75 million, we have taken the following actions in accordance with the terms of the agreement:

- Tarrant Luxembourg terminated the Solticio and Acotex promissory notes described above and released the Sellers from any further obligations thereunder, and terminated and released all liens on the collateral securing those notes;
- Tarrant Luxembourg and the Sellers terminated all other executory obligations among the parties, including any obligation of ours to purchase fabric from Soliticio and Acotex; and
- Tarrant Luxembourg agreed to purchase from Tavex at least U.S. $1.25 million of fabric prior to the end of 2007, and Tarrant Luxembourg agreed to deliver an irrevocable letter of credit for the full purchase price.

Upon closing of the transaction and receiving the payment of $17.75 million, we recorded a gain of $3.75 million on our consolidated statements of operations as other income in the third quarter of 2007. We placed a fabric order with Tavex on August 21, 2007 for $1.25 million pursuant to the agreement. At December 31, 2007, the irrevocable letter of credit expired and we did not have any further commitment to purchase fabric from Tavex.

We lease our executive offices and warehouse in Los Angeles, California from GET, a corporation which is owned by Gerard Guez, our Chairman and Interim Chief Executive Officer, and Todd Kay, our Vice Chairman. Additionally, we lease our office space and warehouse in Hong Kong from Lynx International Limited, a Hong Kong corporation that is owned by Messrs. Guez and Kay. Our lease for the Los Angeles offices and warehouse has a term of five years expiring in 2011, with an option to renew for an additional five year term. Our lease for the office space and warehouse in Hong Kong has expired and we are currently renting on a month to month basis. We paid $1.0 million, $1.1 million and $1.1 million, respectively, in 2005, 2006 and 2007 in rent for office and warehouse facilities at these locations. On May 1, 2006, we sublet a portion of our executive office in Los Angeles, California and our sales office in New York to Seven Licensing for a monthly payment of $25,000 on a month to month basis. Seven Licensing is beneficially owned by Gerard Guez. We received $200,000 and $300,000, respectively, in rental income from this sublease for the years ended December 31, 2006 and 2007.

At December 31, 2006 and 2007, we had various employees receivable totaling $250,000 and $220,000, respectively, included in due from related parties.

We believe the each of the transactions described above has been entered into on terms no less favorable to us than could have been obtained from unaffiliated third parties.

18. Operations by Geographic Areas

Our predominant business is the design, distribution and importation of private label and private brand casual apparel. Substantially all of our revenues are from the sales of apparel. We are organized into two geographic regions: the United States and Asia. We evaluate performance of each region based on profit or loss from operations before income taxes not including the cumulative effect of change in accounting principles. Information about our operations in the United States, Asia, Mexico and Luxembourg is presented below. Inter-company revenues and assets have been eliminated to arrive at the consolidated amounts.

	United States	Asia	Adjustments and Eliminations	Total
2005				
Sales	$ 213,366,000	$ 1,282,000	$ --	$ 214,648,000
Inter-company sales	--	135,531,000	(135,531,000)	--
Total revenue	$ 213,366,000	$ 136,813,000	$ (135,531,000)	$ 214,648,000
Income (loss) from operations	$ (1,446,000)	$ 5,071,000	$ --	$ 3,625,000
Interest income (1)	$ 2,079,000	$ 2,000	$ --	$ 2,081,000
Interest expense	$ 4,222,000	$ 403,000	$ --	$ 4,625,000
Provision for depreciation and amortization	$ 2,025,000	$ 102,000	$ --	$ 2,127,000
Capital expenditures	$ 335,000	$ 224,000	$ --	$ 559,000
Total assets	$ 136,904,000	$ 129,737,000	$ (115,399,000)	$ 151,242,000
2006				
Sales	$ 226,851,000	$ 5,551,000	$ --	$ 232,402,000
Inter-company sales	--	112,393,000	(112,393,000)	--
Total revenue	$ 226,851,000	$ 117,944,000	$ (112,393,000)	$ 232,402,000
Income (loss) from operations (2)	$ (21,210,000)	$ 4,005,000	$ --	$ (17,205,000)
Interest income (3)	$ 1,178,000	$ 3,000	$ --	$ 1,181,000
Interest expense	$ 5,848,000	$ 212,000	$ --	$ 6,060,000
Provision for depreciation and amortization	$ 2,872,000	$ 108,000	$ --	$ 2,980,000
Capital expenditures	$ 134,000	$ 75,000	$ --	$ 209,000
Total assets	$ 97,196,000	$ 119,531,000	$ (105,595,000)	$ 111,132,000
2007				
Sales	$ 223,028,000	$ 20,693,000	$ --	$ 243,721,000
Inter-company sales	--	117,064,000	(117,064,000)	--
Total revenue	$ 223,028,000	$ 137,757,000	$ (117,064,000)	$ 243,721,000
Income from operations (4)	$ 1,408,000	$ 3,784,000	$ --	$ 5,192,000
Interest income	$ 166,000	$ 3,000	$ --	$ 169,000
Interest expense	$ 3,935,000	$ 183,000	$ --	$ 4,118,000
Provision for depreciation and amortization	$ 1,812,000	$ 135,000	$ --	$ 1,947,000
Capital expenditures	$ 303,000	$ 250,000	$ --	$ 553,000
Total assets	$ 56,559,000	$ 116,566,000	$ (102,136,000)	$ 70,989,000

(1) Interest income in the U.S. included $1,856,000 interest earned from the notes receivable related to the sale of our fixed assets in Mexico of which notes were recorded in Luxembourg

(2) Income (loss) from operations in the U.S. included a loss of $27,156,000 recorded in Luxembourg; of which $27,137,000 related to loss on notes receivable – related parties.

(3) Interest income in the U.S. included $901,000 interest earned from the notes receivable related to the sale of our fixed assets in Mexico of which notes were recorded in Luxembourg.

(4) Income from operations in the U.S. included a loss of $1,477,000 recorded in Luxembourg; of which $1,458,000 related to loss on sales of fabric.

19. Employee Benefit Plans

Tarrant Hong Kong has adopted a defined contribution retirement benefits scheme -- the National Mutual Central Provident Fund Scheme (the "Provident Fund scheme") which has been approved under Section 87A of the Inland Revenue Ordinance of Hong Kong since 1992. This scheme has been registered as a Mandatory Provident Fund exempted Occupational Retirement Schemes Ordinance scheme under the Mandatory Provident Fund Schemes Ordinance. From August 1992, an employee, upon completion of one full year's service with Tarrant Hong Kong, is entitled to enroll in the Provident Fund scheme on voluntary basis. Since December 1, 2000, no new members have been allowed to enroll in this scheme. Monthly contributions are made based on 5% of the employees' basic salary. The employees having completed more than 3 years of service with Tarrant Hong Kong are entitled to the vested benefits according the vesting scale of the Provident Fund scheme.

Tarrant Hong Kong has adopted a Mandatory Provident Fund Scheme – AIA-JF Premium MPF Scheme under the Mandatory Provident Fund Schemes Ordinance, in which the employees who have joined Tarrant Hong Kong since December 1, 2000 are eligible to enroll. Monthly contributions are made based on 5% of the employees' relevant income. Costs of the plan charged to operations for 2005, 2006 and 2007 amounted to approximately $160,000, $178,000 and $188,000, respectively.

On July 1, 1994, we established a defined contribution retirement plan covering all of our U.S. employees whose period of service exceeds 12 months. Plan assets are monitored by a third-party investment manager and are segregated from those of ours. Participants may contribute from 1% to 15% of their pre-tax compensation up to effective limitations specified by the Internal Revenue Service. Our contributions to the plan are based on a 50% (100% effective July 1, 1995) matching of participants' contributions, not to exceed 6% (5% effective July 1, 1995) of the participants' annual compensation. In addition, we may also make a discretionary annual contribution to the plan. Costs of the plan charged to operations for 2005, 2006 and 2007 amounted to approximately $199,000, $251,000 and $294,000, respectively.

20. Other Income and Expense

Other income and expense consists of the following:

	Year Ended December 31,		
	2005	2006	2007
Rental income	$ 193,000	$ 298,000	$ 300,000
Gain on sale of fixed assets	124,000	--	--
Gain on notes receivable–related parties.	--	--	3,750,000
Other items	37,000	38,000	44,000
Total other income	$ 354,000	$ 336,000	$ 4,094,000
Loss on sale of fixed assets	--	36,000	25,000
Termination of license agreement	--	400,000	--
Write-off of deferred financing cost and debt discount	--	--	4,951,000
Other items	1,000	--	1,000
Total other expense	$ 1,000	$ 436,000	$ 4,977,000

21. Legal Proceedings

1. American Rag Cie, LLC & American Rag Cie II, Inc.

On February 1, 2008, Tarrant Apparel Group and our wholly-owned subsidiary, Private Brands, Inc., filed and served a cross-complaint against American Rag Cie, LLC (the "LLC") and American Rag Cie II ("ARC II") in the, in the action *American Rag CIE v. Private Brands, Inc.*, Superior Court of the State of California, County of Los

Angeles, Central District, Case No. BC 384428. The original action had been filed on January 28, 2008 against Private Brands by the LLC. The LLC owns the trademark "American Rag Cie", which mark has been licensed to Private Brands on an exclusive basis throughout the world except for Japan and pursuant to which Private Brands sells American Rag Cie branded apparel to Macy's Merchandising Group and has sub-licensed to Macy's Merchandising Group the right to manufacture certain categories of American Rag Cie branded apparel in the United States. The LLC is owned 55% by ARC II and 45% by Tarrant Apparel Group. In the original complaint the LLC seeks a declaratory judgment that we have breached the license agreement and that the license agreement has been properly terminated. Our cross-complaint counters this claim, and seeks a declaration that the license agreement is valid and continues to be in effect. Additionally, the cross-complaint seeks relief on a number of causes of action, including breach of the license agreement, a declaration by the Court imposing a reasonable term into the agreement for sublicensing royalties, dissolution of LLC, damages for breach of fiduciary duty, and an accounting of the monies diverted by defendants' actions. Based upon a clause in the LLC operating agreement, the causes of action asserted in the cross-complaint for breach of fiduciary duty and an accounting are subject to determination by a Judicial Referee, and the parties are currently in the process of selecting one. On March 3, 2008, we dismissed, without prejudice, our claim for dissolution of LLC after being notified that ARC II had elected to buy out our share in the LLC, a permitted defense to an action for dissolution. On March 19, 2008, the LLC and ARC II filed an amended complaint, in which they expanded their claims against us to include claims for breach of contract, fraud, and breach of fiduciary duty, and seeking further declaratory relief and compensatory and punitive damages. The action is in the early stages of discovery.

2. Jessica Simpson & Camuto Consulting Group

In April 2006, we commenced an action against the licensor of the Jessica Simpson brands (captioned *Tarrant Apparel Group v. Camuto Consulting Group, Inc., VCJS LLC, With You, Inc. and Jessica Simpson*) in the Supreme Court of the State of New York, County of New York. The suit named Camuto Consulting Group, Inc., VCJS LLC, With You, Inc. and Jessica Simpson as defendants, and asserted that the defendants failed to provide promised support in connection with our sublicense agreement for the Jessica Simpson brands, as well as fraud against Camuto Consulting. The complaint was amended to add Vincent Camuto as a defendant and included nine causes of action, including two seeking a declaration that the sublicense agreement was exclusive and remains in full force and effect, as well as claims for breach of contract, breach of the duty of good faith and fair dealing and fraudulent inducement against Camuto Consulting, a claim against Vincent Camuto individually for fraudulent inducement, and a claim against With You, Inc. and Ms. Simpson that we were an intended third party beneficiary of the license between those defendants and Camuto Consulting. On or about Camuto Consulting, VCJS and Vincent Camuto filed a counterclaim against us for breach of the sublicense agreement and alleged damages of no less than $100 million. With You, Inc. and Jessica Simpson also filed counterclaims against us alleging trademark infringement, unfair competition and business practices, violation of the right of privacy and other claims, and seeking injunctive relief and damages in an amount to be determined but no less than $100 million plus treble and punitive damages. By Order filed January 17, 2007, the Court granted the motion of With You, Inc. and Ms. Simpson to discontinue all of Ms. Simpson's counterclaims, and her personal counterclaims were dismissed with prejudice. In November 2007, we entered into a settlement agreement with Camuto Consulting Group, Inc., VCJS LLC, With You, Inc. and Jessica Simpson with respect to the litigation regarding our previous agreement to design, manufacture and distribute Jessica Simpson branded jeans and casual apparel. Pursuant to the settlement agreement, the parties agreed to dismiss with prejudice all claims relating to these actions or the sublicense agreement and we received a payment of $3 million.

3. Bazak International Corporation

Shortly before May 2004, Bazak International Corp. commenced an action against us in the New York County Supreme Court claiming that we breached an oral contract to sell a quantity of close-out goods, as a consequence of which Bazak was damaged to the extent of $1.3 million. Bazak International Corp. claimed that our liability exists under a theory of breach of contract or unjust enrichment. A non-jury trial was held in the United States District Court for the Southern District of New York beginning on November 27, 2006 and ending on February 1, 2007. On June 12, 2007, the Court dismissed the case against us. We settled with Bazak International Corp. for $25,000.

From time to time, we are involved in various routine legal proceedings incidental to the conduct of our business. Our management does not believe that any of these legal proceedings will have a material adverse impact on our business, financial condition or results of operations, either due to the nature of the claims, or because our management believes that such claims should not exceed the limits of the our insurance coverage.

22. Quarterly Results of Operations (Unaudited)

	Quarter Ended			
	Mar. 31	Jun. 30	Sep. 30	Dec. 31
	(In thousands, except per share data)			
2006				
Total net sales	$ 61,261	$ 59,083	$ 54,645	$ 57,413
Gross profit	12,519	12,662	11,801	13,660
Operating income (loss)	1,646	2,609	(24,719)	3,259
Net income (loss)	$ 836	$ 611	$(25,352)	$ 1,684
Net income (loss) per common share:				
Basic	$ 0.03	$ 0.02	$ (0.83)	$ 0.05
Diluted	$ 0.03	$ 0.02	$ (0.83)	$ 0.05
Weighted average shares outstanding:				
Basic	30,551	30,544	30,544	30,544
Diluted	30,551	30,544	30,544	30,544
2007				
Total net sales	$ 56,107	$ 60,101	$ 70,203	$ 57,310
Gross profit	12,346	12,555	12,948	11,050
Operating income (loss)	63	2,529	2,661	(61)
Net income (loss)	$ (1,001)	$ 809	$ 1,615	$ 325
Net income (loss) per common share:				
Basic	$ (0.03)	$ 0.03	$ 0.05	$ 0.01
Diluted	$ (0.03)	$ 0.03	$ 0.05	$ 0.01
Weighted average shares outstanding:				
Basic	30,544	30,544	30,544	30,837
Diluted	30,544	30,544	30,544	30,837

23. Subsequent Events

On February 1, 2008, Tarrant Apparel Group and our wholly-owned subsidiary, Private Brands, Inc., filed and served a cross-complaint against American Rag Cie, LLC (the "LLC") and American Rag Cie II ("ARC II") in the, in the action *American Rag CIE v. Private Brands, Inc.*, Superior Court of the State of California, County of Los Angeles, Central District, Case No. BC 384428. The original action had been filed on January 28, 2008 against Private Brands by the LLC. The LLC owns the trademark "American Rag Cie", which mark has been licensed to Private Brands on an exclusive basis throughout the world except for Japan and pursuant to which Private Brands sells American Rag Cie branded apparel to Macy's Merchandising Group and has sub-licensed to Macy's Merchandising Group the right to manufacture certain categories of American Rag Cie branded apparel in the United States. The LLC is owned 55% by ARC II and 45% by Tarrant Apparel Group. In the original complaint the LLC seeks a declaratory judgment that we have breached the license agreement and that the license agreement has been properly terminated. Our cross-complaint counters this claim, and seeks a declaration that the license agreement is valid and continues to be in effect. Additionally, the cross-complaint seeks relief on a number of causes of action, including breach of the license agreement, a declaration by the Court imposing a reasonable term into the agreement for sublicensing royalties, dissolution of LLC, damages for breach of fiduciary duty, and an accounting of the monies diverted by defendants' actions. Based upon a clause in the LLC operating agreement, the causes of action asserted in the cross-complaint for breach of fiduciary duty and an accounting are subject to determination by a Judicial Referee, and the parties are currently in the process of selecting one. On March 3, 2008, we dismissed, without prejudice, our claim for dissolution of LLC after being notified that ARC II had elected to buy out our share in the LLC, a permitted defense to an action for dissolution. On March 19, 2008, the LLC and ARC II filed an amended complaint, in which they expanded their claims against us to include claims for breach of contract, fraud, and breach of fiduciary duty, and seeking further declaratory relief and compensatory and punitive damages. The action is in the early stages of discovery.

SCHEDULE II

TARRANT APPAREL GROUP

VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions	Balance at End of Year
For the year ended December 31, 2005					
Allowance for returns and discounts..	$ 1,063,321	$ 871,208	$ --	$ (949,268)	$ 985,261
Allowance for bad debt..........................	$ 1,374,544	$ 637,210	$ --	$ (45,265)	$ 1,966,489
Inventory reserve	$ 1,116,662	$ --	$ --	$ (1,032,836)	$ 83,826
For the year ended December 31, 2006					
Allowance for returns and discounts..	$ 985,261	$ 1,189,090	$ --	$ (896,734)	$ 1,277,617
Allowance for bad debt..........................	$ 1,966,489	$ 13,445	$ --	$ (1,180,693)	$ 799,241
Inventory reserve	$ 83,826	$ 375,000	$ --	$ (83,826)	$ 375,000
Notes receivable - related parties reserve	$ --	$ 27,137,297	$ --	$ --	$ 27,137,297
For the year ended December 31, 2007					
Allowance for returns and discounts..	$ 1,277,617	$ 527,838	$ --	$ (861,486)	$ 943,969
Allowance for bad debt..........................	$ 799,241	$ 243,561	$ --	$ (9,495)	$ 1,033,307
Inventory reserve	$ 375,000	$ 550,000	$ --	$ --	$ 925,000
Notes receivable - related parties reserve	$ 27,137,297	$ --	$ --	$(27,137,297)	$ --

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TARRANT APPAREL GROUP

By: /s/ Gerard Guez
Gerard Guez
Interim Chief Executive Officer

POWER OF ATTORNEY

The undersigned directors and officers of Tarrant Apparel Group do hereby constitute and appoint Gerard Guez and Patrick Chow, and each of them, with full power of substitution and resubstitution, as their true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorney and agent, may deem necessary or advisable to enable said corporation to comply with the Securities Exchange Act of 1934, as amended and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Annual Report on Form 10-K, including specifically but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto, and we do hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Gerard Guez Gerard Guez	Chairman of the Board of Directors and Interim Chief Executive Officer (Principal Executive Officer)	March 28, 2008
/s/ Todd Kay Todd Kay	Vice Chairman of the Board of Directors	March 28, 2008
/s/ Patrick Chow Patrick Chow	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	March 28, 2008
/s/ Milton Koffman Milton Koffman	Director	March 28, 2008
/s/ Stephane Farouze Stephane Farouze	Director	March 28, 2008
/s/ Mitchell Simbal Mitchell Simbal	Director	March 28, 2008
/s/ Joseph Mizrachi Joseph Mizrachi	Director	March 28, 2008
/s/ Simon Mani Simon Mani	Director	March 28, 2008

TARRANT APPAREL GROUP

EXHIBIT INDEX

Exhibit Number	Description
2.1+	Stock and Asset Purchase Agreement, dated December 6, 2006, among Tarrant Apparel Group, 4366883 Canada Inc., 3681441 Canada Inc., Buffalo Inc., 3163946 Canada Inc., Buffalo Corporation, Buffalo International Inc., 4183517 Canada Inc., 3975912 Canada Inc. and The Buffalo Trust. (Incorporated by reference to the Company's Current Report on Form 8-K filed on December 12, 2006.)
2.1.1	Amendment No. 1 to Stock and Asset Purchase Agreement, dated March 20, 2007, by and among Tarrant Apparel Group, 4366883 Canada Inc., 3681441 Canada Inc., Buffalo Inc., 3163946 Canada Inc., Buffalo Corporation, BFL Management Inc. in its capacity as the sole trustee of The Buffalo Trust and each stockholder of Target Companies. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.)
2.1.2	Mutual Termination and Release Agreement, dated April 19, 2007, by and among Tarrant Apparel Group, 4366883 Canada Inc., 3681441 Canada Inc., Buffalo Inc., 3163946 Canada Inc., Buffalo Corporation, BFL Management Inc. in its capacity as the sole trustee of The Buffalo Trust and each stockholder of Target Companies. (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on April 20, 2007.)
3.1	Restated Articles of Incorporation. (Incorporated by reference to the Company's Registration Statement on Form S-1 filed on May 4, 1995 (File No. 33-91874).)
3.1.1	Certificate of Amendment of Restated Articles of Incorporation. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ending June 30, 2002.)
3.1.2	Certificate of Amendment of Restated Articles of Incorporation. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ending June 30, 2002.)
3.1.3	Certificate of Amendment of Restated Articles of Incorporation. (Incorporated by reference to the Company's Current Report on Form 8-K dated December 4, 2003.)
3.2	Restated Bylaws. (Incorporated by reference to the Company's Registration Statement on Form S-1 filed on May 4, 1995 (File No. 33-91874).)
3.2.1	Amendment to Restated Bylaws of Tarrant Apparel Group, dated August 9, 2007. (Incorporated by reference to the Company's Current Report on Form 8-K filed on August 10, 2007.)
4.1	Specimen of Common Stock Certificate. (Incorporated by reference to Amendment No. 1 to Registration Statement on Form S-1 filed on July 15, 1995.)
4.2	Rights Agreement dated as of November 21, 2003, between Tarrant Apparel Group and Computershare Trust Company, as Rights Agent, including the Form of Rights Certificate and the Summary of Rights to Purchase Preferred Stock, attached thereto as Exhibits B and C, respectively. (Incorporated by reference to the Company's Current Report on Form 8-K dated November 12, 2003.)
4.3	Certificate of Determination of Preferences, Rights and Limitations of Series B Preferred Stock. (Incorporated by reference to the Company's Amendment to Current Report on Form 8-K/A, filed December 12, 2003.)

Exhibit Number	Description
10.1*	Tarrant Apparel Group Employee Incentive Plan. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ending June 30, 2004.)
10.2	Indemnification Agreement dated as of March 14, 1995, by and among Tarrant Apparel Group, Gerard Guez and Todd Kay. (Incorporated by reference to Amendment No. 1 to Registration Statement on Form S-1 filed on July 15, 1995.)
10.3	Form of Indemnification Agreement with directors and certain executive officers. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.)
10.4	Exclusive Distribution Agreement dated April 1, 2003, between Federated Merchandising Group, an unincorporated division of Federated Department Stores, and Private Brands, Inc. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ending March 31, 2003.)
10.4.1	Amendment No. 1 to Exclusive Distribution Agreement dated as of June 22, 2004, between Federated Merchandising Group, an unincorporated division of Federated Department Stores, and Private Brands, Inc. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ending June 30, 2004.)
10.4.2	Amendment No. 2 to Exclusive Distribution Agreement dated as of March 7, 2005, between Macy's Merchandising Group, LLC and Private Brands, Inc. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ending March 31, 2005.)
10.4.3	Trademark Sublicense Agreement dated as of March 3, 2005, between Macy's Merchandising Group, LLC and Private Brands, Inc. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ending March 31, 2005.)
10.5	Unconditional Guaranty of Performance dated April 1, 2003, by Tarrant Apparel Group. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ending March 31, 2003.)
10.6	Promissory Note dated May 31, 2003 made by Gerard Guez in favor of Tarrant Apparel Group. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ending June 30, 2003.)
10.7	Indemnification Agreement dated April 10, 2003 between Tarrant Apparel Group and Seven Licensing Company, LLC. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ending June 30, 2003.)
10.8	Common Stock Purchase Warrant dated October 17, 2003, by and between Tarrant Apparel Group and Sanders Morris Harris Inc. (Incorporated by reference to the Company's Current Report on Form 8-K dated October 16, 2003.)
10.9*	Employment Agreement, dated September 16, 2005, between Tarrant Company Limited and Henry Chu. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ending September 30, 2005.)
10.10	Common Stock Purchase Warrant dated January 26, 2004 between Tarrant Apparel Group and Sanders Morris Harris Inc. (Incorporated by reference to the Company's Current Report on Form 8-K dated January 23, 2004.)
10.11	Common Stock Purchase Warrant dated December 14, 2004 issued by Tarrant Apparel Group in favor of T.R. Winston & Company, LLC. (Incorporated by reference to the Company's Current Report on Form 8-K dated December 14, 2004.)

Exhibit Number	Description
10.12	Form of Common Stock Purchase Warrant. (Incorporated by reference to the Company's Current Report on Form 8-K dated December 14, 2004.)
10.13	Debenture, dated June 9, 2006, by and among Tarrant Company Limited, Trade Link Holdings Limited and Marble Limited and DBS Bank (Hong Kong) Limited. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ending June 30, 2006.)
10.14	Form of Guaranty and Indemnity of Tarrant Apparel Group in favor of DBS Bank (Hong Kong) Limited. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ending June 30, 2006.)
10.15	Loan and Security Agreement, dated June 16, 2006, by and among GMAC Commercial Finance LLC, the Lenders signatory thereto, Tarrant Apparel Group, Fashion Resource (TCL), Inc., Tag Mex, Inc., United Apparel Ventures, LLC, Private Brands, Inc., and NO! Jeans, Inc. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ending June 30, 2006.)
10.15.1	Consent and Amendment No. 1 to Agreements, dated February 22, 2007, by and among GMAC Commercial Finance LLC, the Lenders signatory thereto, Tarrant Apparel Group, Fashion Resource (TCL), Inc., Tag Mex, Inc., United Apparel Ventures, LLC, Private Brands, Inc., and NO! Jeans, Inc. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ending March 31, 2007.)
10.15.2	Amendment No. 2 to Loan and Security Agreement, dated May 9, 2007, by and among GMAC Commercial Finance LLC, the Lenders signatory thereto, Tarrant Apparel Group, Fashion Resource (TCL), Inc., Tag Mex, Inc., and Private Brands, Inc. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ending June 30, 2007.)
10.15.3	Amendment No. 3 to Loan and Security Agreement, dated November 2, 2007, by and among GMAC Commercial Finance LLC, the Lenders signatory thereto, Tarrant Apparel Group, Fashion Resource (TCL), Inc., Tag Mex, Inc., and Private Brands, Inc..
10.16	Amended and Restated Factoring Agreement, dated June 16, 2006, GMAC Commercial Finance LLC and Tarrant Apparel Group, Fashion Resource (TCL), Inc., Tag Mex, Inc., United Apparel Ventures, LLC, Private Brands, Inc., and NO! Jeans, Inc. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ending June 30, 2006.)
10.17	Credit Agreement, dated June 16, 2006, by and among Tarrant Apparel Group, Fashion Resource (TCL), Inc., Tag Mex, Inc., United Apparel Ventures, LLC, Private Brands, Inc. and NO! Jeans, Inc., the Guarantors a party thereto, the Lenders a party thereto and Guggenheim Corporate Funding, LLC. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ending June 30, 2006.)
10.17.1	Amendment No. 1 to Credit Agreement, dated July 5, 2006, by and among Tarrant Apparel Group, Fashion Resource (TCL), Inc., Tag Mex, Inc., United Apparel Ventures, LLC, Private Brands, Inc. and NO! Jeans, Inc., the Guarantors a party thereto, the Lenders a party thereto and Guggenheim Corporate Funding, LLC. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ending September 30, 2006.)
10.18	Security Agreement, dated June 16, 2006, by and among Tarrant Apparel Group, the other Credit Parties and Guggenheim Corporate Funding, LLC. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ending June 30, 2006.)
10.19	Pledge Agreement, dated June 16, 2006, by and among Tarrant Apparel Group, the other Pledgors party thereto and Guggenheim Corporate Funding, LLC. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ending June 30, 2006.)

Exhibit Number	Description
10.20	Warrants Purchase Agreement dated June 16, 2006, by and among Tarrant Apparel Group, Orpheus Holdings, LLC, North American Company for Life and Health Insurance, Midland National Life Insurance Company and Durham Capital Corporation. (Incorporated by reference to the Company's Registration Statement on Form S-3 filed on August 10, 2006.)
10.21	Registration Rights Agreement, dated as of June 16, 2006, by and among Tarrant Apparel Group, Orpheus Holdings, LLC, North American Company for Life and Health Insurance, Midland National Life Insurance Company and Durham Capital Corporation. (Incorporated by reference to the Company's Registration Statement on Form S-3 filed on August 10, 2006.)
10.22	Form of Warrants to Purchase Common Stock issued June 16, 2006. (Incorporated by reference to the Company's Registration Statement on Form S-3 filed on August 10, 2006.)
10.23	Warrant dated June 16, 2006, issued by the Registrant to Durham Capital Corporation. (Incorporated by reference to the Company's Registration Statement on Form S-3 filed on August 10, 2006.)
10.24*	Tarrant Apparel Group 2006 Stock Incentive Plan. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ending June 30, 2006.)
10.25	Commercial Lease, dated August 1, 2006, between Tarrant Apparel Group and GET. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ending June 30, 2006.)
10.26	Tenancy Agreement, dated February 1, 2007, between Tarrant Company Limited and Lynx International Limited. (Incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006.)
10.27	Letter Agreement, dated March 21, 2007, among Tarrant Luxembourg S.a.r.l., Solticio, S.A. de C.V., Inmobiliaria Cuadros, S.A. de C.V. , Acabados y Cortes Textiles, S.A. de. C.V., and Tavex Algodonera, S.A. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ending March 31, 2007.)
10.27.1	Amendment, dated July 19, 2007, to Letter Agreement dated March 21, 2007, among Tarrant Luxembourg S.a.r.l., Solticio, S.A. de C.V., Inmobiliaria Cuadros, S.A. de C.V. , Acabados y Cortes Textiles, S.A. de. C.V., and Tavex Algodonera, S.A. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ending September 30, 2007.)
14.1	Code of Ethical Conduct. (Incorporated by reference to the Company's Annual Report on Form 10-K for year ending December 31, 2003.)
21.1	Subsidiaries.
23.1	Consent of Singer Lewak Greenbaum & Goldstein LLP.
31.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities and Exchange Act of 1934, as amended.
31.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities and Exchange Act of 1934, as amended.
32.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(b) under the Securities and Exchange Act of 1934, as amended.

Exhibit Number	Description
32.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities and Exchange Act of 1934, as amended.

---

* Management contract or compensatory plan or arrangement.

\+ Schedules and exhibits have been omitted from the exhibit. A list of omitted schedules and exhibits is set forth immediately following the table of contents of the exhibit. Copies will be provided to the Securities and Exchange Commission upon request.

Directors and executive officers as of march 31, 2008

Gerard Guez
Chairman of the Board of Directors,
Interim Chief Executive Officer

Todd Kay
Vice Chairman

Patrick Chow
Chief Financial Officer,
Director

Winnie Au
Corporate Secretary

Milton Koffman
Director

Joseph Mizrachi
Director

Mitchell Simbal
Director

Stephane Farouze
Director

Simon Mani
Director

Other officers

Donald Waldman
Chief Operating Officer

Barry Aved
President - Private Brands, Inc.

Charles Ghailian
President – Tag Mex, Inc.

Henry Chu
President – Tarrant Company Limited

Shareholder information

Executive Offices
Tarrant Apparel Group
3151 East Washington Boulevard
Los Angeles, California 90023
Tel. 323 780 8250

Tarrant Company Limited
Lladro Centre
72-80 Hoi Yuen Road
Kwun Tong, Kowloon, Hong Kong
Tel. 852 2797 8120

Transfer Agent and Registrar
Computershare Trust Company, Inc.
350 Indiana Street, Suite 800
Golden, Colorado 80401
Tel. 303 262 0600

Independent Auditors
Singer Lewak Greenbaum & Goldstein LLP
10960 Wilshire Boulevard, Suite 1100
Los Angeles, California 90024
Tel. 310 477 3924

Legal Counsel
Stubbs Alderton & Markiles LLP
15260 Ventura Boulevard, 20th Floor
Sherman Oaks, California 91403
Tel. 818 444 4502

Investor Relations
Any shareholder wishing a copy of the Company's annual report on Form 10-K or the quarterly reports on Form 10-Q as filed with The Securities and Exchange Commission, may obtain such report, without charge, upon written request to the Company, Attn: Investor Relations.

Stock Listing
The Company's common stock is traded on the Nasdaq National Market (Symbol: TAGS).

For Additional Information, Contact:
Tarrant Apparel Group
Patrick Chow – Chief Financial Officer
Tel. 323 780 8250 Ext. 1988

END

Annual Shareholders' Meeting
The annual shareholders' meeting will be held at 10:00 A.M. on Tuesday, May 27, 2007 at the offices of Tarrant Apparel Group, located at 3151 East Washington Boulevard, Los Angeles, California 90023